The registrant is submitting this draft registration statement confidentially as an “emerging growth company” pursuant to

Section 6(e) of the Securities Act of 1933.

As submitted confidentially to the Securities and Exchange Commission on November 21, 2018

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Form S-11

REGISTRATION STATEMENT

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Postal Realty Trust, Inc.

(Exact name of registrant as specified in its governing instruments)

75 Columbia Avenue

Cedarhurst, NY 11516

(576) 295-7820

(Address, including zip code and telephone number, including area code,

of registrant’s principal executive offices)

Andrew Spodek

Chief Executive Officer

75 Columbia Avenue

Cedarhurst, NY 11516

(Name, address, including zip code and telephone number,

including area code, of agent for service)

Copies to:

David C. Wright James V. Davidson Hunton Andrews Kurth LLP Riverfront Plaza, East Tower 951 E. Byrd Street Richmond, VA 23219 Telephone: (804) 788-8200 Facsimile: (804) 788-8218	Christina T. Roupas Winston & Strawn LLP 35 W. Wacker Drive Chicago, IL 60601 Telephone: (312) 558-3722 Facsimile: (312) 558-5700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended. Includes shares of common stock that may be purchased by the underwriters solely to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion,

Preliminary Prospectus dated November 21, 2018

PROSPECTUS

Shares

Postal Realty Trust, Inc.

Common Stock

This is the initial public offering of Postal Realty Trust, Inc. We are selling            shares of our common stock.

We expect the initial public offering price of our common stock to be between $      and $      per share. Currently, no public market exists for our common stock. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “PSTL.” We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a real estate investment trust, or REIT, for federal income tax purposes commencing with our short taxable year ending December 31, 2019. To assist us in qualifying as a REIT, among other purposes, our charter generally limits any person from beneficially or constructively owning more than % in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 18 of this prospectus for a discussion of certain risk factors that you should consider before investing in our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also exercise their option to purchase up to an additional      shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about              , 2018.

Bookrunning Manager

Janney Montgomery Scott

The date of this prospectus is                 , 2018.

You should rely only on the information contained in this document or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current as of the date such information is presented. Our business, financial condition, liquidity, funds from operations, or FFO, adjusted FFO, or AFFO, results of operations and prospects may have changed since those dates.

ii

We use market data, demographic data, industry forecasts and industry projections throughout this prospectus. Unless otherwise indicated, we derived such information from the market study prepared for us by Real Estate Asset Counseling, Inc., or REAC, a real estate consulting firm focusing on the postal industry. Such information is included in this prospectus in reliance on REAC’s authority as an expert on such matters. We have paid REAC a fee of $25,000 for such services. In addition, we have obtained certain market and industry data from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The industry forecasts and projections are based on historical market data and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. We believe that the market and industry research others have performed are reliable, but we have not independently verified this information. Certain financial and operational data regarding the United States Postal Service (the “USPS”) reports to the Postal Regulatory Commission (the “PRC”), has been obtained from the USPS’ internet website at www.usps.com or the PRC’s internet website at www.prc.gov. The USPS’ fiscal year end is September 30 and all fiscal year end data is as of such date. We believe that these data are reliable, but the accuracy and completeness of such data are not guaranteed. Information on, or accessible through, the USPS’ website or the PRC’s website is not a part of, and is not incorporated into, the prospectus or the registration statement of which it forms a part.

Our statement that we believe that upon the completion of this offering and the related formation transactions that we, together with our taxable REIT subsidiary, will be the largest manager of properties leased to the USPS, is based on the aggregate net leaseable square footage of our owned and managed properties.

iii

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company and the historical and pro forma financial statements appearing elsewhere in this prospectus, including under the caption “Risk Factors.” References in this prospectus to “we,” “our,” “us” and “our company” refer to Postal Realty Trust, Inc., a Maryland corporation, together with our consolidated subsidiaries, including Postal Realty LP, a Delaware limited partnership, which we refer to in this prospectus as our operating partnership. We are the sole general partner of our operating partnership. The historical and current operations described in this prospectus refer to historical and current operations of the businesses and assets of our accounting predecessor (which we refer to collectively in this prospectus as our “Predecessor”) that we will succeed to upon consummation of the formation transactions described in this prospectus under the caption “Structure and Formation of Our Company” as if such operations were conducted by us. Our Predecessor is not a legal entity, but rather a combination of entities under the common control of Mr. Andrew Spodek, our chief executive officer and a member of our board of directors. Unless otherwise indicated, the information contained in this prospectus is as of and assumes that (1) the underwriters’ overallotment option is not exercised, (2) the formation transactions are consummated, (3) the common stock to be sold in this offering is sold to the public at $ per share, which is the midpoint of the price range set forth on the front cover of this prospectus, and (4) the units of limited partnership interest in our operating partnership, or OP units, to be issued in the formation transactions are valued at $ per OP unit, which is the midpoint of the price range per share of our common stock set forth on the front cover of this prospectus. Commencing one year following the completion of this offering and the formation transactions, each OP unit will be redeemable, at the option of the holder, for cash equal to the then-current market value of one share of common stock or, at our option, for one share of our common stock.

Overview

We are an internally managed real estate corporation that owns and manages properties leased to the United States Postal Service, or the USPS. Upon completion of this offering and the related formation transactions, we (i) will own an initial portfolio of 265 postal properties located in 40 states comprising approximately 823,903 net leasable interior square feet, all of which are leased to the USPS, (ii) through our taxable REIT subsidiary, or TRS, will manage an additional 398 postal properties leased to the USPS owned by members of Mr. Spodek’s family and their partners and (iii) believe that we will be one of the largest owners and the largest manager of properties that are leased to the USPS. We will have a right of first offer to purchase 256 of our managed properties. Our chief executive officer, Andrew Spodek, is the current owner of 195 of our 265 initial owned properties, which he will contribute to us as part of our formation transactions. Mr. Spodek has been actively engaged in the ownership and management of postal properties for over 20 years.

The USPS is an independent agency of the executive branch of the U.S. federal government that generated $69.7 billion of revenue for its fiscal year ended September 30, 2017. Article I, Section 8, Clause 7 of the United States Constitution empowers Congress “[t]o establish Post Offices and post Roads,” making the USPS one of the few federal agencies explicitly authorized by the United States Constitution. The USPS is federally required to provide universal service to all residents of the United States and its territories, including rural and isolated areas, and has a monopoly on delivery to residential and business mailboxes, with delivery to most homes and businesses six days per week. The USPS’ ability to make deliveries to an estimated 157 million delivery points as of September 30, 2017 is driven by a sophisticated logistics infrastructure of post offices, processing and distribution centers and annexes. We believe this monopoly and infrastructure provides the USPS an important “last mile” advantage, particularly with respect to the growing e-commerce industry.

The USPS reported that it operated 31,917 post office properties in the U.S. as of September 30, 2017, including 23,184 commercially leased properties and 8,448 owned properties. Approximately 11.2% of the leased properties are owned by the top ten private post office owners, with the substantial majority of owners holding a single property. The USPS typically enters into five-year leases with postal lessors, including us, that are modified double-net leases pursuant to which the USPS, as tenant, is responsible for utilities and routine maintenance and reimburses the landlord for property taxes, while the landlord is responsible for insurance, roof and structure maintenance.

Our objective is to create stockholder value by generating attractive risk-adjusted returns through expanding our portfolio of owned and managed postal properties leased to the USPS. When assessing acquisitions, we look at properties that we believe are integral to USPS operations with a range of remaining lease terms. We also seek to acquire properties where we believe our property management expertise can enhance returns through reducing costs. In addition, we intend to expand our third-party property management services to enhance revenue and create potential future acquisition opportunities. We believe the fragmented ownership and specialized nature of properties leased to the USPS has limited the number and growth of professional property managers for these properties.

Our leadership team, led by our chief executive officer Andrew Spodek, has extensive experience in the acquisition and management of properties leased to the USPS. Mr. Spodek has been active in the acquisition and management of USPS-leased properties for over 20 years and our senior management team, including Jeremy Garber, our president, treasurer and secretary, has significant experience in the real estate and finance industries, including the acquisition and property management of properties leased to the USPS. In addition to our executive management team, our Board of Directors has extensive experience in real estate and finance and with the USPS. Our Board of Directors is led by our Chairman, Patrick Donahoe, who completed his 39 year career with the USPS by serving as the 73rd Postmaster General of the United States from 2010 until his retirement in 2015.

Our Competitive Strengths

We believe our management team’s extensive relationships with owners of postal properties and knowledge of the USPS distinguishes us from other owners and managers of properties leased to the USPS. Specifically, our competitive strengths include, among others:

●	Extensive and Geographically Diverse Portfolio. Upon completion of this offering and the related formation transactions, we will own a portfolio of 265 postal properties located in 40 states comprising approximately 823,903 net leasable square feet with a weighted average remaining lease term of 3.5 years as of September 30, 2018. All of these properties are leased to the USPS. In addition, our TRS will manage 398 additional postal properties leased to the USPS owned by members of Mr. Spodek’s family and their partners. We have a right of first offer to purchase 256 of these managed properties.

●	Experienced, Proven and Aligned Management Team with Extensive Seller Relationships. Mr. Spodek, our chief executive officer, has over 20 years of experience principally focused on investing in and managing post office properties, and has established relationships within the USPS, with other post office owners and with brokers that specialize in postal properties. In addition, Mr. Spodek serves as a director of the Association of United States Postal Lessors, the leading national association of postal property owners. Our executive officers have extensive experience in the real estate and finance industries and we believe our team’s experience with the USPS and related relationships with owners and brokers of postal properties will allow us to successfully execute our business strategy. Upon completion of this offering and the related formation transactions, Mr. Spodek will own approximately % of the outstanding equity interest in our company on a fully-diluted basis, which we believe strongly aligns his interests with those of our stockholders.

●	Only Publicly Traded REIT Dedicated to USPS Properties. The current ownership of properties leased to the USPS is highly fragmented with the substantial majority of owners holding a single property. We believe that current post office property owners are an aging demographic and have limited ability to obtain liquidity from their post office investments in a tax efficient manner. Building on our management team’s extensive relationships within the postal property ownership community, we believe that as the only public REIT focused on postal properties, we will be able to offer postal property owners a tax efficient disposition and estate planning option. We also believe a sale to us in exchange for OP units will permit the current owners to relinquish property management responsibility and diversify his or her investment through an investment in a larger portfolio of post office properties.

●	Thoughtful Acquisitions and Exacting Underwriting Driving Property Returns. We acquire postal properties only after thorough evaluation of the risk and opportunity to target attractive risk-adjusted returns. We perform extensive due diligence on every post office property prior to acquisition, with particular emphasis on key factors, including whether the property is integral to the USPS mission, the demographics of the market area, the property’s utilization and hours of operation, delivery routes served from the location and proximity to other USPS facilities. In addition, we seek to acquire properties with underlying real estate fundamentals that support the price, irrespective of the tenant. We underwrite our potential acquisitions based not only on the USPS lease, but also on key real estate metrics, such as market comparable valuations, replacement cost and local real estate market fundamentals. We seek to acquire and own properties where we believe that the market value for the property would be maintained with a tenant other than the USPS, thereby limiting our risks in the event the USPS vacates the property. We believe a focus on strong fundamental real estate values limits our risk in the event of a future re-tenanting.

●	Scalable Platform and Efficient Execution. Our platform is scalable, and we will seek to leverage these capabilities to improve our efficiency and processes as we grow both our owned property portfolio and our third party property management business. We believe that our institutional quality platform can support substantial additional growth in our owned and managed portfolios without adding significant cost. Further, we believe our institutionalized and established investment underwriting methodology, which leads to efficient acquisition execution and expedited closing process, provides us an advantage over other investors in postal properties.

Market Opportunity

We believe our ownership and continuing acquisition of properties leased to the USPS, as well as management of postal properties owned by third parties and leased to the USPS, is an attractive investment opportunity for, among others, the following reasons:

●	The strategic importance of the USPS’ extensive national network to the nation’s infrastructure and growth of e-commerce;

●	Attractive cash flows from USPS-leased properties through stable occupancy and consistent rent growth across various economic cycles;

●	Fragmented ownership and an aging demographic of current owners of USPS-leased properties present an attractive opportunity to consolidate ownership of an institutional asset class that currently is principally non-institutionally owned; and

●	Opportunity to increase returns through professional property management, asset management and consulting services.

Strategic Importance of USPS and Growth of E-Commerce

The USPS is federally required to provide universal service to all residents of the United States and its territories, including rural and isolated areas, and has a monopoly on delivery to residential and business mailboxes, with delivery to most homes and businesses six days per week. The USPS’ ability to make deliveries to an estimated 157 million delivery points as of September 30, 2017 is driven by a sophisticated logistics infrastructure of post offices, processing and distribution centers and annexes. We believe this monopoly and infrastructure has allowed the USPS to have a significant advantage in the final step of the delivery process in which mail or packages are delivered to the recipient, which is referred to as “last mile” delivery. The USPS’ infrastructure would be both cost and time prohibitive for competitors to replicate and, as a result, many package delivery competitors, including FedEx and UPS, utilize USPS as a part of their last-mile delivery network. We believe the USPS and its network of post office locations will continue to be an integral part of the growing e-commerce industry.

E-commerce, the buying and selling of goods and services over the Internet, is growing rapidly and has shifted Americans’ retail purchasing from traditional brick and mortar stores to online purchases and home deliveries. According to Statista, in 2017, U.S. consumers spent $446.8 billion on online retail purchases, up 14.4% from 2016. Much of this growth is driven by the preferences of younger consumers who prefer to shop online. According to a study by BigCommerce and Kelton Global, 67% of individuals between the ages of 22 and 29 prefer shopping online to offline and make 54% of their purchases online. Consumers’ increasing preferences for online purchases has increased the demand for logistics companies to fulfill shipments. Amazon, the largest online retail commerce company, whose revenues increased from $74.5 billion in 2013 to $177.9 billion in 2017, utilizes USPS to ship approximately 40% of all of its packages, according to Politifact.

The chart below illustrates the growth in e-commerce sales revenue from 2016 to 2017 and projected growth through 2022.

Source: Statista

As e-commerce has continued to grow and develop, consumer perception of what constitutes “quick” delivery has evolved, leading to increased expectations for narrow delivery timeframes, overnight delivery and same-day delivery. According to UPS, as of June 5, 2017, 64% of online consumers expect orders placed by 5:00 p.m. to qualify for next day shipping, and 61% of consumers expect orders placed by noon to qualify for same day shipping. In addition, the maximum number of days that customers are willing to wait for an item to be delivered in exchange for free shipping decreased from 5.5 days in 2012 to 4.1 days in 2018 according to AlixPartners. Additionally, Comscore estimates that over 40% of online orders are abandoned by the customer if estimated delivery is over eight days. Furthermore, according to a CBRE survey, 76% of Americans prefer home delivery, as opposed to delivery to a local pack and ship store or distribution center. These evolving delivery demands have created a need for facilities to accommodate the expedited delivery schedules, and have made the last mile service the most complex and critical component of the delivery infrastructure, which accounts for approximately half of all delivery costs, based on data from Business Insider. We believe the continuing growth of e-commerce combined with consumer preferences for increasingly rapid delivery creates significant growth opportunities for the USPS to utilize its current nationwide network of delivery facilities to meet the needs of both e-commerce merchants, as well as last mile delivery needs of other package delivery companies such as FedEx and UPS.

The acceleration of consumer delivery preferences has created not only pressure for delivery networks to increase efficiency and speed of delivery but also to reduce pricing. Recent studies demonstrate that consumers show a high preference for free shipping. Invesp, a provider of website conversion optimization intelligence, reports that 58% of consumers will add more items to their order in order to qualify for free shipping. Furthermore, customers are significantly more likely to make a purchase if it qualifies for free shipping and, according to the Walker Sands Future of Retail study, 90% of consumers are motivated to shop online more often by the option for free shipping. Consequently, shipping rates are of high importance to e-commerce merchants and consumers. Since USPS mail carriers deliver first class mail nationally six days per week, the USPS generally has a low relative last mile cost to deliver to individual households.

We believe the USPS’ national infrastructure, together with its parcel select service, uniquely positions the USPS to capitalize on the changing trends in the business to consumer e-commerce market and substantially grow its package delivery business. The USPS’ parcel select service was developed in 2000 to create an affordable competitive service that could use the USPS’ in-place delivery network and infrastructure to increase revenue from the substantial growth in parcel shipments. Parcel select service is designed for, and used by, high volume parcel shippers, such as UPS, FedEx and Amazon, that drop off pre-sorted parcels at main post offices, or MPOs, in consumers’ geographic areas for last mile delivery to the consumers’ residences by the USPS local delivery network. For example, FedEx Ground is a two-to-seven day package delivery option that typically provides lower prices than other FedEx delivery options. Within FedEx Ground is FedEx SmartPost, which utilizes USPS’ parcel select to complete deliveries of packages up to 70 pounds nationwide, six days per week. Similarly, UPS offers UPS Ground for one-to-five day delivery of packages with typically a lower price than other UPS delivery options. UPS SurePost, a segment of UPS Ground, uses parcel select to complete deliveries of business-to-consumer packages weighing up to 70 pounds. FedEx reported that revenue from FedEx Ground grew approximately 1.9% annually from 2016 to 2018. UPS reported that revenue from UPS Ground grew approximately 5.5% annually from 2015 to 2017. USPS’ parcel select service plays a vital role in the last mile delivery of FedEx Ground and UPS Ground shipments by enabling delivery to virtually any U.S. address six days a week and is expected to be a key source of revenue growth for the USPS.

As shown in the chart below, the USPS’ total package revenue has increased significantly in recent years. Total package revenue grew at a compounded annual rate of 10.6%, and parcel select revenue grew at a compounded annual rate of 22.7% from fiscal 2011 through fiscal 2017.

Attractive Returns from Ownership of Postal Properties

The USPS reported that it operated 30,825 retail post office properties in the U.S. as of September 30, 2017, including MPOs, branches and stations of varying sizes, depending on the average size of the community they service. USPS properties typically are free-standing buildings, centrally located in their communities and are built or configured to USPS specifications with loading bays, customer parking and security features. USPS properties are required to meet certain standards, including federal and Americans with Disabilities Act of 1990, or ADA, requirements, as well as other USPS requirements.

In addition to MPOs, which are typically 5,000 square feet or less, the USPS also owns, leases and operates other types of facilities including carrier annexes and processing and distribution centers. Carrier annexes provide post offices in larger markets with additional capacity. Processing and distribution centers process and dispatch mail and packages in specific geographic areas and are often substantially larger than retail post offices, ranging from approximately 100,000 square feet to in excess of 1,000,000 square feet. Carrier annexes average approximately 15,000 square feet. While our initial portfolio consists almost entirely of retail MPOs, we intend to seek to acquire other types of postal properties as we grow our company.

Postal properties typically are leased directly to the USPS through a commercial lease and not through the General Services Administration, or GSA, which generally handles leasing for federal government leased properties. The USPS typically enters into modified double-net commercial leases pursuant to which the USPS, as tenant, is responsible for utilities and routine maintenance and reimburses the landlord for property taxes, while the landlord is responsible for insurance, roof and structure maintenance. In contrast, GSA leases typically are full-service leases and are subject to the budget funding of the leasing government agency. If a government tenant of a property subject to a GSA lease is unable to receive funding, the lease is cancellable by the government.

USPS-specific requirements for properties are relatively high cost in relation to property value and vary by location and region, and as a result the USPS typically remains in its existing locations for many years rather than regularly re-locating to new sites. According to REAC, over the last five years the USPS renewed approximately 98% of expiring leases. REAC estimates the costs to adapt an existing non-postal facility to range from approximately $80 to $125 per net square foot of leasable space and the required renovations can take 12 to 18 months to complete. This compares to the national weighted-average rental rates for USPS-leased retail properties of $10.73 per square foot as of March 31, 2017, according to REAC. We believe these costs and renovation timetables, relative to prevailing market rental rates for postal properties, together with the disruptive nature of relocation on operations and customer service, contribute to the USPS’ decisions to renew leases for existing space so long as rents remain within market parameters and the properties are maintained in good physical condition.

Fragmented Ownership and Aging Demographic of Current Owners

Ownership of USPS leased properties is fragmented and we believe postal property owners are an aging demographic. As of March 31, 2017, the USPS reported leasing approximately 22,443 properties from approximately 16,383 different owners. According to REAC, the top ten postal property owners account for 11.2% of the total number of USPS leased buildings. Over 68% of the total number of USPS leased properties are owned by persons or entities that own three or fewer properties and approximately 64% of the owners, the majority of which are individuals, own only one USPS leased property. Many existing postal properties were developed to USPS specifications in the 1960s and 1970s by local owners/developers, many of whom still retain the properties within their families and face a significant tax liability upon a sale of the property for cash. We believe that a significant number of these owners also may face significant generational challenges that can be successfully addressed through a sale of their property to us. As the only public REIT focused on postal properties we can offer these owners OP units as acquisition currency which will provide them an attractive tax deferred disposition opportunity with estate planning benefits as well as investment diversification through ownership in our larger portfolio of postal properties. We believe there are substantial opportunities to consolidate ownership of an institutional asset class that currently is principally non-institutionally owned.

We believe the fragmented USPS-leased property market segment is underserved both from a capital and management perspective which provides us a unique opportunity to invest in these properties on attractive terms. Our institutional quality platform is scalable and can support substantial additional growth in our portfolio without adding significant cost. We will seek to leverage our capabilities to continue to improve our efficiency and processes as we grow our portfolio. Further, we believe our institutionalized and sophisticated investment underwriting methodology, which leads to efficient acquisition execution and expedited closing process, provides us an advantage over other investors in postal properties. We also believe our experience and reputation as the largest manager of postal properties will allow us to expand our postal property management business and provide us with unique access to postal property acquisition opportunities.

Opportunity for Professional Management to Increase Returns

We believe the fragmented ownership and specialized nature of properties leased to the USPS has limited the number and growth of professional property managers for these properties. We intend to grow our third-party property management business, which includes property management, asset management and consulting services. These services provide us high margin revenue while expanding our relationships with owners who may not currently wish to sell their properties but may desire to do so in the future, thus providing a potential source of acquisition opportunities. Our experience with the USPS allows our team of property managers to offer professional property management to non-institutional owners of a small number of postal properties and to lower expenses borne by the landlord under the standard USPS modified double-net commercial lease, such as insurance, roof and structure maintenance. We currently work with several national vendors for property services with pricing and warranties we believe generally are not available to small owners. We believe property owners can also benefit from our professional approach to lease negotiations with the USPS. Of the postal properties managed by Nationwide Postal Management, Inc., or NPM, including the 265 properties that we will acquire in the formation transactions, leases renewed in 2015, 2016 and 2017 had annual renewal rent growth of 5.8%, 3.7% and 5.6%, respectively, compared to annual renewal rent growth of 2.3%, 1.8% and 2.0%, respectively, for all USPS properties during the same time periods, according to REAC.

Our economies of scale through large portfolio property management can reduce per unit costs of property maintenance activities such as painting, flooring, paving repairs and roof repairs. These costs can also be managed through improved preventive maintenance and service contracts that can reduce service charges for labor and also allow repair issues to be addressed early and regularly so as to reduce more costly further deterioration. REAC estimates that large multiple property owners can experience favorable expense variations in the range of approximately $0.10 to $0.65 per square foot per year over smaller individual property owners, depending on the terms of the USPS lease maintenance rider.

Our Initial Properties

The table below summarizes certain information as of September 30, 2018 for the 265 properties that we expect to acquire in the formation transactions.

Region	Number of Properties	Aggregate Interior Square Feet	Annualized Gross Rent	Annualized Gross Rent per Square Foot
Midwest	86	313,035	$2,572,903	$8.22
Northeast	66	171,719	$2,308,927	$13.45
South	94	291,122	$2,626,987	$9.02
West	19	48,027	$436,176	$9.08
Total/Average	265	823,903	$7,944,992	$9.64

In connection with our acquisition of the 79 post office properties that we will acquire from (i) joint ventures between either Mr. Spodek or his family members and their joint venture partners and (ii) individuals or entities that hold certain of the properties through tenancy in common, which we refer to as the “Acquisition Properties”, we will obtain a right of first offer to acquire 256 additional properties currently owned by certain of Mr. Spodek’s family members, all of which are currently managed by NPM. We expect to continue to manage these 256 properties following completion of this offering. See “Business and Properties ─ Right of First Offer.”

In the normal course of business, we regularly review opportunities to acquire postal properties as they are offered for sale, through brokers or through personal relationships Mr. Spodek has developed with other postal property owners. We have not entered into purchase and sale agreements for any properties nor completed our due diligence with respect to any properties and thus there can be no assurance that we will negotiate mutually acceptable purchase terms and definitive documentation or that we will complete the acquisition of any properties.

Emerging Growth Company and Smaller Reporting Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If we continue to take advantage of these exemptions, we do not know if some investors will find our shares of common stock less attractive as a result. The result may be a less active trading market for our shares of common stock and our share price may be more volatile.

In addition, the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to avail ourselves of these exemptions, although, subject to certain restrictions, we may elect to stop availing ourselves of these exemptions in the future even while we remain an “emerging growth company.”

We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We are also a “smaller reporting company” as defined in Regulation S-K under the Securities Act and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. We may be a smaller reporting company even after we are no longer an “emerging growth company.”

Summary Risk Factors

Investing in our common stock involves a high degree of risk. Prospective investors are urged to carefully consider the matters discussed under “Risk Factors” prior to making an investment in our common stock. Such risks include, but are not limited to:

●	We depend on a sole tenant in all of our properties, the USPS, and (i) the USPS’ inability to pay rent or bankruptcy of the USPS, (ii) decreased demand for postal services, (iii) , a change in the USPS’ policies regarding lease renewals or (iv) a change in the federal government’s treatment of the USPS, could result in a material decrease in our rental income;

●	We currently have a concentration of post office properties in Pennsylvania, Oklahoma, Texas, Illinois, Michigan, Wisconsin, Arkansas and Massachusetts and are exposed to market conditions in these states;

●	We expect to have approximately $ million of indebtedness outstanding following this offering, which may expose us to the risk of default under our debt obligations and may include covenants that restrict our ability to pay distributions to our stockholders;

●	We may be unable to acquire and/or manage additional USPS-leased properties;

●	There are a limited number of post office properties and competition to buy these properties may be significant;

●	We may be unable to renew leases or sell vacated leases on favorable terms or at all as leases expire;

●	Adverse economic and geopolitical conditions and dislocation in credit markets could have a material adverse effect on our financial condition and results of operations;

●	We have no operating history as a REIT or publicly-traded company and may not be able to operate our business successfully as a REIT or a publicly-traded company;

●	We have elected to avail ourselves of the extended transition period for adopting new or revised accounting standards available to emerging growth companies under the JOBS Act;

●	We have not obtained any third-party appraisals of the properties and other assets to be acquired by us in the formation transactions, and, accordingly, the value of the consideration to be paid or issued for the properties and assets to be acquired by us in the formation transactions may exceed their aggregate fair market value;

●	We are dependent on our key personnel, particularly Mr. Spodek, whose continued service is not guaranteed, and the departure of any of our key personnel could materially and adversely affect us;

●	Our business is subject to risks associated with real estate assets and the real estate industry, which could have a material adverse effect on our financial condition and results of operations;

●	Upon completion of this offering and the formation transactions, Mr. Spodek and his affiliates will own, directly or indirectly, a substantial beneficial interest in our company on a fully diluted basis and will have the ability to exercise significant influence on us and our operating partnership;

●	Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distribution to our stockholders;

●	The share ownership restrictions of the Internal Revenue Code of 1986, as amended, or the Code, applicable to REITs and the stock ownership limit in our charter may inhibit market activity in our shares and restrict our business combination opportunities;

●	There has been no public market for our common stock prior to this offering and an active trading market for our shares of common stock may not develop or be sustained following this offering; and

●	The historical performance of our Predecessor is not, and the pro forma financial statements included in this prospectus may not be, indicative of our future results.

Structure and Formation of Our Company

Our Operating Entities

Our Company

We were formed as a Maryland corporation in November 2018 and will commence operations upon completion of this offering and the related formation transactions. We will conduct our business through a traditional UPREIT structure in which our properties are owned by our operating partnership directly or through limited partnerships, limited liability companies or other subsidiaries, as described below under “—Our Operating Partnership.” We are the sole general partner of our operating partnership and, upon completion of this offering and the related formation transactions, will own approximately % of the OP units. Our board of directors will oversee our business and affairs.

Our Operating Partnership

Our operating partnership was formed as a Delaware limited partnership in November 2018 and will commence operations upon completion of this offering and the related formation transactions. Following completion of this offering and the formation transactions, substantially all of our assets will be held by, and our operations will be conducted through, our operating partnership. As the sole general partner of our operating partnership, we generally will have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully below in “Description of the Partnership Agreement of Postal Realty LP.” In the future, we may issue additional OP units or preferred OP units of limited partnership interest in our operating partnership, or preferred OP units, from time to time in connection with property acquisitions, compensation or otherwise.

NPM and PRM

We believe NPM is the largest manager of post office properties leased to the USPS. Upon completion of this offering and the related formation transactions, we will acquire NPM and its postal property management business and will contribute NPM’s third party management business to our TRS. Upon completion of the formation transactions, we will own and manage our 265 initial properties previously managed by NPM, and our wholly-owned TRS, Postal Realty Management, Inc., or PRM, will continue to conduct the third party management business previously conducted by NPM. PRM and any other TRS we may form will be subject to federal, state and local corporate income taxes. Initially, following completion of this offering, PRM expects to manage 398 postal properties currently owned by members of Mr. Spodek’s family and their partners and managed by NPM. PRM may also provide any noncustomary services to our tenant that we cannot provide consistent with our REIT qualification.

Formation Transactions

The properties and businesses that will be owned by us through our operating partnership upon completion of this offering and the related formation transactions currently are owned directly or indirectly by Mr. Spodek and by certain of his family members, and their partners, either in their capacities as individuals or through partnerships, limited liability companies and corporations.

Mr. Spodek, directly or indirectly, owns substantially all of the equity interests in entities that own 186 properties that we will acquire in the formation transactions. Of these 186 properties, 140 are held indirectly through a series of holding companies, which we refer to collectively as “UPH.” Mr. Spodek acquired UPH in 2013 from an unaffiliated seller. The remaining 46 properties are owned by Mr. Spodek through 12 limited liability companies and one limited partnership, which we refer to collectively as the “Spodek LLCs.” Additionally, Mr. Spodek owns 100% of the outstanding stock of NPM. We refer to the 186 properties owned by UPH and the Spodek LLCs as the “Predecessor Properties.”

In addition to the Predecessor Properties, as part of the formation transactions we will acquire a 100% interest in 79 additional properties from (i) joint ventures between either Mr. Spodek or his family members and their joint venture partners and (ii) from individuals or entities that hold certain of the properties through tenancy in common. We refer to such joint ventures and tenancies in common as the “JV Sellers” and we refer to the 79 properties that we will acquire from the JV Sellers as the “Acquisition Properties.”

The following formation transactions will occur substantially concurrently with the completion of this offering.

●	We will sell shares of our common stock in this offering (and an additional shares if the underwriters exercise their overallotment option in full), and we will contribute the net proceeds from this offering to our operating partnership in exchange for OP units (and an additional OP units if the underwriters exercise their overallotment option in full).

●	Pursuant to the merger and contribution agreements, we and our operating partnership will acquire all of the outstanding equity interests of UPH, the Spodek LLCs and NPM from Mr. Spodek and his affiliates in exchange for shares of our common stock, OP units and $ in cash.

●	Pursuant to purchase and sale agreements, our operating partnership will acquire the 79 Acquisition Properties from the JV Sellers for $ in cash using a portion of the net proceeds of this offering. See “Use of Proceeds.”

●	The consideration to be paid to Mr. Spodek and his affiliates and to the JV Sellers in the formation transactions was not based on arms-length negotiations and no appraisal of the Predecessor Properties, the Acquisition Properties or any other assets we will acquire in the formation transactions was obtained. See “Structure and Formation of Our Company—Our Structure—Determination of Consideration Payable in the Formation Transactions.”

●	The numbers and values of OP units set forth herein assume a value per OP unit equal to the price to the public per share of our common stock in this offering based upon the midpoint of the price range set forth on the front cover of this prospectus.

●	We will enter into tax protection agreements with Mr. Spodek and his affiliates, who will become limited partners of our operating partnership, pursuant to which we will agree to indemnify them against certain potential adverse tax consequences to them, which may affect the way in which we conduct our business in the future, including with respect to when and under what circumstances we sell certain properties or interests therein or repay debt during the tax protection period. See “Structure and Formation of Our Company—Tax Protection Agreements.”

●	The current management team of NPM will become our senior management team, and approximately 14 current employees of NPM will become our employees.

●	Our operating partnership intends to use a portion of the net proceeds of this offering to repay approximately $ million of outstanding indebtedness that we will assume pursuant to the formation transactions.

●	We will enter into employment agreements with Messrs. Spodek and Garber that will provide for salary, bonus, equity awards and other benefits, including severance benefits in the event of a termination of employment in certain circumstances (see “Executive Compensation—Employment Agreements.”).

●	As a result of the formation transactions, we will own 100% of the interests in the Predecessor Properties and the Acquisition Properties, which will constitute our initial portfolio, PRM will conduct our third party postal property management business.

Benefits of the Formation Transactions to Related Parties

In connection with this offering and the formation transactions, Mr. Spodek will receive material benefits described in “―Formation Transactions” above and in “Certain Relationships and Related Transactions,” including those described below. All amounts are based on a value per share of our common stock equal to the midpoint of the price range set forth on the front cover of this prospectus.

●	Pursuant to the formation transactions, Mr. Spodek, our chief executive officer and a director, and his affiliates will receive OP units and shares of our common stock having an aggregate value of approximately $ and approximately $ in cash. As a result, Mr. Spodek and his affiliates will own approximately % of the combined shares of our common stock and OP units upon completion of this offering and the formation transactions, or approximately % if the underwriters’ overallotment option is exercised in full.

●	Our operating partnership will enter into a tax protection agreement with Mr. Spodek and his affiliates, pursuant to which our operating partnership will agree to indemnify them against certain adverse tax consequences (including as a result of receiving a tax protection payment) in connection with: (i) our sale of protected properties in our initial portfolio in a taxable transaction until the anniversary of the completion of the formation transactions; and (ii) our operating partnership’s failure to maintain certain debt levels and/or provide Mr. Spodek and his affiliates the opportunity to guarantee certain debt of our operating partnership until the anniversary of the completion of the formation transactions. Pursuant to the tax protection agreements, it is anticipated that the total amount of protected built in gain on the protected properties will be approximately $ million. See “Structure and Formation of Our Company—Tax Protection Agreements” and “Structure and Formation of Our Company—Benefits of the Formation Transactions to Related Parties.”

●	Pursuant to the terms of the partnership agreement of our operating partnership, we will agree to file, following the date on which we become eligible to file a registration statement on Form S-3 under the Securities Act, one or more registration statements registering the issuance and resale of the common stock issuable upon redemption of the OP units issued in the formation transactions to Mr. Spodek and his affiliates. We will agree to pay all of the expenses relating to such registration statement. See “Shares Eligible for Future Sale—Registration Rights.”

●	We intend to enter into indemnification agreements with our directors and executive officers effective upon the completion of this offering, providing for procedures for indemnification by us to the fullest extent permitted by law and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors or in certain other capacities.

We intend to adopt our                    Equity Incentive Plan, or equity incentive plan, under which we will grant cash or equity incentive awards to our directors, officers, employees and consultants. Upon completion of this offering, we will issue an aggregate of restricted shares of common stock to Messrs. Spodek and Garber, and an aggregate of                        restricted shares of common stock to our independent directors under the equity incentive plan. See “Executive Compensation—Equity Incentive Plan.”

Our Structure

The following diagram depicts our expected ownership structure upon completion of this offering and the related formation transactions. Our operating partnership will own the properties in our initial portfolio directly and indirectly through subsidiaries.

Restrictions on Transfer

Under the partnership agreement for our operating partnership, holders of OP units may not transfer their units without our prior consent, as general partner of the operating partnership. Each of our executive officers, directors and director nominees and their respective affiliates have agreed not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible or exchangeable into our common stock (including OP units) owned by them at the completion of this offering or thereafter acquired by them for a period of 180 days (with respect to our executive officers, directors and director nominees and their affiliates) without the written consent of Janney Montgomery Scott LLC. Beginning on the first anniversary of the completion of the formation transactions, holders of OP units may tender their units for redemption by the operating partnership in exchange for cash equal to the market price of our common stock at the time of redemption or, at our option, for shares of our common stock on a one-for-one basis as described under “Description of the Partnership Agreement of Postal Realty LP—Redemption Rights.”

Restrictions on Ownership of our Capital Stock

Due to limitations on the concentration of ownership of REIT stock imposed by the Code effective upon the completion of this offering and subject to certain exceptions, our charter will provide that no person may beneficially or constructively own more than % in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Our charter will also prohibit any person from, among other things:

●	beneficially or constructively owning or transferring shares of our capital stock if such ownership or transfer would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a year);

●	transferring shares of our capital stock if such transfer would result in our capital stock being owned by fewer than 100 persons;

●	beneficially or constructively owning shares of our capital stock to the extent such beneficial or constructive ownership would cause us to constructively own ten percent or more of the ownership interests in a tenant (other than a TRS) of our real property within the meaning of Section 856(d)(2)(B) of the Code; and

●	beneficially or constructively owning or transferring shares of our capital stock if such beneficial or constructive ownership or transfer would otherwise cause us to fail to qualify as a REIT under the Code.

Our board of directors, in its sole discretion, may exempt a person from the                    % ownership limit and certain other restrictions in our charter and may establish or increase an excepted holder percentage limit for such person if our board of directors obtains such representations, covenants and undertakings as it deems appropriate in order to conclude that granting the exemption and/or establishing or increasing the excepted holder percentage limit will not cause us to lose our status as a REIT.

Our charter will also provide that any ownership or purported transfer of our stock in violation of the foregoing restrictions will result in the shares owned or transferred in such violation being automatically transferred to one or more charitable trusts for the benefit of a charitable beneficiary and the purported owner or transferee acquiring no rights in such shares, except that any transfer that results in the violation of the restriction relating to shares of our capital stock being beneficially owned by fewer than 100 persons will be void ab initio. If the transfer to the trust is ineffective for any reason to prevent a violation of the restriction, the transfer that would have resulted in such violation will be void ab initio.

Conflicts of Interest

Following the completion of this offering and the formation transactions, conflicts of interest may arise between the holders of OP units, including Mr. Spodek, on the one hand, and our stockholders, on the other hand, with respect to certain transactions, such as the sale of properties or a reduction of indebtedness, which could have adverse tax consequences to holders of OP units, including Mr. Spodek, thereby making those transactions less desirable to such holders. See “Policies with respect to Certain Activities—Conflict of Interest Policies” and “Description of the Partnership Agreement of Postal Realty LP”. In addition, Messrs. Spodek and and/or our other directors and executive officers are parties to, or have interests in, certain agreements with us, including merger and contribution agreements. See “Certain Relationships and Related Transactions—Formation Transactions.” Furthermore, our operating partnership will enter into a tax protection agreement with Mr. Spodek and his affiliates, who will become limited partners of our operating partnership, pursuant to which our operating partnership will agree to indemnify them against certain adverse tax consequences to them, which may affect the way in which we conduct our business, including with respect to when and under what circumstances we sell properties in our initial portfolio or interests therein or repay debt during the restriction period. See “Structure and Formation of Our Company—Tax Protection Agreements.” There may be conflicts of interest in the interpretation and enforcement of such agreements.

In addition, Mr. Spodek and his family members will retain ownership interests in certain postal properties that will not be contributed to us in our formation transactions, including properties that we expect to continue to manage through NPM and properties for which we will have a right of first offer following completion of this offering. As a result of these ownership interests and ongoing right of first offer, Mr. Spodek and his family members will have conflicts of interest. See “Risk Factors—Risks Related to Our Organizational Structure—We may pursue less vigorous enforcement of terms of the contribution and other agreements with Mr. Spodek and his family members because of our dependence on Mr. Spodek and conflicts of interest.” For additional information about these relationships, see “Certain Relationships and Related Transactions—Excluded Assets.”

Our Tax Status

We intend to elect and qualify to be taxed as a REIT for federal income tax purposes commencing with our short taxable year ending December 31, 2019. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our capital stock. We believe that we will be organized in conformity with the requirements for qualification as a REIT under the Code and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT for federal income tax purposes commencing with our short taxable year ending December 31, 2019. In addition, we intend to jointly elect with PRM to treat PRM as a TRS.

As a REIT, we generally will not be subject to federal income tax on our net taxable income that we distribute currently to our stockholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute each year at least 90% of their REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains. If we fail to qualify for taxation as a REIT in any taxable year and do not qualify for certain statutory relief provisions, our income for that year will be taxed at regular corporate rates, and we would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. Even if we qualify as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and assets and to federal income and excise taxes on our undistributed income. Additionally, any income earned by PRM, and any other TRS we form in the future, will be subject to federal, state and local corporate income tax.

Corporate Information

Postal Realty Trust, Inc., a Maryland corporation, was incorporated in November 2018. Our principal executive offices are located at 75 Columbia Avenue, Cedarhurst, NY 11516. Our telephone number is (516) 295-7820. We will also maintain an internet website at www.                     .com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

This Offering

Common stock offered by us	shares (plus up to an additional shares of our common stock that we may issue and sell upon the exercise of the underwriters’ overallotment option in full).

Common stock to be outstanding after this offering	shares(1)

Common stock and OP units to be outstanding after this offering and the formation transactions	shares(1) and OP units (2)

Use of proceeds

We estimate that the net proceeds of this offering, after deducting the underwriting discount and commissions and estimated offering expenses payable by us (including reimbursement of offering related expenses incurred by Mr. Spodek and certain of his affiliates on our behalf), will be approximately $          million ($          million if the underwriters exercise their overallotment option in full). We will contribute the net proceeds of this offering to our operating partnership. Our operating partnership intends to use the net proceeds of this offering as follows:

●    approximately $         to acquire the Predecessor Properties and the Acquisition Properties, as described under “— Our Formation Transactions,” above;

●     approximately $          to repay mortgage debt secured by certain of our initial properties; and

●     the remaining net proceeds, if any, for general corporate purposes, including working capital, future acquisitions, transfer taxes and, potentially, paying distributions.

Risk Factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 18 and other information included in this prospectus before investing in our common stock.

Proposed NYSE symbol	“PSTL”

(1)	Includes (a) shares of common stock to be issued in this offering, (b) an aggregate of restricted shares of our common stock to be granted to our executive officers and directors concurrently with the completion of this offering and (c) an aggregate of restricted shares of common stock to be granted to our employees concurrently with the completion of this offering. Excludes (a) up to shares of our common stock issuable upon the exercise of the underwriters’ overallotment option in full, (b) shares of our common stock available for future issuance under our equity incentive plan, and (c) shares that may be issued, at our option, upon redemption of OP units to be issued in the formation transactions.

(2)	Includes OP units expected to be issued in the formation transactions to parties other than us, which may, subject to certain limitations, and as set forth in the partnership agreement of our operating partnership, be redeemed for cash or, at our option, for shares of our common stock on a one-for-one basis beginning one year following completion of the formation transactions.

Summary Selected Financial Data

The following summary financial data should be read in conjunction with the Predecessor’s audited combined consolidated financial statements and the related notes, our unaudited pro forma financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

The following table sets forth selected financial data on (i) a consolidated pro forma basis for our company after giving effect to (a) the formation transactions, including our acquisition of the Predecessor Properties, the Acquisition Properties and the business of NPM, and required purchase accounting adjustments, (b) the estimated use of net proceeds from this offering, and (c) other pro forma adjustments reflecting the completion of this offering, and (ii) on a historical combined basis for our Predecessor. Our Predecessor, which is not a legal entity, is comprised of the combined historical interests in NPM, UPH and the Spodek LLCs. Upon completion of this offering and the formation transactions, we will acquire the properties and assets owned by our Predecessor. We have not presented historical information for Postal Realty Trust, Inc. because we have not had any activity since our formation other than the issuance of 1,000 shares of common stock in connection with the initial capitalization of our company and activity in connection with this offering.

The historical combined consolidated balance sheet information of our Predecessor as of December 31, 2017 and December 31, 2016 and the combined statements of operations and cash flow information of our Predecessor for the years ended December 31, 2017 and December 31, 2016, have been derived from the historical combined consolidated financial statements included elsewhere in this prospectus and includes all adjustments consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the historical financial statements for such periods in accordance with GAAP.

Our unaudited pro forma consolidated financial statements for the year ended December 31, 2017 assume completion of this offering and the formation transactions as of January 1, 2017 for the statement of operations data and as of December 31, 2017 for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

Our Company (Pro Forma) and Our Predecessor (Historical)

	Year Ended December 31, 2017		Year Ended December 31, 2016
	Company Pro Forma Consolidated (unaudited)	Predecessor Historical Combined Consolidated	Predecessor Historical Combined Consolidated
Statement of Income Data:
Revenues
Rent income	$	$5,212,633	$5,161,429
Tenant
reimbursements		814,380	807,643
Fee and other income		699,659	770,954
Total revenues	$	$6,726,672	$6,740,026
Operating Expenses
Real estate taxes	$	$837,941	$832,678
Property operating expenses		712,639	338,824
General and administrative		1,458,043	734,354
Depreciation and amortization		1,657,987	1,655,071
Total operating expenses	$	$4,666,610	$3,560,927
Income from operations		$2,060,062	$3,179,099
Interest income	$	$3,849	$3,817
Interest expense		(1,495,098)	(1,671,905)
Income before income tax benefit		568,813	1,511,011
Income tax benefit (expense)		543,287	(1,161)
Net income	$	$1,112,100	$1,509,850
Net loss attributable to non-controlling interest		(9,954)	(9,889)
Net income attributable to Predecessor	$	$1,102,146	$1,499,961
Balance Sheet Data (at period end)
Total real estate, net	$	$28,997,731	$27,906,628
Total assets	$	$33,665,155	$33,374,803
Mortgage notes payable, net	$	$34,156,480	$34,758,384
Loans payable—related party	$	$3,544,215	$3,544,215
Total liabilities	$	$43,675,794	$44,593,734
Total deficit	$	$(10,010,639)	$(11,218,931)
Other Data:
Cash flows provided by (used in)
Operating activities	$	$2,288,027	$2,966,778
Investing activities	$	$(2,074,861)	$—
Financing activities	$	$(518,210)	$(3,028,734)
Funds from operations (“FFO”)(1)	$	$2,760,133	$3,155,032
Adjusted Funds From Operations (“AFFO”)(1)	$	$2,542,029	$2,937,477

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” for definitions of these metrics and reconciliations of these metrics to net income, the most directly comparable GAAP measure.

RISK FACTORS

Investing in our common stock involves a high degree of risk. In addition to other information contained in this prospectus, you should carefully consider the following factors, together with the other information contained in this prospectus, including our historical and pro forma combined financial statements and the notes thereto, before making an investment decision to purchase shares of our common stock offered by this prospectus. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, cash flows, funds from operations, results of operations, the per share trading price of our common stock and our ability to make cash distributions to our stockholders, which could cause you to lose all or a part of your investment in our common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Forward-Looking Statements.”

Risks Related to Our Sole Tenant

The USPS is an independent agency of the executive branch of the U.S. federal government and any change to the USPS’s mission or purpose could have a material adverse effect on our business, financial condition and results of operations.

A change in the structure, mission, or leasing requirements of the USPS, a significant reduction in the USPS’s workforce, a relocation of personnel resources, other internal reorganization or a change in the post offices occupying our properties, would affect our lease renewal opportunities and have a material adverse effect on our business, financial condition and results of operations. In addition, any change in the federal government’s treatment of the USPS as an independent agency, including, but not limited to, the privatization of all or a portion of the USPS business operations, as has been proposed by the Trump administration, may have a material adverse effect on our business.

Our business is substantially dependent on the demand for post office space.

Any change in the demand for post office space would have a dramatic effect on our business. A primary risk is the oversupply or reduction in demand for post office space in our markets, as the number of retail post office locations decreased by approximately           % between         and              . The level of demand for post office properties may be impacted by a variety of sources including federal government policies, changes in population density, the health of local, regional and national economies and the demand and use of the USPS.

In addition, as discussed below under “Overview of the USPS,” the USPS is facing legislative constraints that are hindering the USPS’ ability to maintain adequate liquidity to sustain its current operations. Any shift in the demand for post office services would likely exacerbate the USPS’s liquidity concerns. If the USPS’ revenues decrease due to reduced demand for post office services, then the USPS may be forced to reduce its post office locations. Any reduction in USPS’ post office properties would have a material adverse effect on our business.

The USPS’ inability to meet its financial obligations may render it insolvent or increase the likelihood of Congressional or regulatory reform of the USPS, which may have a material adverse effect on our business and operations.

At September 30, 2018, the USPS had total assets of approximately $26.7 billion and total liabilities of approximately $89.3 billion. A significant portion of the USPS’ liabilities consist of unfunded fixed benefits, like pensions and healthcare costs, to retired USPS workers. Although Congress regularly debates the future of the USPS, including the 2018 Postal Service Reform Act currently before the U.S. Senate, the USPS is unlikely to be able to retire its existing liabilities without regulatory or Congressional relief. If the USPS were to default on its obligations, many of our leases may be vacated by the USPS, which would have a material adverse effect on our business and operations. Any Congressional or regulatory action that decreases demand by the USPS for leased postal properties would also have a material adverse effect on our business and operations. We cannot predict whether any currently contemplated reforms will ultimately take effect and, if so, how such reforms would specifically affect us.

We depend on a single tenant in all of our properties, the USPS. The insolvency, inability to pay rent or bankruptcy of the USPS would have a material adverse effect on us, including on our financial condition, results of operations, cash flow, cash available for distribution, and our ability to service our debt obligations and could result in our inability to continue as a going concern.

All of our properties are leased to the USPS. Default by the USPS is likely to cause significant or complete reduction in the operating cash flow generated by the property. There can be no assurance that the USPS will be able to avoid insolvency, make timely rental payments or avoid defaulting under its leases. If the USPS defaults, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. Because we depend on rental payments from a sole tenant, the inability of our sole tenant to make its lease payments could adversely affect us and our ability to make distributions to you.

Although it is unclear whether the USPS legally may file for bankruptcy under the United States bankruptcy code, if the USPS were to file for bankruptcy, we will become a creditor, but may not be able to collect all pre-bankruptcy amounts owed by the USPS. In addition, if the USPS were to file for bankruptcy protection, then it potentially could terminate its leases with us under federal law, in which event we would have a general unsecured claim against the USPS that would likely be worth less than the full amount owed to us for the remainder of the lease term. This would have a severe adverse effect on our business, financial condition and results of operations.

Because our sole tenant is an independent agency of the U.S. federal government, our properties may have a higher risk of terrorist attack than similar properties leased to non-governmental tenants.

Terrorist attacks may materially adversely affect our operations, as well as directly or indirectly damage our assets, both physically and financially. Because our sole tenant is, and is expected to continue to be, an independent agency of the U.S. federal government, our properties are presumed to have a higher risk of terrorist attack than similar properties that are leased to non-governmental affiliated tenants. Terrorist attacks, to the extent that these properties are uninsured or underinsured, could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Business and Operations

We expect to have approximately $              million of indebtedness outstanding following this offering, which may expose us to the risk of default under our debt obligations and may include covenants that restrict our ability to pay distributions to our stockholders.

Upon completion of this offering and the formation transactions, we anticipate that our total indebtedness will be approximately $            million, a substantial portion of which will be guaranteed by our operating partnership, and we may incur significant additional debt to finance future acquisition and development activities.

Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties or to pay the dividends currently contemplated or necessary to qualify and maintain our qualification as a REIT. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

●	our cash flow may be insufficient to meet our required principal and interest payments;

●	we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to meet operational needs;

●	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

●	we may be forced to dispose of one or more of our properties, possibly on unfavorable terms or in violation of certain covenants to which we may be subject;

●	we may default on our obligations, in which case the lenders or mortgagees may have the right to foreclose on any properties that secure the loans and/or collect rents and other income from our properties;

●	we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations or reduce our ability to pay, or prohibit us from paying, distributions to our stockholders; and

●	our default under any loan with cross default provisions could result in a default on other indebtedness.

If any one of these events were to occur, our financial condition, results of operations and cash flow could be materially adversely affected. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Indebtedness to be Outstanding After this Offering.”

We may be unable to acquire and/or manage additional USPS-leased properties at competitive prices or at all.

A significant portion of our business plan is to acquire additional properties that are leased to the USPS and manage properties that are leased to the USPS by other third parties to generate revenue and provide a potential source of acquisition opportunities. There are a limited number of such properties, and we will have fewer opportunities to grow our investments than REITs that purchase properties that are leased to a variety of tenants or that are not leased when they are acquired. In addition, the current ownership of properties leased to the USPS is highly fragmented with the overwhelming majority of owners holding a single property. As a result, we may need to expend resources to complete our due diligence and underwriting process on many individual properties, thereby increasing our acquisition costs and possibly reducing the amount that we are able to pay for a particular property. Accordingly, our plan to grow our business largely by acquiring additional properties that are leased to the USPS and managing properties leased to the USPS by third parties may not succeed.

There are a limited number of post office properties and competition to buy these properties may be significant.

We plan to acquire properties which are leased to the USPS whenever we are able to identify attractive opportunities and have sufficient available financing to complete such acquisitions. We face competition for acquisition opportunities from other investors and this competition may subject us to the following risks:

●	we may be unable to acquire a desired property because of competition from other well capitalized real estate investors, including private investment funds and others; and

●	competition from other real estate investors may significantly increase the purchase price we must pay to acquire properties.

In addition, because we will be the only publicly traded REIT dedicated to USPS properties, our initial public offering may generate additional competition from other REITs and real estate companies that did not previously focus on investment opportunities with USPS-leased properties.

We currently have a concentration of post office properties in Pennsylvania, Oklahoma, Texas, Illinois, Michigan, Wisconsin, Arkansas and Massachusetts and are exposed to changes in market conditions in these states.

Our business may be adversely affected by local economic conditions in the areas in which we operate, particularly in Pennsylvania, Oklahoma, Texas, Illinois, Michigan, Wisconsin, Arkansas and Massachusetts, where many of our post office properties are concentrated. Factors that may affect our occupancy levels, our rental revenues, our funds from operations or the value of our properties include the following, among others:

●	downturns in global, national, regional and local economic conditions;

●	possible reduction of the USPS workforce; and

●	economic conditions that could cause an increase in our operating expenses, insurance and routine maintenance.

We may be unable to renew leases or sell vacated properties on favorable terms, or at all, as leases expire, which could materially adversely affect us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

Although 100% of our properties were leased to the USPS at September 30, 2018, we cannot assure you that leases will be renewed or that vacated properties will be sold on favorable terms, or at all. If rental rates for our properties decrease, our existing tenant does not renew their leases or we do not sell vacated properties on favorable terms, our financial condition, results of operations, cash flow, cash available for distributions and our ability to service our debt obligations could be materially adversely affected.

Illiquidity of post office properties could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Our ability to promptly sell one or more post office properties in our portfolio in response to changing economic, financial and investment conditions may be limited. Return of capital and realization of gains, if any, from an investment generally will occur upon disposition or refinancing of the underlying property. We may be unable to realize our investment objectives by sale, other disposition or refinancing at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. In particular, our ability to dispose of one or more post office properties within a specific time period is subject to certain limitations imposed by our tax protection agreements, as well as weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located.

In addition, the Code imposes restrictions on a REIT’s ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs effectively require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of properties that otherwise would be in our best interests. Therefore, we may not be able to vary our portfolio in response to economic or other conditions promptly or on favorable terms.

The failure of properties acquired in the future to meet our financial expectations could have a material adverse effect on us, including our financial condition, results of operations, cash flow, the per share trading price of our common stock and our growth prospects.

Our future acquisitions and our ability to successfully operate these properties may be exposed to the following significant risks, among others:

●	we may acquire properties that are not accretive to our results upon acquisition, and we may not successfully manage and lease those properties to meet our expectations;

●	our cash flow may be insufficient to enable us to pay the required principal and interest payments on the debt secured by the property;

●	we may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties;

●	we may be unable to quickly and efficiently integrate new acquisitions into our existing operations;

●	market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and

●	we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties, liabilities incurred in the ordinary course of business and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

If we cannot operate acquired properties to meet our financial expectations, our growth prospects could be materially adversely affected.

Many of our operating costs and expenses are fixed and will not decline if our revenues decline.

Our results of operations depend, in large part, on our level of revenues, operating costs and expenses. The expense of owning and operating a property is not necessarily reduced when circumstances such as market factors and competition cause a reduction in revenue from the property. As a result, if revenues decline, we may not be able to reduce our expenses to keep pace with the corresponding reductions in revenues. Many of the costs associated with real estate investments, such as insurance, loan payments and maintenance, generally will not be reduced if a property is not fully occupied or other circumstances cause our revenues to decrease, which could have a material adverse effect on us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

Increases in mortgage rates or unavailability of mortgage debt may make it difficult for us to finance or refinance our debt, which could have a material adverse effect on our financial condition, growth prospects and our ability to make distributions to stockholders.

If mortgage debt is unavailable to us at reasonable rates or at all, we may not be able to finance the purchase of additional properties or refinance existing debt when it becomes due. If interest rates are higher when we refinance our properties, our income and cash flow could be reduced, which would reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing more stock or by borrowing more money. In addition, to the extent we are unable to refinance our debt when it becomes due, we will have fewer debt guarantee opportunities available to offer under our tax protection agreements, which could trigger an obligation to indemnify certain parties under the applicable tax protection agreements.

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

Mortgage and other secured debt obligations increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our portfolio of properties. For tax purposes, a foreclosure on any of our properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. Foreclosures could also trigger our tax indemnification obligations under the terms of our tax protection agreements with respect to the sales of certain properties.

Our future debt arrangements may involve balloon payment obligations, which may materially adversely affect us, including our cash flows, financial condition and ability to make distributions.

Our future debt arrangements may require us to make a lump-sum or “balloon” payment at maturity. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or our ability to sell the property. At the time the balloon payment is due, we may or may not be able to refinance the existing financing on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. In addition, balloon payments and payments of principal and interest on our indebtedness may leave us with insufficient cash to pay the distributions that we are required to pay to qualify and maintain our qualification as a REIT.

Adverse economic and geopolitical conditions and dislocations in the credit markets could have a material adverse effect on us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

Our business may be affected by market and economic challenges experienced by the U.S. economy or real estate industry as a whole, such as the dislocations in the credit markets and general global economic downturn during the recent recessionary period. These conditions, or similar conditions in the future, may materially adversely affect us as a result of the following potential consequences, among others:

●	decreased demand for post office space, which would cause market rental rates and property values to be negatively impacted;

●	reduced values of our properties may limit our ability to dispose of assets at attractive prices or obtain debt financing secured by our properties and may reduce the availability of unsecured loans;

●	our ability to obtain financing on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from our acquisition and development activities and increase our future debt service expense; and

●	one or more lenders under our anticipated credit facility could refuse to fund their financing commitment to us or could fail and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.

Failure to hedge effectively against interest rate changes may adversely affect our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

Subject to qualifying and maintaining our qualification as a REIT, we may enter into hedging transactions to protect us from the effects of interest rate fluctuations on floating rate debt. Our hedging transactions may include entering into interest rate cap agreements or interest rate swap agreements. These agreements involve risks, such as the risk that such arrangements would not be effective in reducing our exposure to interest rate changes or that a court could rule that such an agreement is not legally enforceable. In addition, interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates. Hedging could increase our costs and reduce the overall returns on our investments. In addition, while hedging agreements would be intended to lessen the impact of rising interest rates on us, they could also expose us to the risk that the other parties to the agreements would not perform, we could incur significant costs associated with the settlement of the agreements or that the underlying transactions could fail to qualify as highly-effective cash flow hedges under Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 815, Derivatives and Hedging.

We have no operating history as a REIT or a publicly traded company and may not be able to operate our business successfully as a REIT or publicly traded company.

We have no operating history as a REIT or a publicly traded company. We cannot assure you that the past experience of our senior management team will be sufficient to successfully operate our company as a REIT or a publicly traded company, including the requirements to timely meet disclosure requirements of the SEC. Following completion of this offering, we will be required to develop and implement control systems and procedures in order to qualify and maintain our qualification as a REIT and satisfy our periodic and current reporting requirements under applicable SEC regulations and comply with NYSE listing standards, and this transition could place a significant strain on our management systems, infrastructure and other resources. See “—Risks Related to Our Status as a REIT—Failure to qualify as a REIT would have significant adverse consequences to us and the per share trading price of our common stock.”

We are an “emerging growth company” and a “smaller reporting company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make shares of our common stock less attractive to investors.

In April 2012, President Obama signed into law the JOBS Act. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for “emerging growth companies,” including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company. For as long as we are an emerging growth company, which may be up to five full fiscal years, we may take advantage of exemptions from various reporting and other requirements that are applicable to other public companies that are not emerging growth companies, including the requirements to:

●	provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404;

●	comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

●	comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

●	comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise;

●	provide certain disclosure regarding executive compensation required of larger public companies; or

●	hold stockholder advisory votes on executive compensation.

Similarly, as a smaller reporting company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “smaller reporting companies,” including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We have taken advantage of reduced reporting burdens herein. We cannot predict if investors will find shares of our common stock less attractive because we will not be subject to the same reporting and other requirements as other public companies. If some investors find shares of our common stock less attractive as a result, there may be a less active trading market for our common stock, the per share trading price of our common stock could decline and may be more volatile.

We have elected to avail ourselves of the extended transition period for adopting new or revised accounting standards available to emerging growth companies under the JOBS Act and will, therefore, not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies, which could make our common shares less attractive to investors.

The JOBS Act provides that an emerging growth company can take advantage of exemption from various reporting requirements applicable to other public companies and an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We intend to avail ourselves of these exemptions and the extended transition periods for adopting new or revised accounting standards and therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates. We intend to avail ourselves of these options although, subject to certain restrictions, we may elect to stop availing ourselves of these exemptions in the future even while we remain an “emerging growth company.” We cannot predict whether investors will find our stock less attractive as a result of this election. If some investors find our common shares less attractive as a result of this election, there may be a less active trading market for our common shares and our stock price may be more volatile.

We will incur new costs as a result of becoming a public company, and such costs may increase if and when we cease to be an “emerging growth company.”

As a public company, we will incur significant legal, accounting, insurance and other expenses, including costs associated with public company reporting requirements. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect compliance with these public reporting requirements and associated rules and regulations to increase expenses, particularly after we are no longer an emerging growth company, although we are currently unable to estimate theses costs with any degree of certainty. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, which could result in our incurring additional costs applicable to public companies that are not emerging growth companies.

We will be subject to the requirements of the Sarbanes-Oxley Act of 2002.

As long as we remain an emerging growth company, as that term is defined in the JOBS Act, we will be permitted to gradually comply with certain of the on-going reporting and disclosure obligations of public companies pursuant to the Sarbanes-Oxley Act. See “Risk Factors—Risks Related to Our Business and Operations—We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make shares of our common stock less attractive to investors.”

However, our management will be required to deliver a report that assesses the effectiveness of our internal controls over financial reporting, pursuant to Section 302 of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act may require our auditors to deliver an attestation report on the effectiveness of our internal controls over financial reporting in conjunction with their opinion on our audited financial statements as of December 31 subsequent to the year in which the registration statement (of which this prospectus forms a part) relating to this offering becomes effective if we are no longer an “emerging growth company”. Substantial work on our part is required to implement appropriate processes, document the system of internal control over key processes, assess their design, remediate any deficiencies identified and test their operation. This process is expected to be both costly and challenging. We cannot give any assurances that material weaknesses will not be identified in the future in connection with our compliance with the provisions of Section 302 and 404 of the Sarbanes-Oxley Act. The existence of any material weakness described above would preclude a conclusion by management and our independent auditors that we maintained effective internal control over financial reporting. Our management may be required to devote significant time and expense to remediate any material weaknesses that may be discovered and may not be able to remediate any material weakness in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, all of which could lead to a decline in the per share trading price of our common stock.

Material weaknesses or a failure to maintain an effective system of internal control over financial reporting could prevent us from accurately reporting our financial results in a timely manner, which could materially and adversely affect us.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We will rely on our internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. More broadly, effective internal control over financial reporting is a necessary component of our program to seek to prevent, and to detect any, fraud and to operate successfully as a public company. Furthermore, as we grow, our business will likely become more complex, and we may require significantly more resources to develop and maintain effective controls. Designing and implementing an effective system of internal control over financial reporting is a continuous effort that requires significant resources, including the expenditure of a significant amount of time by senior members of our management team.

In connection with the audit of the combined consolidated financial statements of the Predecessor for the years ended December 31, 2017 and December 31, 2016 a material weakness in internal control over financial reporting was identified. The identified material weaknesses involved the limitation of qualified accounting personnel and a lack of formal accounting processes and controls, written job descriptions and responsibilities, including those related to non-routine transactions and estimation processes, which did not prevent or mitigate the risk of material errors from occurring within the financial statements. The material weaknesses relate to identified differences, both individually and in the aggregate, that required adjusting journal entries to be made to the combined consolidated financial statements.

Neither we nor our independent registered public accounting firm has performed an evaluation of internal control over financial reporting for us or the Predecessor during any period in accordance with the provisions of the Sarbanes-Oxley Act. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses or significant control deficiencies may have been identified. While Section 404 of the Sarbanes-Oxley Act will require us to assess the effectiveness of our internal control structure and procedures for financial reporting on an annual basis, for as long as we are an “emerging growth company” under the JOBS Act, the registered public accounting firm that issues an audit report on our financial statements will not be required to attest to or report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.

We cannot assure you that we will be able to remediate the identified material weaknesses in a timely manner, or at all, or that in the future, additional material weaknesses will not exist or otherwise be discovered. In connection with our ongoing monitoring of our internal control over financial reporting or audits of our financial statements, we or our auditors may identify additional deficiencies in our internal control over financial reporting that may be significant or rise to the level of material weaknesses. Any failure to maintain effective internal control over financial reporting or to timely effect any necessary improvements to such controls could harm our operating results or cause us to fail to meet our reporting obligations (which could affect the listing of our common stock on the NYSE). Additionally, ineffective internal control over financial reporting could also adversely affect our ability to prevent or detect fraud, harm our reputation and cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common stock.

We may be required to make rent or other concessions to improve our properties in order to retain our sole tenant at our post office properties, which may materially adversely affect us.

Upon expiration of our leases to our sole tenant at any of our properties we may be required to make rent or other concessions, which would increase our costs. If we are unwilling or unable to make rent or other concessions and/or expenditures, this could result in non-renewals by our sole tenant upon expiration of its leases, which could have a material adverse effect on us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

Property vacancies could result in significant capital expenditures and illiquidity.

The loss of a tenant through lease expiration may require us to spend significant amounts of capital to renovate the property before it is suitable for a new tenant. All of the properties we acquire are specifically suited to the particular business of the USPS and, as a result, if the USPS does not renew its lease, we may be required to renovate the property at substantial costs, decrease the rent we charge or provide other concessions in order to lease the property to another tenant. In the event we are required to sell the property, we may have difficulty selling it to a party other than the USPS . This potential illiquidity may limit our ability to quickly modify our portfolio in response to changes in economic or other conditions, which may materially and adversely affect us.

Our use of OP units as consideration to acquire properties could result in stockholder dilution and/or limit our ability to sell such properties, which could have a material adverse effect on us.

In the future we may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for OP units, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require that we agree to protect the contributors’ ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell properties at a time, or on terms, that would be favorable absent such restrictions.

We have not obtained any third-party appraisals of the properties and other assets to be acquired by us from the prior investors in connection with the formation transactions.

We have not obtained any third-party appraisals of the properties and other assets to be acquired by us from the prior investors in connection with the formation transactions. The value of the OP units that we will pay or issue as consideration for the properties and assets that we will acquire will increase or decrease if our common stock is priced above or below the midpoint of the estimated price range set forth on the front cover of this prospectus. The initial public offering price of our common stock will be determined in consultation with the underwriters. The initial public offering price does not necessarily bear any relationship to the book value or the fair market value of such properties and assets. As a result, the price to be paid by us for the acquisition of the properties and assets in the formation transactions may exceed the fair market value of those properties and assets. The aggregate historical combined net tangible book value of our Predecessor was approximately $                      million as of December 31, 2018.

Our title insurance policies may not cover all title defects.

Each of our initial properties is insured by a title policy. We will not, however, obtain new owner’s title insurance policies in connection with the acquisition of our initial properties in the formation transactions. In some instances, these insurance policies are effective as of the time of the acquisition or later refinancing of the relevant property by our Predecessor. As such, it is possible that there may be title defects that have arisen since such acquisition or refinancing for which we will have no title insurance coverage. If there were a material title defect related to any of our properties that is not adequately covered by a title insurance policy, we could lose some or all of our capital invested in and our anticipated profits from such property.

Our success depends on key personnel whose continued service is not guaranteed, and the loss of one or more of our key personnel could adversely affect our ability to manage our business and to implement our growth strategies, or could create a negative perception of our company in the capital markets.

Our continued success and our ability to manage anticipated future growth depend, in large part, upon the efforts of key personnel, particularly Mr. Spodek and Mr. Garber, who have extensive market knowledge and relationships and exercise substantial influence over our operational and financing activity. Among the reasons that these individuals are important to our success is that each has a national or regional industry reputation that attracts business and investment opportunities and assists us in negotiations with lenders, our sole tenant and owners of postal properties. If we lose their services, such relationships could diminish or be adversely affected.

Many of our other senior executives also have extensive experience and strong reputations in the real estate industry, which aid us in identifying opportunities, having opportunities brought to us and negotiating. The loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners, existing and prospective tenants and industry participants, which could materially adversely affect our financial condition, results of operations, cash flow and the per share trading price of our common stock.

Following the completion of this offering and the formation transactions, we may be subject to on-going or future litigation, including existing claims relating to the entities that own the properties described in this prospectus and otherwise in the ordinary course of business, which could have a material adverse effect on our financial condition, results of operations, cash flow and the per share trading price of our common stock.

Upon the completion of this offering and the formation transactions, we may be subject to litigation, including existing claims relating to the entities that own the properties described in this prospectus and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We generally intend to vigorously defend ourselves. However, we cannot be certain of the ultimate outcomes of any currently asserted claims or of those that may arise in the future. In addition, we may become subject to litigation in connection with the formation transactions in the event that prior investors dispute the valuation of their respective interests, the adequacy of the consideration to be received by them in the formation transactions or the interpretation of the agreements implementing the formation transactions. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby having an adverse effect on our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could materially adversely affect our results of operations and cash flows, expose us to increased risks that would be uninsured and/or adversely impact our ability to attract officers and directors.

We may not be able to rebuild our existing properties to their existing specifications if we experience a substantial or comprehensive loss of such properties.

In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications. Further, reconstruction or improvement of such a property would likely require significant upgrades to meet zoning and building code requirements. Environmental and legal restrictions could also restrict the rebuilding of our properties.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers’ financial condition and disputes between us and our co-venturers.

In the past, we have, and in the future, we expect to, co-invest with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for developing properties and managing the affairs of a property, partnership, joint venture or other entity. In particular, in connection with the formation transactions, we have provided certain of the prior investors with the right to co-develop certain projects with us in the future and the right to acquire a minority equity interest in certain properties that we may develop in the future, in each case under certain circumstances and subject to certain conditions set forth in the applicable agreement. In the event that we co-develop a property together with a third party, we would be required to share a portion of the development fee. With respect to any such arrangement or any similar arrangement that we may enter into in the future, we may not be in a position to exercise sole decision-making authority regarding the development, property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives, and they may have competing interests in our markets that could create conflicts of interest. Such investments may also have the potential risk of impasses on decisions, such as a sale or financing, because neither we nor the partner(s) or co-venturer(s) would have full control over the partnership or joint venture. In addition, a sale or transfer by us to a third party of our interests in the joint venture may be subject to consent rights or rights of first refusal, in favor of our joint venture partners, which would in each case restrict our ability to dispose of our interest in the joint venture. Where we are a limited partner or non-managing member in any partnership or limited liability company, if such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. We may, in certain circumstances, be liable for the actions of a partner, and the activities of a partner could adversely affect our ability to maintain our qualification as a REIT or our exclusion or exemption from registration under the Investment Company Act, even if we do not control the joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers. Our joint ventures may be subject to debt and, during periods of volatile credit markets, the refinancing of such debt may require equity capital calls.

Competition for skilled personnel could increase our labor costs.

We compete intensely with various other companies in attracting and retaining qualified and skilled personnel. We depend on our ability to attract and retain skilled management personnel in order to successfully manage the day-to-day operations of our company. Competitive pressures may require that we enhance our pay and benefits package to compete effectively for such personnel. We may not be able to offset such added costs by increasing the rates we charge our sole tenant. If there is an increase in these costs or if we fail to attract and retain qualified and skilled personnel, our business and operating results could be harmed.

We rely on information technology in our operations, therefore security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our sole tenant and business partners, including personally identifiable information of our sole tenant and employees, in our data centers and on our networks. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations, and damage our reputation, which could adversely affect our business. We also may incur costs to remedy damage caused by such disruptions.

Our growth depends on external sources of capital that are outside of our control and may not be available to us on commercially reasonable terms or at all, which could limit our ability to, among other things, meet our capital and operating needs or make the cash distributions to our stockholders necessary to qualify and maintain our qualification as a REIT.

In order to qualify and maintain our qualification as a REIT, we are required under the Code to, among other things, distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our REIT taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary capital expenditures, from operating cash flow. Consequently, we intend to rely on third-party sources to fund our capital needs. We may not be able to obtain such financing on favorable terms or at all and any additional debt we incur will increase our leverage and likelihood of default. Our access to third-party sources of capital depends, in part, on:

●	general market conditions;

●	the market’s perception of our growth potential;

●	our current debt levels;

●	our current and expected future earnings;

●	our cash flow and cash distributions; and

●	the market price per share of our common stock.

Recently, the capital markets have been subject to significant disruptions. If we cannot obtain capital from third-party sources, we may not be able to acquire or develop properties when strategic opportunities exist, meet the capital and operating needs of our existing properties, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to qualify and maintain our qualification as a REIT.

We are subject to risks from natural disasters such as earthquakes and severe weather.

Natural disasters and severe weather such as flooding, earthquakes, tornadoes or hurricanes may result in significant damage to our properties. Many of our properties are located in states like Oklahoma, Texas and Louisiana that historically have experienced heightened risk for natural disasters like tornados and hurricanes. The extent of our casualty losses and loss in operating income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. When we have geographic concentration of exposures, a single catastrophe (such as an earthquake) or destructive weather event (such as a tornado or hurricane) affecting a region may have a significant negative effect on our financial condition and results of operations. Our financial results may be adversely affected by our exposure to losses arising from natural disasters or severe weather.

We also are exposed to risks associated with inclement winter weather, particularly in the Northeast, Mid-Atlantic and Mid-West, including increased costs for the removal of snow and ice. Inclement weather also could increase the need for maintenance and repair of our communities.

We face possible risks associated with the physical effects of climate change.

To the extent that climate change does occur, its physical effects could have a material adverse effect on our properties, operations and business. To the extent climate change causes changes in weather patterns, our markets could experience increases in storm intensity. These conditions could result in physical damage to our properties or declining demand for space in our buildings or the inability of us to operate the buildings at all in the areas affected by these conditions. Climate change also may have indirect effects on our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable, increasing the cost of energy and increasing the cost of snow removal or related costs at our properties. Proposed legislation to address climate change could increase utility and other costs of operating our properties which, if not offset by rising rental income, would reduce our net income. Should the impact of climate change be material in nature or occur for lengthy periods of time, our properties, operations or business would be adversely affected.

We may be unable to identify and complete acquisitions of properties that meet our investment criteria, which may materially adversely affect our financial condition, results of operations, cash flow and growth prospects.

Our business and growth strategy involves the selective acquisition of post office properties. We may expend significant management time and other resources, including out-of-pocket costs, in pursuing these investment opportunities. Our ability to acquire properties on favorable terms, or at all, may be exposed to the following significant risks:

●	we may incur significant costs and divert management attention in connection with evaluating and negotiating potential acquisitions, including those that we are subsequently unable to complete;

●	agreements for the acquisition of properties are subject to conditions, which we may be unable to satisfy; and

●	we may be unable to obtain financing on favorable terms or at all.

If we are unable to identify attractive investment opportunities, our financial condition, results of operations, cash flow and growth prospects could be materially adversely affected.

Risks Related to the Real Estate Industry

Our business is subject to risks associated with real estate assets and the real estate industry, which could materially adversely affect our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

Our ability to pay expected dividends to our stockholders depends on our ability to generate revenues in excess of expenses, scheduled principal payments on debt and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include many of the risks set forth above under “—Risks Related to Our Business and Operations,” as well as the following:

●	adverse changes in financial conditions of buyers, sellers and tenants of properties;

●	vacancies or our inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options, and the need to periodically repair, renovate and re-let space;

●	increased operating costs, including insurance premiums, utilities, real estate taxes and state and local taxes;

●	civil unrest, acts of war, terrorist attacks and natural disasters, including hurricanes, which may result in uninsured or underinsured losses;

●	decreases in the underlying value of our real estate; and

●	changing market demographics.

In addition, periods of economic downturn or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which could materially adversely affect our financial condition, results of operations, cash flow, cash available for distribution and ability to service our debt obligations.

As an owner of real estate, we could incur significant costs and liabilities related to environmental matters.

Under various federal, state and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste or petroleum products at, on, in, under or migrating from such property, including costs to investigate, clean up such contamination and liability for harm to natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required remediation, removal, fines or other costs could exceed the value of the property and/or our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for costs of remediation and/or personal or property damage or materially adversely affect our ability to sell, lease or develop our properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. See “Business and Properties—Regulation—Environmental Matters.”

Some of our properties have been or may be impacted by contamination arising from current or prior uses of the property, or adjacent properties, for commercial or industrial purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. Our Predecessor and the JV Sellers did not obtain, and in the future we do not expect to obtain, Phase I Environmental Site Assessments for the properties in our initial portfolio. While we have obtained an insurance policy for environmental liabilities at certain of our properties, any potential or existing environmental contamination liabilities may be in excess of, or not covered by, such insurance policy. As a result, we may not be aware of all potential or existing environmental contamination liabilities at the properties in our portfolio. As a result, we could potentially incur material liability for these issues.

As the owner of the buildings on our properties, we could face liability for the presence of hazardous materials, such as asbestos or lead, or other adverse conditions, such as poor indoor air quality, in our buildings. Environmental laws govern the presence, maintenance, and removal of hazardous materials in buildings, and if we do not comply with such laws, we could face fines for such noncompliance. Also, we could be liable to third parties, such as occupants of the buildings, for damages related to exposure to hazardous materials or adverse conditions in our buildings, and we could incur material expenses with respect to abatement or remediation of hazardous materials or other adverse conditions in our buildings. If we incur material environmental liabilities in the future, we may face significant remediation costs, and we may find it difficult to sell any affected properties.

Our properties may contain or develop harmful mold or suffer from other air quality issues, which could lead to liability for adverse health effects and costs of remediation.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our sole tenant, employees of our sole tenant or others if property damage or personal injury is alleged to have occurred.

Our properties may be subject to impairment charges.

On a quarterly basis, we will assess whether there are any indicators that the value of our properties may be impaired. A property’s value is considered to be impaired only if the estimated aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. In our estimate of cash flows, we will consider factors such as expected future operating income, trends and prospects, the effects of demand, competition and other factors. If we are evaluating the potential sale of an asset or development alternatives, the undiscounted future cash flows analysis will consider the most likely course of action at the balance sheet date based on current plans, intended holding periods and available market information. We will be required to make subjective assessments as to whether there are impairments in the value of our properties. These assessments may be influenced by factors beyond our control, such as early vacating by a tenant or damage to properties due to earthquakes, tornadoes, hurricanes and other natural disasters, fire, civil unrest, terrorist acts or acts of war. These assessments may have a direct impact on our earnings because recording an impairment charge results in an immediate negative adjustment to earnings. There can be no assurance that we will not take impairment charges in the future related to the impairment of our properties. Any such impairment could have a material adverse effect on our business, financial condition and results of operations in the period in which the charge is taken.

We may incur significant costs complying with various federal, state and local laws, regulations and covenants that are applicable to our properties.

Properties are subject to various covenants and federal, state and local laws and regulatory requirements, including permitting and licensing requirements. Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers may restrict our use of our properties and may require us to obtain approval from local officials or restrict our use of our properties and may require us to obtain approval from local officials of community standards organizations at any time with respect to our properties, including prior to developing or acquiring a property or when undertaking renovations of any of our existing properties. Among other things, these restrictions may relate to fire and safety, seismic or hazardous material abatement requirements. There can be no assurance that existing laws and regulatory policies will not adversely affect us or the timing or cost of any future development, acquisitions or renovations, or that additional regulations will not be adopted that increase such delays or result in additional costs. Our growth strategy may be affected by our ability to obtain permits, licenses and zoning relief.

In addition, federal and state laws and regulations, including laws such as the ADA and the Fair Housing Amendment Act of 1988, or FHAA, impose further restrictions on our properties and operations. Under the ADA and the FHAA, all public accommodations must meet federal requirements related to access and use by disabled persons. Some of our properties may currently be in non-compliance with the ADA or the FHAA. If one or more of the properties in our portfolio is not in compliance with the ADA, the FHAA or any other regulatory requirements, we may incur additional costs to bring the property into compliance, incur governmental fines or the award of damages to private litigants or be unable to refinance such properties. In addition, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will adversely impact our financial condition, results of operations and cash flow.

Risks Related to Our Organizational Structure

Upon completion of this offering and the formation transactions, Mr. Spodek and his affiliates will own, directly or indirectly, a substantial beneficial interest in our company on a fully diluted basis and will have the ability to exercise significant influence on our company and our operating partnership, including the approval of significant corporate transactions.

Upon completion of this offering and the formation transactions, Mr. Spodek and his affiliates will own approximately   % of the combined outstanding shares of our common stock and OP units (which may be redeemable for shares of our common stock), which together represent an approximate                  % beneficial interest in our company on a fully diluted basis. Mr. Spodek and his affiliates will have the ability to influence the outcome of matters presented to our stockholders, including the election of our board of directors and approval of significant corporate transactions, including business combinations, consolidations and mergers and the determination of our day-to-day corporate and management policies. Therefore, Mr. Spodek will have substantial influence over us and could exercise influence in a manner that is not in the best interests of our other stockholders. This concentration of voting power might also have the effect of delaying or preventing a change of control that our stockholders may view as beneficial.

Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of units in our operating partnership, which may impede business decisions that could benefit our stockholders.

Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Delaware law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. Our fiduciary duties and obligations as the general partner of our operating partnership may come into conflict with the duties of our directors and officers to our company. Mr. Spodek owns a significant interest in our operating partnership as limited partners and may have conflicts of interest in making decisions that affect both our stockholders and the limited partners of our operating partnership.

The partnership agreement provides that, in the event of a conflict between the interests of our operating partnership or any partner, on the one hand, and the separate interests of our company or our stockholders, on the other hand, we, in our capacity as the general partner of our operating partnership, are under no obligation not to give priority to the separate interests of our company or our stockholders, and that any action or failure to act on our part or on the part of our directors that gives priority to the separate interests of our company or our stockholders that does not result in a violation of the contract rights of the limited partners of the operating partnership under its partnership agreement does not violate the duty of loyalty that we, in our capacity as the general partner of our operating partnership, owe to the operating partnership and its partners.

Additionally, the partnership agreement provides that we will not be liable to the operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by the operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. Our operating partnership must indemnify us, our directors and officers, officers of our operating partnership and our designees from and against any and all claims that relate to the operations of our operating partnership, unless (1) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) the person actually received an improper personal benefit in violation or breach of the partnership agreement or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. Our operating partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person’s right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action.

We may assume unknown liabilities in connection with our formation transactions, and any recourse against third parties, including the prior investors in our assets, for certain of these liabilities will be limited.

As part of our formation transactions, we may acquire entities and assets that are subject to existing liabilities, some of which may be unknown or unquantifiable at the time this offering is completed. These liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims by tenants, vendors or other persons dealing with our predecessor entities (that had not been asserted or threatened prior to this offering), tax liabilities and accrued but unpaid liabilities incurred in the ordinary course of business. While in some instances we may have the right to seek reimbursement against an insurer, any recourse against third parties, including the prior investors in our assets, for certain of these liabilities will be limited.

Our charter contains certain provisions restricting the ownership and transfer of our stock that may delay, defer or prevent a change of control transaction that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

Our charter contains certain ownership limits with respect to our stock. Our charter, among other restrictions, prohibits the beneficial or constructive ownership by any person of more than             % in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our stock, excluding any shares that are not treated as outstanding for federal income tax purposes. Our board of directors, in its sole and absolute discretion, may exempt a person, prospectively or retroactively, from this ownership limit if certain conditions are satisfied. See “Description of Capital Stock—Restrictions on Ownership and Transfer.” This ownership limit as well as other restrictions on ownership and transfer of our stock in our charter may:

●	discourage a tender offer or other transactions or a change in management or of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests; and

●	result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of certain of the benefits of owning the additional shares.

We could increase the number of authorized shares of stock, classify and reclassify unissued stock and issue stock without stockholder approval.

Our board of directors, without stockholder approval, has the power under our charter to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue. In addition, under our charter, our board of directors, without stockholder approval, has the power to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and set the preference, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption for such newly classified or reclassified shares. See “Description of Capital Stock—Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock.” As a result, we may issue series or classes of common stock or preferred stock with preferences, dividends, powers and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of our common stock. Although our board of directors has no such intention at the present time, it could establish a class or series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

Certain provisions of Maryland law could inhibit changes of control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

●	“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof or an affiliate or associate of ours who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding voting stock at any time within the two-year period immediately prior to the date in question) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes certain fair price and/or supermajority stockholder voting requirements on these combinations; and

●	“control share” provisions that provide that holders of “control shares” of our company (defined as shares that, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights with respect to their control shares, except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

By resolution of our board of directors, we have opted out of the business combination provisions of the MGCL and provided that any business combination between us and any other person is exempt from the business combination provisions of the MGCL, provided that the business combination is first approved by our board of directors (including a majority of directors who are not affiliates or associates of such persons). In addition, pursuant to a provision in our bylaws, we have opted out of the control share provisions of the MGCL. However, our board of directors may by resolution elect to opt in to the business combination provisions of the MGCL and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future.

Certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain corporate governance provisions, some of which (for example, a classified board) are not currently applicable to us. If implemented, these provisions may have the effect of limiting or precluding a third party from making an unsolicited acquisition proposal for us or of delaying, deferring or preventing a change in control of us under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then current market price. Our charter contains a provision whereby we elect, at such time as we become eligible to do so, to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Certain provisions in the partnership agreement of our operating partnership may delay or prevent unsolicited acquisitions of us.

Provisions in the partnership agreement of our operating partnership may delay, or make more difficult, unsolicited acquisitions of us or changes of our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some of our stockholders might consider such proposals, if made, desirable. These provisions include, among others:

●	redemption rights;

●	a requirement that we may not be removed as the general partner of our operating partnership without our consent;

●	transfer restrictions on OP units;

●	our ability, as general partner, in some cases, to amend the partnership agreement and to cause the operating partnership to issue units with terms that could delay, defer or prevent a merger or other change of control of us or our operating partnership without the consent of the limited partners; and

●	the right of the limited partners to consent to direct or indirect transfers of the general partnership interest, including as a result of a merger or a sale of all or substantially all of our assets, in the event that such transfer requires approval by our common stockholders.

Upon completion of this offering and the formation transactions, the limited partners, including our executive officers and directors, will own approximately       % of the outstanding OP          units of our operating partnership and approximately                      % of the outstanding shares of our common stock, which together represent an approximate               % beneficial interest in our company on a fully diluted basis.

Our tax protection agreements could limit our ability to sell or otherwise dispose of certain properties.

In connection with the formation transactions, our operating partnership will enter into tax protection agreements that provide that if we dispose of any interest in the protected initial properties in a taxable transaction prior to the  anniversary of the completion of the formation transactions, subject to certain exceptions, we will indemnify certain contributors, including Mr. Spodek and his affiliates and certain of our other officers, for their tax liabilities attributable to the built-in gain that exists with respect to such property interests as of the time of this offering, and the tax liabilities incurred as a result of such tax protection payment. Therefore, although it may be otherwise in our stockholders’ best interests that we sell one of these properties, it may be economically prohibitive for us to do so because of these obligations. Moreover, as a result of these potential tax liabilities, Mr. Spodek may have a conflict of interest with respect to our determination as to these properties.

Our tax protection agreements may require our operating partnership to maintain certain debt levels that otherwise would not be required to operate our business.

Under our tax protection agreements, our operating partnership may be required to maintain certain debt levels or provide certain of our contributors, including Mr. Spodek and his affiliates, the opportunity to guarantee debt or enter into a deficit restoration obligations both at the completion of the formation transactions and this offering (if needed) and upon a future repayment, retirement, refinancing or other reduction (other than scheduled amortization) of currently outstanding debt prior to the                            anniversary of the completion of the formation transactions. If we fail to make such opportunities available, we will be required to deliver to each such contributor a cash payment intended to approximate the contributor’s tax liability resulting from our failure to make such opportunities available to that contributor and the tax liabilities incurred as a result of such tax protection payment. See “Structure and Formation of Our Company—Tax Protection Agreements.” We agreed to these provisions in order to assist Mr. Spodek and his affiliates in deferring the recognition of taxable gain as a result of and after the formation transactions. These obligations may require us to maintain more or different indebtedness than we would otherwise require for our business.

We may pursue less vigorous enforcement of terms of the contribution and other agreements with members of our senior management and our affiliates because of our dependence on them and conflicts of interest.

Mr. Spodek, our chief executive officer, is party to or has interests in contribution, merger and purchase and sale agreements with us pursuant to which we will acquire interests in our properties and assets. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationships with members of board of directors and our management, with possible negative impact on stockholders.

Our board of directors may change our strategies, policies and procedures without stockholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

Our investment, financing, leverage and distribution policies, and our policies with respect to all other activities, including growth, capitalization and operations, will be determined exclusively by our board of directors, and may be amended or revised at any time by our board of directors without notice to or a vote of our stockholders. This could result in us conducting operational matters, making investments or pursuing different business or growth strategies than those contemplated in this prospectus. Further, our charter and bylaws do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Our board of directors may alter or eliminate our current policy on borrowing at any time without stockholder approval. If this policy changed, we could become more highly leveraged which could result in an increase in our debt service. Higher leverage also increases the risk of default on our obligations. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, real estate market fluctuations and liquidity risk. Changes to our policies with regards to the foregoing could materially adversely affect our financial condition, results of operations and cash flow.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Under Maryland law, generally, a director will not be liable if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

●	actual receipt of an improper benefit or profit in money, property or services; or

●	active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our charter authorizes us to indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each director and officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to advance the defense costs incurred by our directors and officers. We intend to enter into indemnification agreements with each of our executive officers and directors whereby we will indemnify our directors and executive officers to the fullest extent permitted by Maryland law against all expenses and liabilities incurred in their capacity as an officer and/or director, subject to limited exceptions. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter and bylaws or that might exist with other companies.

We are a holding company with no direct operations and, as such, we will rely on funds received from our operating partnership to pay liabilities, and the interests of our stockholders will be structurally subordinated to all liabilities and obligations of our operating partnership and its subsidiaries.

We are a holding company and will conduct substantially all of our operations through our operating partnership. We do not have, apart from an interest in our operating partnership, any independent operations. As a result, we will rely on cash distributions from our operating partnership to pay any dividends we might declare on shares of our common stock. We will also rely on distributions from our operating partnership to meet any of our obligations, including any tax liability on taxable income allocated to us from our operating partnership. In addition, because we are a holding company, your claims as a stockholder will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be available to satisfy the claims of our stockholders only after all of our and our operating partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

Our operating partnership may issue additional OP units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our operating partnership and could have a dilutive effect on the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders.

After giving effect to this offering, we will own                    % of the outstanding OP units. We may, in connection with our acquisition of properties or otherwise, issue additional OP units to third parties. Such issuances would reduce our ownership percentage in our operating partnership and could affect the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders. Because you will not directly own OP units, you will not have any voting rights with respect to any such issuances or other partnership level activities of our operating partnership.

Risks Related to Our Status as a REIT

Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders.

We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT commencing with our short taxable year ending December 31, 2019. However, we cannot assure you that we will qualify and remain qualified as a REIT. In connection with this offering, we will receive an opinion from Hunton Andrews Kurth LLP that, commencing with our short taxable year ending December 31, 2019, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the federal income tax laws and our proposed method of operations will enable us to satisfy the requirements for qualification and taxation as a REIT under the federal income tax laws for our short taxable year ending December 31, 2019 and subsequent taxable years. Investors should be aware that Hunton Andrews Kurth LLP’s opinion will be based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, and is not binding upon the Internal Revenue Service, or the IRS, or any court and speaks as of the date issued. In addition, Hunton Andrews Kurth LLP’s opinion will be based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Hunton Andrews Kurth LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our stockholders because:

●	we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

●	we could be subject to increased state and local taxes; and

●	unless we are entitled to relief under certain federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our common stock. See “Material Federal Income Tax Considerations” for a discussion of material federal income tax consequences relating to us and our common stock.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows.

Even if we qualify for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. In addition, our TRS will be subject to regular corporate federal, state and local taxes. Any of these taxes would decrease cash available for distributions to stockholders.

Failure to make required distributions would subject us to federal corporate income tax.

We intend to operate in a manner so as to qualify as a REIT for federal income tax purposes. In order to qualify as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under the Code. We will also be required to distribute any accumulated earnings and profits from any non-REIT year, including as a result of the formation transactions, by the close of the taxable year.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our capital stock. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities, securities of TRSs and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of TRSs and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total assets can be represented by the securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

The prohibited transactions tax may limit our ability to dispose of our properties.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transaction tax equal to 100% of net gain upon a disposition of real property. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our properties or may conduct such sales through our TRS, which would be subject to federal and state income taxation.

We could be affected by tax liabilities or earnings and profits of our Predecessor.

A portion of our Predecessor is a taxable C corporation that will be merged into us. As a result of the merger, any unpaid tax liabilities of such taxable C corporation will be transferred to us. Under an indemnification agreement, Mr. Spodek and his affiliates are required to make a payment to us in the event that there is a final determination of any such tax liabilities. If Mr. Spodek and his affiliates do not make such payment, we would be responsible for paying such tax liabilities, which would decrease cash available for distributions to stockholders. In addition, we will be required to distribute, by the end of our first taxable year as a REIT, an amount equal to the accumulated earnings and profits of any C corporation that is merged into us.

We may be subject to a tax if we sell certain assets of our Predecessor within five years of the formation transactions.

A portion of our Predecessor is a taxable C corporation that will be merged into us. To the extent that any of the assets of such C corporation have a built-in gain at the time of the merger, and we were to sell any of such assets within five years after the merger, we would be subject to an entity level tax on any gain realized up to the amount of such built-in gain.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Our transactions with our TRS will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm’s-length terms.

Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. In addition, the Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation and, in certain circumstances, other limitations on deductibility may apply. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis.

Our TRS will be subject to applicable federal, foreign, state and local income tax on its taxable income, and its after-tax net income will be available for distribution to us but is not required to be distributed to us. We believe that the aggregate value of the stock and securities of our TRS will be less than 20% of the value of our total assets (including our TRS stock and securities). Furthermore, we will monitor the value of our respective investments in our TRS for the purpose of ensuring compliance with TRS ownership limitations and will structure our transactions with our TRS on terms that we believe are arm’s length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 20% limitation discussed above or to avoid application of the 100% excise tax.

You may be restricted from acquiring or transferring certain amounts of our common stock.

The restrictions on ownership and transfer in our charter may inhibit market activity in our capital stock and restrict our business combination opportunities.

In order to qualify as a REIT for each taxable year after 2018, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our capital stock under this requirement. Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of a taxable year for each taxable year after 2018. To help insure that we meet these tests, our charter restricts the acquisition and ownership of shares of our capital stock.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary to preserve our qualification as a REIT. Unless exempted by our board of directors, our charter prohibits any person from beneficially or constructively owning more than                % in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. Our board of directors may not grant an exemption from this restriction to any proposed transferee whose ownership in excess of                       % of the value of our outstanding shares would result in our failing to qualify as a REIT. This as well as other restrictions on transferability and ownership will not apply, however, if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT.

Dividends payable by REITs generally do not qualify for the reduced tax rates on dividend income from regular corporations.

Qualified dividend income payable to U.S. stockholders that are individuals, trusts and estates is subject to the reduced maximum tax rate applicable to capital gains. Dividends payable by REITs, however, generally are not eligible for the reduced qualified dividend rates. For taxable years before January 1, 2026, non-corporate taxpayers may deduct up to 20% of certain pass-through business income, including “qualified REIT dividends” (generally, dividends received by a REIT shareholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations, resulting in an effective maximum federal income tax rate of 29.6% on such income. Although the reduced federal income tax rate applicable to qualified dividend income does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock. Tax rates could be changed in future legislation.

If our operating partnership failed to qualify as a partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.

We believe that our operating partnership will be treated as a partnership for federal income tax purposes. As a partnership, our operating partnership generally will not be subject to federal income tax on its income. Instead, each of its partners, including us, will be allocated, and may be required to pay tax with respect to, its share of our operating partnership’s income. We cannot assure you, however, that the IRS will not challenge the status of our operating partnership or any other subsidiary partnership in which we own an interest as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership or any such other subsidiary partnership as an entity taxable as a corporation for federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of our operating partnership or any subsidiary partnerships to qualify as a partnership could cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

To qualify and maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions, and the unavailability of such capital on favorable terms at the desired times, or at all, may cause us to curtail our investment activities or dispose of assets at inopportune times and/or on unfavorable terms, which could materially adversely affect our financial condition, results of operations and cash flow.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, excluding net capital gains, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. In order to qualify and maintain our REIT status and avoid the payment of income and excise taxes, we may need to borrow funds to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from, among other things, differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required principal or amortization payments. These sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market’s perception of our growth potential, our current debt levels, the market price of our common stock, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities or dispose of assets at inopportune times and/or on unfavorable terms, which could materially adversely affect our financial condition, results of operations and cash flows.

New legislation or administrative or judicial action, in each instance potentially with retroactive effect, could adversely affect us or our stockholders.

The federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the federal income tax treatment of an investment in us. The federal income tax rules dealing with REITs constantly are under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, which could result in statutory changes as well as frequent revisions to regulations and interpretations. The tax law informally known as the Tax Cuts and Jobs Act, or the TCJA, significantly changes the federal income tax laws applicable to businesses and their owners, including REITs and their stockholders. Additional technical corrections or other amendments to the TCJA or administrative guidance interpreting the TCJA may be forthcoming at any time. We and our stockholders could be adversely affected by any such change in, or any new federal income tax law, regulation or administrative interpretation.

Risks Related to this Offering

There has been no public market for our common stock prior to this offering and an active trading market for our common stock may not develop following this offering.

Prior to this offering, there has not been any public market for our common stock, and there can be no assurance that an active trading market will develop or be sustained or that shares of our common stock will be resold at or above the initial public offering price. The initial public offering price of our common stock will be determined by agreement among us and the underwriters, but there can be no assurance that our common stock will not trade below the initial public offering price following the completion of this offering. See “Underwriting.” The market value of our common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our common stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions.

We may be unable to make distributions at expected levels, which could result in a decrease in the market price of our common stock.

If sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital, borrow to provide funds for such distributions, or reduce the amount of such distributions. To the extent we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. If cash available for distribution generated by our assets is less than our current estimate, or if such cash available for distribution decreases in future periods from expected levels, our inability to make the expected distributions could result in a decrease in the market price of our common stock. In the event the underwriters’ overallotment option is exercised, pending investment of the proceeds therefrom, our ability to pay such distributions out of cash from our operations may be further materially adversely affected.

Our ability to make distributions may also be limited by the terms of our anticipated revolving credit facility. We also expect that if a default or event of default exists or would result from a distribution, we may be precluded from making certain distributions other than those required to allow us to qualify and maintain our status as a REIT.

All distributions will be made at the discretion of our board of directors and will be based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, qualification and maintenance of our REIT qualification and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future, and our inability to make distributions, or to make distributions at expected levels, could result in a decrease in the market price of our common stock.

Mr. Spodek and his affiliates will receive benefits in connection with this offering, which create a conflict of interest because they have interests in the successful completion of this offering that may influence their decisions affecting the terms and circumstances under which this offering and formation transactions are completed.

In connection with this offering and our formation transactions, Mr. Spodek and his affiliates will receive an aggregate of OP units, representing a % beneficial interest in our company on a fully diluted basis, and cash payments in the aggregate amount of approximately $ million. These transactions create a conflict of interest because Mr. Spodek and his affiliates have interests in the successful completion of this offering. These interests may influence their decisions, affecting the terms and circumstances under which this offering and the formation transactions are completed. For more information concerning benefits to be received by Mr. Spodek and his affiliates in connection with this offering, see “Structure and Formation of Our Company—Consequences of This Offering and the Formation Transactions” and “Certain Relationships and Related Transactions.”

The market price and trading volume of our common stock may be volatile following this offering.

Even if an active trading market develops for our common stock, the per share trading price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur, and investors in shares of our common stock may from time to time experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. If the per share trading price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the per share trading price of our common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

●	actual or anticipated variations in our quarterly operating results or dividends;

●	changes in our funds from operations or earnings estimates;

●	publication of research reports about us or the USPS;

●	increases in market interest rates that lead purchasers of our common stock to demand a higher dividend yield;

●	changes in market valuations of similar companies;

●	adverse market reaction to any debt we incur in the future;

●	additions or departures of key management personnel;

●	actions by institutional stockholders;

●	speculation in the press or investment community;

●	the realization of any of the other risk factors presented in this prospectus;

●	the extent of investor interest in our securities;

●	the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

●	our underlying asset values;

●	investor confidence in the stock and bond markets generally;

●	changes in tax laws;

●	future equity issuances;

●	failure to meet earnings estimates;

●	failure to meet and maintain REIT qualifications;

●	change in the status of the USPS as an independent federal agency;

●	the solvency and financial health of the USPS;

●	change in the demand for postal services delivered by the USPS;

●	changes in our credit ratings; and

●	general market and economic conditions.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us, including our financial condition, results of operations, cash flow and the per share trading price of our common stock.

We may use a portion of the net proceeds from this offering to make distributions to our stockholders, which would, among other things, reduce our cash available to develop or acquire properties and may reduce the returns on your investment in our common stock.

Prior to the time we have fully invested the net proceeds of this offering, we may fund distributions to our stockholders out of the net proceeds of this offering, which would reduce the amount of cash we have available to acquire properties and may reduce the returns on your investment in our common stock. The use of these net proceeds for distributions to stockholders could adversely affect our financial results. In addition, funding distributions from the net proceeds of this offering may constitute a return of capital to our stockholders, which would have the effect of reducing each stockholder’s tax basis in our common stock.

You will experience immediate and material dilution in connection with the purchase of our common stock in this offering.

As of December 31, 2018, the aggregate historical combined net tangible book value of our Predecessor was approximately $        million, or $ per share of our common stock held by        , assuming the exchange of OP units into shares of our common stock on a one-for-one basis. As a result, the pro forma net tangible book value per share of our common stock after the completion of this offering and the formation transactions will be less than the initial public offering price. The purchasers of shares of our common stock offered hereby will experience immediate and substantial dilution of $ per share in the pro forma net tangible book value per share of our common stock, based on the midpoint of the price range per share of common stock set forth on the front cover of this prospectus. See “Dilution.”

The combined consolidated financial statements of our Predecessor and our unaudited pro forma financial statements may not be representative of our financial statements as an independent public company.

The combined consolidated financial statements of our Predecessor and our unaudited pro forma financial statements that are included in this prospectus do not necessarily reflect what our financial position, results of operations or cash flow would have been had we been an independent entity during the periods presented. Furthermore, this financial information is not necessarily indicative of what our results of operations, financial position or cash flow will be in the future. It is not possible for us to accurately estimate all adjustments that may reflect all the significant changes that will occur in our cost structure, funding and operations as a result of this offering and the formation transactions, including potential increased costs associated with reduced economies of scale and increased costs associated with being an independent publicly traded company. See “Summary Selected Financial and Other Data” and the combined financial statements of our Predecessor and our unaudited pro forma financial statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

Increases in market interest rates may have an adverse effect on the trading prices of our common stock as prospective purchasers of our common stock may expect a higher dividend yield and as an increased cost of borrowing may decrease our funds available for distribution.

One of the factors that will influence the trading prices of our common stock will be the dividend yield on the common stock (as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our common stock to expect a higher dividend yield (with a resulting decline in the trading prices of our common stock) and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock to decrease.

The number of shares of our common stock available for future issuance or sale could materially adversely affect the per share trading price of our common stock.

We are offering shares of our common stock as described in this prospectus. Upon completion of this offering and the formation transactions, we will have outstanding approximately shares of our common stock. Of these shares, the shares sold in this offering will be freely tradable, except for any shares purchased in this offering by our affiliates, as that term is defined by Rule 144 under the Securities Act, and for restrictions on ownership and transfer in our charter intended to preserve our status as a REIT. Upon completion of this offering and the formation transactions, Messrs. Spodek and his affiliates and our other directors and officers and their affiliates will beneficially own OP units which will be redeemable at the option of the holders beginning approximately one year following completion of this offering, for cash, or at our option, for shares of our common stock, on a one-for-one basis. We have agreed to register the shares issuable upon redemption of the OP units so that such shares will be freely tradable under the securities laws.

We cannot predict whether future issuances or sales of shares of our common stock or the availability of shares for resale in the open market will decrease the per share trading price per share of our common stock. The per share trading price of our common stock may decline significantly when the restrictions on resale by certain of our stockholders lapse or upon the registration of additional shares of our common stock pursuant to registration rights granted in connection with this offering.

The issuance of substantial numbers of shares of equity securities, including OP units, or the perception that such issuances might occur could materially adversely affect us, including the per share trading price of shares of our common stock.

The exercise of the underwriters’ overallotment option, the redemption of OP units for common stock, the vesting of any restricted stock granted to certain directors, executive officers and other employees under our equity incentive plan, the issuance of our common stock or OP units in connection with future property, portfolio or business acquisitions and other issuances of our common stock could have an adverse effect on the per share trading price of our common stock, and the existence of units, options or shares of our common stock issuable under our equity incentive plan or upon redemption of OP units may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future issuances of shares of our common stock may be dilutive to existing stockholders.

Future offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may materially adversely affect us, including the per share trading price of our common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities (or causing our operating partnership to issue debt securities), including medium-term notes, senior or subordinated notes and classes or series of preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will be entitled to receive our available assets prior to distribution to the holders of our common stock. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability pay dividends to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk that our future offerings could reduce the per share trading price of our common stock and dilute their interest in us.

FORWARD-LOOKING STATEMENTS

We make statements in this prospectus that are forward-looking statements within the meaning of the federal securities laws. In particular, statements pertaining to our capital resources, property performance and results of operations contain forward-looking statements. Likewise, our pro forma financial statements and all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

●	defaults on, early terminations of or non-renewal of leases by the USPS;

●	change in the demand for postal services delivered by the USPS;

●	change in the status of the USPS as an independent agency of the executive branch of the U.S. federal government;

●	the solvency and financial health of the USPS;

●	our failure to generate sufficient cash flows to service our outstanding indebtedness;

●	the competitive environment in which we operate;

●	adverse economic or real estate developments, either nationally or in the markets in which our properties are located;

●	decreased rental rates or increased vacancy rates;

●	our failure to successfully operate developed and acquired properties;

●	fluctuations in mortgage rates and increased operating costs;

●	general economic conditions;

●	financial market fluctuations;

●	lack or insufficient amounts of insurance;

●	conflicts of interests with our officers and/or directors;

●	our failure to obtain necessary outside financing on favorable terms or at all, including our anticipated credit facility;

●	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

●	difficulties in identifying or completing acquisition opportunities;

●	other factors affecting the real estate industry generally;

●	our failure to qualify and maintain our qualification as a REIT for federal income tax purposes;

●	limitations imposed on our business and our ability to satisfy complex rules in order for us to qualify as a REIT for federal income tax purposes; and

●	changes in governmental regulations or interpretations thereof, such as real estate and zoning laws and increases in real property tax rates and taxation of REITs.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes after the date of this prospectus, except as required by applicable law. You should not place undue reliance on any forward-looking statements that are based on information currently available to us or the third parties making the forward-looking statements. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section titled “Risk Factors.”

USE OF PROCEEDS

After deducting the underwriting discount and commissions and estimated expenses of this offering payable by us (including reimbursement of offering related expenses incurred by Mr. Spodek and certain of his affiliates on our behalf), we expect to receive net proceeds from this offering of approximately $ million, or approximately $ million if the underwriters’ overallotment option is exercised in full, in each case assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the front cover of this prospectus.

We intend to contribute the net proceeds of this offering to our operating partnership in exchange for OP units, and our operating partnership intends use the net proceeds received from us as described below:

●	approximately $ to acquire the Predecessor Properties and the Acquisition Properties;

●	approximately $ to repay mortgage debt secured by certain of our initial properties; and

●	the remaining net proceeds, if any, for general corporate purposes, including working capital, future acquisitions, transfer taxes and, potentially, paying distributions.

Pending application of net proceeds of this offering, we intend to invest the net proceeds in interest-bearing accounts, money market accounts and interest-bearing securities in a manner that is consistent with our intention to qualify for taxation as a REIT. Such investments may include, for example, government and government agency certificates, government bonds, certificates of deposit, interest-bearing bank deposits, money market accounts and mortgage loan participations.

See our pro forma financial statements elsewhere in this prospectus for additional information regarding the use of proceeds.

CAPITALIZATION

The following table sets forth (i) the historical unaudited combined capitalization of the Predecessor as of December 31, 2018 on an actual basis, (ii) our unaudited pro forma capitalization, adjusted to give effect to the formation transactions, but before giving effect to this offering and (iii) our unaudited pro forma capitalization on an as adjusted basis to give effect to the formation transactions, this offering and the use of net proceeds as set forth in “Use of Proceeds.” You should read this table in conjunction with “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing elsewhere in this prospectus.

As of December 31, 2018
	Historical	Pro Forma Formation Transactions	Pro Forma as Adjusted(1),(2)
Cash and cash equivalents		$	$
Debt:
Mortgage loans payable, net		$	$
Loans payable—related party
Equity:
Common stock, $0.01 par value per share; 500,000,000 shares authorized; 1,000 shares issued and outstanding (historical) and shares issued and outstanding (pro forma, as adjusted)
Additional paid-in capital
Accumulated deficit
Member’s deficit
Noncontrolling interest
Total deficit
Total capitalization		$	$

(1)	Excludes up to shares of our common stock issuable upon the exercise of the underwriters’ overallotment option.

(2)	Includes (a) shares of our common stock to be issued in this offering and (b) an aggregate of restricted shares of our common stock to be granted to our executive officers and directors concurrently with the completion of this offering.

DILUTION

Purchasers of shares of our common stock offered by this prospectus will experience immediate and substantial dilution of the net tangible book value of our common stock from the initial public offering price. At December 31, 2018, we had a combined net tangible book value of approximately $        million, or $          per share of our common stock to be issued in the formation transactions, assuming the exchange of outstanding OP units (other than OP units held by us) into shares of our common stock on a one-for-one basis. After giving effect to the formation transactions and the sale of the shares of our common stock offered by this prospectus, including the expected use of the net proceeds of this offering as described under “Use of Proceeds,” and the deduction of underwriting discounts and commissions and estimated offering and formation transaction expenses, the pro forma net tangible book value at December 31, 2018 attributable to common stockholders would have been $          million, or $            per share of our common stock. This amount represents an immediate increase in net tangible book value of $         per share for shares to be issued in the formation transactions and an immediate dilution in pro forma net tangible book value of $            per share from the assumed public offering price of $         per share of our common stock to new public investors. See “Risk Factors—Risks Related to this Offering—Differences between the book value of the assets to be acquired in the formation transactions and the price paid for our common stock will result in an immediate and material dilution of the book value of our common stock.” The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock(1)			$
Net tangible book value per share assuming the formation transactions but before this offering(2)	($	)
Decrease in pro forma net tangible book value per share attributable to the formation transactions, but before this offering(3)	$
Increase in pro forma net tangible book value per share after this offering(4)	$
Pro forma net tangible book value per share after the formation transaction and this offering(5)			$
Dilution in pro forma net tangible book value per share to new investors(6)			$

(1)	Based on a price per share equal to the midpoint of the range set forth on the front cover of this prospectus.

(2)	Net tangible book value per share of our common stock before the formation transactions and this offering is determined by dividing the net tangible book value based on December 31, 2018 net book value of tangible assets (consisting of total assets less intangible assets, which are comprised of deferred financing and leasing costs, acquired above-market leases and acquired in-place lease value, net of liabilities to be assumed, excluding acquired below-market leases) of our Predecessor by the number of shares of our common stock held by after this offering, assuming the exchange for shares of our common stock on a one-for-one basis of the OP units to be issued in connection with the formation transactions.

(3)	The decrease in pro forma net tangible book value per share of our common stock attributable to our formation transactions, but before this offering, is determined by dividing the difference between (a) the pro forma net tangible book value before our formation transactions and this offering and (b) the pro forma net tangible book value after our formation transactions and before this offering, by the number of shares of our common stock held by prior investors after this offering, assuming the exchange for shares of our common stock on a one-for-one basis of the OP units to be issued in connection with the formation transactions.

(4)	The increase in pro forma net tangible book value per share attributable to this offering is determined by subtracting (a) the sum of (i) the net tangible book value per share before the formation transactions and this offering (see note (1) above) and (ii) the decrease in pro forma net tangible book value per share attributable to our formation transactions (see note (2) above) from (b) the pro forma net tangible book value per share after our formation transactions and this offering (see note (4) below).

(5)	Based on pro forma net tangible book value of approximately $ million divided by the sum of shares of our common stock and OP units to be outstanding after this offering (excluding OP units held by us), not including (a) shares of common stock issuable upon the exercise of the underwriters’ overallotment option and (b) shares of our common stock available for issuance under our equity incentive plan.

(6)	Dilution is determined by subtracting pro forma net tangible book value per share of our common stock after giving effect to the formation transactions and this offering from the initial public offering price paid by a new investor for a share of our common stock.

Differences Between New Investors and Prior Investors

The following table summarizes, as of                          , 2018, the differences between the average price per share or unit paid by Mr. Spodek and his affiliates and by new investors purchasing shares of our common stock in this offering at an assumed initial price to public of $ per share, which is the mid-point of the price range of shares of our common stock set forth on the front cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us in this offering, in each case assuming the exchange of all outstanding OP units for shares of our common stock on a one-for-one basis:

	Shares/OP Units(1)			Total Consideration
	Number	Percentage		Amount	Percentage		Average Price Per Share
Mr. Spodek and affiliates (2)%				$		%	$
New Investors (3)
Total			%	$		%	$

(1)	Assumes no exercise of the underwriters’ overallotment option.

(2)	Includes OP units to be issued in connection with the formation transactions.

(3)	Includes shares of common stock to be sold in this offering and an aggregate of restricted shares of common stock to be granted to our executive officers, employees and directors concurrently with the completion of this offering.

SELECTED FINANCIAL DATA

The following summary financial data should be read in conjunction with the Predecessor’s audited combined consolidated financial statements and the related notes, our unaudited pro forma financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

The following table sets forth selected financial data on (i) a consolidated pro forma basis for our company after giving effect to (a) the formation transactions, including our acquisition of the Predecessor Properties, the Acquisition Properties and the business of NPM, and required purchase accounting adjustments, (b) the estimated use of net proceeds from this offering, and (c) other pro forma adjustments reflecting the completion of this offering, and (ii) on a historical combined basis for our Predecessor. Our Predecessor, which is not a legal entity, is comprised of the combined historical interests in NPM, UPH and the Spodek LLCs. Upon completion of this offering and the formation transactions, we will acquire the properties and assets owned by our Predecessor. We have not presented historical information for Postal Realty Trust, Inc. because we have not had any activity since our formation other than the issuance of 1,000 shares of common stock in connection with the initial capitalization of our company and activity in connection with this offering.

The historical combined consolidated balance sheet information of our Predecessor as of December 31, 2017 and December 31, 2016 and the combined statements of operations and cash flow information of our Predecessor for the years ended December 31, 2017 and December 31, 2016, have been derived from the historical combined consolidated financial statements included elsewhere in this prospectus and includes all adjustments consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the historical financial statements for such periods in accordance with GAAP.

Our unaudited pro forma consolidated financial statements for the year ended December 31, 2017 assume completion of this offering and the formation transactions as of January 1, 2017 for the statement of operations data and as of December 31, 2017 for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

Our Company (Pro Forma) and Our Predecessor (Historical)

	Year Ended December 31, 2017		Year Ended December 31, 2016
	Company Pro Forma Consolidated (unaudited)	Predecessor Historical Combined Consolidated	Predecessor Historical Combined Consolidated
Statement of Income Data:
Revenues
Rent income	$	$5,212,633	$5,161,429
Tenant reimbursements		814,380	807,643
Fee and other income		699,659	770,954
Total revenues	$	$6,726,672	$6,740,026
Operating Expenses
Real estate taxes	$	$837,941	$832,678
Property operating expenses		712,639	338,824
General and administrative		1,458,043	734,354
Depreciation and amortization		1,657,987	1,655,071
Total operating expenses	$	$4,666,610	$3,560,927
Income from operations		$2,060,062	$3,179,099
Interest income	$	$3,849	$3,817
Interest expense		(1,495,098)	(1,671,905)
Income before income tax benefit		568,813	1,511,011
Income tax benefit (expense)		543,287	(1,161)
Net income	$	$1,112,100	$1,509,850
Net loss attributable to non-controlling interest		(9,954)	(9,889)
Net income attributable to Predecessor	$	$1,102,146	$1,499,961
Balance Sheet Data (at period end)
Total real estate, net	$	$28,997,731	$27,906,628
Total assets	$	$33,665,155	$33,374,803
Mortgage notes payable, net	$	$34,156,480	$34,758,384
Loans payable—related party	$	$3,544,215	$3,544,215
Total liabilities	$	$43,675,794	$44,593,734
Total deficit	$	$(10,010,639)	$(11,218,931)
Other Data:
Cash flows provided by (used in)
Operating activities	$	$2,288,027	$2,966,778
Investing activities	$	$(2,074,861)	$—
Financing activities	$	$(518,210)	$(3,028,734)
Funds from operations (“FFO”)(1)	$	$2,760,133	$3,155,032
Adjusted Funds From Operations (“AFFO”)(1)	$	$2,542,029	$2,937,477

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” for definitions of these metrics and reconciliations of these metrics to net income, the most directly comparable GAAP measure.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the audited combined consolidated financial statements and related notes thereto of our Predecessor as of December 31, 2017 and 2016, as well as the unaudited pro forma consolidated financial statements and related notes, each included elsewhere in this prospectus

Our Predecessor, which is not a legal entity, is comprised of the combined historical interests in NPM, UPH and the Spodek LLCs. As used in this section, unless the context otherwise requires, “we,” “us,” “our,” and “our company” mean Postal Realty Trust, Inc. a Maryland corporation, and its consolidated subsidiaries, upon completion of this offering and the formation transactions. Where appropriate, the following discussion includes analysis of the effects of the formation transactions, certain other transactions and this offering. These effects are reflected in the pro forma consolidated financial statements located elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this prospectus. See “Risk Factors” and “Forward-Looking Statements.” We use the term “related parties” throughout the following discussion to describe certain relationships that exist currently or will exist between us and Mr. Spodek and             upon completion of this offering and the formation transactions.

Overview

Our Company

We were formed as a Maryland corporation in November 2018 and will commence operations upon completion of this offering and the related formation transactions. We will conduct our business through a traditional UPREIT structure in which our properties are owned by our operating partnership directly or through limited partnerships, limited liability companies or other subsidiaries, as described below under “—Our Operating Partnership.” We are the sole general partner of our operating partnership and, upon completion of this offering and the related formation transactions, will own approximately % of the OP units. Our board of directors will oversee our business and affairs.

Our Operating Partnership

Our operating partnership was formed as a Delaware limited partnership in November 2018 and will commence operations upon completion of this offering and the related formation transactions. Following completion of this offering and the formation transactions, substantially all of our assets will be held by, and our operations will be conducted through, our operating partnership. As the sole general partner of our operating partnership, we generally will have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully below in “Description of the Partnership Agreement of Postal Realty LP.” In the future, we may issue additional OP units or preferred units of limited partnership interest in our operating partnership, or preferred OP units, from time to time in connection with property acquisitions, compensation or otherwise.

NPM and our TRS

We believe NPM is the largest manager of post office properties leased to the USPS. Upon completion of this offering and the related formation transactions, we will acquire NPM and its postal property management business and will contribute NPM’s third party management business to our TRS. Upon completion of the formation transactions, we will own and manage our 265 initial properties previously managed by NPM, and our wholly-owned TRS, Postal Realty Management, Inc., or PRM, will continue to conduct the third party management business previously conducted by NPM. PRM and any other TRS we may form will be subject to federal, state and local corporate income taxes. Initially, following completion of this offering, PRM expects to manage 398 postal properties currently owned by members of Mr. Spodek’s family and their partners and managed by NPM. PRM may also provide any noncustomary services to our tenant that we cannot provide consistent with our REIT qualification.

Our Predecessor

We have determined that UPH, the Spodek LLCs and NPM collectively constitute our accounting predecessor due to these entities being under the common control of Mr. Spodek and we have included combined consolidated financial statements for these entities in this prospectus.

Acquisition Properties

We have determined that the Acquisition Properties are not under common control with the Predecessor and should be treated as acquisition properties and we have included combined statements of revenues and certain operating expenses for the Acquisition Properties in this prospectus in accordance with Rule 3-14 of Regulation S-X.

Formation Transactions

Pursuant to the formation transactions, the following have occurred or will occur substantially concurrently with the completion of this offering.

●	We were formed as a Maryland corporation, and our operating partnership was formed as a Delaware limited partnership, in November 2018. To date, neither we nor our operating partnership have engaged in any historical business activities.

●	We will sell shares of our common stock in this offering (and an additional shares if the underwriters exercise their overallotment option in full), and we will contribute the net proceeds from this offering to our operating partnership in exchange for OP units (and an additional OP units if the underwriters exercise their overallotment option in full).

●	Pursuant to the merger and contribution agreements, we and our operating partnership will acquire all of the outstanding equity interests of UPH, the Spodek LLCs and NPM from Mr. Spodek and his affiliates in exchange for shares of our common stock, OP units and $ in cash.

●	Pursuant to purchase and sale agreements, our operating partnership will acquire the 79 Acquisition Properties from the JV Sellers for $ in cash using a portion of the net proceeds of this offering. See “Use of Proceeds.”

●	The consideration to be paid to Mr. Spodek and his affiliates and to the JV Sellers in the formation transactions was not based on arms-length negotiations and no appraisal of the Predecessor Properties, the Acquisition Properties or any other assets we will acquire in the formation transactions was obtained. See “Structure and Formation of Our Company—Our Structure—Determination of Consideration Payable in the Formation Transactions.”

●	The numbers and values of OP units set forth herein assume a value per OP unit equal to the price to the public per share of our common stock in this offering based upon the midpoint of the price range set forth on the front cover of this prospectus.

●	We will enter into tax protection agreements with Mr. Spodek and his affiliates, who will become limited partners of our operating partnership, pursuant to which we will agree to indemnify them against certain potential adverse tax consequences to them, which may affect the way in which we conduct our business in the future, including with respect to when and under what circumstances we sell certain properties or interests therein or repay debt during the tax protection period. See “Structure and Formation of Our Company—Tax Protection Agreements.”

●	The current management team of NPM will become our senior management team, and approximately 14 current employees of NPM will become our employees.

●	Our operating partnership intends to use a portion of the net proceeds of this offering to repay approximately $ million of outstanding indebtedness that we will assume pursuant to the formation transactions.

●	We will enter into employment agreements with Messrs. Spodek and Garber that will provide for salary, bonus, equity awards and other benefits, including severance benefits in the event of a termination of employment in certain circumstances (see “Executive Compensation—Employment Agreements.”).

●	As a result of the formation transactions, we will own 100% of the interests in the Predecessor Properties and the Acquisition Properties, which will constitute our initial portfolio, PRM will conduct our third party postal property management business.

Factors That May Influence Future Results of Operations

The USPS

The USPS will be our sole tenant, and, as such, we will be substantially dependent on the USPS’ financial and operational stability. The USPS is currently facing a variety of circumstances that are threatening its ability to fund its operations and other obligations as currently conducted without intervention by the federal government.

The USPS is constrained by laws and regulations that restrict revenue sources and mandate certain expenses and cap its borrowing capacity. As a result, the USPS is unable to fund its mandated expenses and continues to be subject to mandated payments to its retirement system and health benefits for current workers and retirees. The USPS has taken the position that productivity improvements and cost reduction measures alone without legislative and regulatory intervention will not be sufficient to maintain the ability to meet all of its existing legal obligations when due.

See “Overview of the USPS” below for additional information.

Revenues

Our Predecessor historically has derived, and we expect to derive, revenues primarily from rents and, tenant reimbursements under leases for our properties and fee and other income under the management agreements with respect to the third party postal properties managed by NPM. Rent income represents the lease revenue recognized under leases with the USPS. Tenant reimbursements represent payments made by the USPS under the leases to reimburse real estate taxes at each property. Fee and other income principally represents revenue NPM receives from third parties pursuant to the management agreements and typically is a percentage of the lease revenue for the managed property. Factors that could affect our rent income, tenant reimbursement and fee and other income in the future include, but are not limited to: our ability to renew or replace expiring leases and management agreements, local, regional or national economic conditions; an oversupply of, or a reduction in demand for, post office space; changes in market rental rates; changes to the USPS’ current property leasing program or form of lease; and our ability to provide adequate services and maintenance at our properties and managed properties.

Operating Expenses

Our Predecessor leases its properties to the USPS the majority of which are modified double-net leases, whereby the USPS is responsible for utilities, routine maintenance and the reimbursement of property taxes and the landlord is responsible for insurance and roof and structure maintenance. As such, an increase in costs related to the landlord’s responsibilities under these leases could negatively influence our operating results.

Operating expenses generally consist of real estate taxes, property operating expenses, which consist of insurance, repairs and maintenance (other than those for which the tenant is responsible), property maintenance-related payroll and depreciation and amortization. Factors that may affect our ability to control these operating costs include: the cost of periodic repair, renovation costs and the cost of re-leasing space, and the potential for liability under applicable laws. Recoveries from the tenant are recognized as revenue on an accrual basis over the periods in which the related expenditures are incurred. Tenant reimbursements and operating expenses are recognized on a gross basis because our Predecessor (i) generally is the primary obligor with respect to the real estate taxes and (ii) bears the credit risk in the event the tenant does not reimburse the real estate taxes.

The expenses of owning and operating a property are not necessarily reduced when circumstances, such as market factors and competition, cause a reduction in income from the property. If revenues drop, we may not be able to reduce our expenses accordingly. Costs associated with real estate investments generally will not be materially reduced even if a property is not fully occupied or other circumstances cause our revenues to decrease. As a result, if revenues decrease in the future, static operating costs may adversely affect our future cash flow and results of operations.

General and Administrative

General and administrative expenses include employee compensation costs, professional fees, consulting, portfolio servicing costs and other general and administrative expenses. Our Predecessor is privately owned and historically has not incurred costs that we will incur as a public company, including increased legal, insurance, accounting and other expenses related to corporate governance, SEC reporting and other compliance matters. In addition, while we expect that our general and administrative expenses will continue to rise as our portfolio grows, we expect that such expenses as a percentage of our revenues will decrease over time due to efficiencies and economies of scale.

Depreciation and Amortization

Depreciation and amortization expense relates primarily to depreciation on properties and improvements and to amortization of lease intangibles.

Interest Expense

Interest expense for the Predecessor relates primarily to three mortgage loans payable and interest-only promissory notes which are discussed below under “Description of Certain Debt.” Our Predecessor amortizes on a non-cash basis the deferred financing costs associated with its debt to interest expense using the straight-line method, which approximates the effective interest rate method over the terms of the related notes. Any changes to the debt structure, including debt financing associated with property acquisitions, could materially influence the operating results depending on the terms of any such indebtedness.

Income Tax Benefit (Expense)

Income tax benefit (expense) relates principally to taxes resulting from the operations of UPH, a C-corporation for tax purposes. The other entities comprising the Predecessor are LLCs and limited partnerships which do not recognize federal income taxes at the entity level. Following the completion of the formation transactions and this offering the income of our TRS will be subject to taxation at regular corporate rates.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our Predecessor’s historical combined financial statements that have been prepared in accordance with GAAP. The preparation of these financial statements requires us to exercise our best judgment in making estimates that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and other assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates on an ongoing basis, based upon current available information. Actual results could differ from these estimates.

As an ‘‘emerging growth company,’’ we intend to avail ourselves of the extended transition periods for adopting new or revised accounting standards that would otherwise apply to us as a public reporting company, although, subject to certain restrictions we may elect to stop availing ourselves of these exceptions in the future even while we remain an “emerging growth company.” As a result, our financial statements may not be comparable to those of other public reporting companies that either are not emerging growth companies or that are emerging growth companies but have opted not to avail themselves of these provisions of the JOBS Act and investors may deem our securities a less attractive investment relative to those other companies, which could adversely affect our stock price.

Our significant accounting policies are described in the notes to our Predecessor’s combined financial statements included elsewhere in this prospectus. We believe the following accounting policies and estimates are the most critical to understanding our reported financial results as their effect on our financial condition and results of operations is material.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”) and established Accounting Standards Codification (“ASC”) Topic 606 of the same name. ASU 2014-09, as amended by subsequent ASUs on the topic, establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most of the existing revenue recognition guidance. This standard is expected to be effective for interim and annual reporting periods that begin on or after December 15, 2018. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (the full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). Substantially all of the Predecessor's revenue is derived from its leases and therefore falls outside of the scope of this guidance. With respect to its fee-derived revenue, the Predecessor expects no changes to the timing of the Predecessor's revenue recognition. However, the recognition of gains on dispositions of properties may be impacted prospectively in limited circumstances under which collectability may not be reasonably assured or if the Predecessor has continuing involvement with a sold property.

In February 2016, the FASB issued ASU No. 2016-02, Leases. ASU 2016-02 outlines a new model for accounting by lessees, whereby all leases, existing and new, with lease terms greater than one year will be recognized on the balance sheet. For lessors, however, the accounting remains largely unchanged from the current model, changes have been made to align certain lessor and lessee accounting guidance and the key aspects of the lessor accounting model with new revenue recognition standard discussed above. Under the new guidance, contract consideration will be allocated to its lease components and non-lease components (such as maintenance). For the Predecessor as a lessor, any non-lease components will be accounted for under ASC Topic 606, Revenue from Contracts with Customers, unless the Predecessor elects a lessor practical expedient to not separate the non-lease components from the associated lease component (see discussion below). The new guidance also includes a definition of initial direct costs that is narrower than the prior definition in current GAAP (Topic 840, Leases).

ASU 2016-02 initially provided for one retrospective transition method; however, a second transition method was later added with ASU 2018-11 as described below. To ease the transition, the new lease accounting guidance permits companies to utilize certain practical expedients in their implementation of the new standard.

In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases. These amendments provide minor clarifications and corrections to ASU 2016-02, Leases (Topic 842). In July 2018, the ASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements. The amendments in this Update provide entities with an additional optional transition method to adopt ASU 2016-02. Under this new transition method, an entity may apply the new leases standard at the adoption date instead of the earliest comparative period presented in its financial statements and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting under this additional transition method for the comparative periods presented in the financial statements prior to the adoption date of the new leases standard will continue to be in accordance with current GAAP (Topic 840, Leases). The amendments in ASU 2018-11 also provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if the non-lease components otherwise would be accounted for under the new revenue guidance (Topic 606). To elect the practical expedient, the timing and pattern of transfer of the lease and non-lease components must be the same and the lease component must meet the criteria to be classified as an operating lease if accounted for separately. If these criteria are met, the single component will be accounted for under either under Topic 842 or Topic 606 depending on which component(s) are predominant. The lessor practical expedient to not separate non-lease components from the associated component must be elected for all existing and new leases.

As lessor, the Predecessor expects that post-adoption substantially all existing leases will have no change in the timing of revenue recognition until their expiration or termination. For tenant reimbursements, while this will be considered a non-lease component within the scope of Topic 606 for new leases, we expect to elect the lessor practical expedient to not separate maintenance from the associated lease for all existing and new leases and to account for the combined component as a single lease component. The timing of revenue recognition is expected to be the same for the majority of the Predecessor’s new leases as compared to similar existing leases; however, certain categories of new leases could have different revenue recognition patterns as compared to similar existing leases.

Topic 842 will be effective for the Predecessor on January 1, 2020 as a result of our classification as an emerging growth company. We continue to evaluate the FASB’s activities related to the new leasing standard and the potential impact on its financial results, policies and disclosures upon adoption, including the accounting for costs which may be paid by the lessee directly to a third party, such as real estate taxes.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments. This ASU clarifies guidance on the classification of certain cash receipts and payments in the statement of cash flows to reduce diversity in practice with respect to (i) debt prepayment or debt extinguishment costs, (ii) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, (iii) contingent consideration payments made after a business combination, (iv) proceeds from the settlement of insurance claims, (v) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (vi) distributions received from equity method investees, (vii) beneficial interests in securitization transactions, and (viii) separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2018. Predecessor has adopted this ASU effective January 1, 2018. The adoption of this update is not expected to have a significant impact on the Predecessor’s combined consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Restricted Cash. This ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Restricted cash and restricted cash equivalents will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period balances on the statement of cash flows upon adoption of this standard. ASU 2016-18 is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2018. The Predecessor has adopted this ASU effective January 1, 2018 and the escrows and reserves balance will be reclassified in the combined consolidated statement of cash flows.

In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business. ASU 2017-01 which provides a screen to determine when an asset acquired or group of assets acquired is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen may reduce the number of transactions that need to be further evaluated and expects future property acquisitions to be asset acquisitions. ASU 2017-01 is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2017. The Predecessor has adopted this ASU effective January 1, 2017.

In January 2017, the FASB issued ASU 2017-03, Accounting Changes and Error Corrections (Topic 250) and Investments - Equity Method and Joint Ventures (Topic 323). This new guidance requires that companies evaluate ASUs that have not been adopted to determine the appropriate financial statement disclosures about the potential material effects of those ASUs on the financial statements when adopted. This new guidance is effective immediately. Predecessor adopted this guidance, as required, for the year ended December 31, 2017, which did not have a material impact on our combined consolidated financial statements.

In March 2018, the FASB issued ASU No. 2018-05, Income Taxes (Topic 740) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. ASU 2018-05 provides guidance on accounting for the tax effects of the U.S. Tax Cuts and Jobs Act (“Tax Reform”) pursuant to the Staff Accounting Bulletin No. 118, which allows companies to complete the accounting under Accounting Standard Codification (“ASC”) 740 within a one-year measurement period from Tax Reform enactment date, which occurred for the purposes of the Predecessor’s combined consolidated financial statements for the year ended December 31, 2018, when the necessary information is not available, prepared, or analyzed in sufficient detail to complete the accounting. The Predecessor will apply this amendment.

In July 2018, the FASB issued ASU No. 2018-09, Codification Improvements. These amendments provide clarifications and corrections to certain ASC subtopics including the following: 220-10 (Income Statement - Reporting Comprehensive Income - Overall), 470-50 (Debt - Modifications and Extinguishments), 480-10 (Distinguishing Liabilities from Equity - Overall), 718-740 (Compensation - Stock Compensation - Income Taxes), 805-740 (Business Combinations - Income Taxes), 815-10 (Derivatives and Hedging - Overall), and 820-10 (Fair Value Measurement - Overall). Some of the amendments in ASU 2018-09 do not require transition guidance and will be effective upon issuance; however, many of the amendments do have transition guidance with effective dates for annual periods beginning after December 15, 2018. The Predecessor is currently assessing the impact this guidance will have on its combined consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement which removes, modifies, and adds certain disclosure requirements related to fair value measurements in ASC 820. This guidance is effective for the Predecessor in fiscal years beginning after December 15, 2019 with early adoption permitted. The Predecessor is currently assessing the impact this guidance will have on its combined consolidated financial statements.

Results of Operations

The following discussion of results of operations addresses the Predecessor.

During 2017, the Predecessor acquired seven properties for an aggregate purchase price of $2.1 million, inclusive of acquisition costs of $7,370.

Comparison of the Year Ended December 31, 2017 and the Year Ended December 31, 2016

The following discussion includes the results of the operations of the Predecessor as summarized in the table below:

	Predecessor
	Year Ended December 31, 2017	Year Ended December 31, 2016	Change	%
Revenues:
Rent income	$5,212,633	$5,161,429	$51,204	1.0%
Tenant reimbursements	814,380	807,643	6,737	0.8%
Fee and other income	699,659	770,954	(71,295)	(9.2)%
Total revenues	6,726,672	6,740,026	(13,354)	0.2%
Operating Expenses:
Real estate taxes	837,941	832,678	5,263	0.6%
Property operating expenses	712,639	338,824	373,815	110.3%
General and administrative	1,458,043	734,354	723,689	98.5%
Depreciation and amortization	1,657,987	1,655,071	2,916	0.2%
Total operating expenses	4,666,610	3,560,927	1,105,683	31.1%
Income from operations	2,060,062	3,179,099	(1,119,037)	(35.2)%
Interest expense, net	(1,491,249)	(1,668,088)	(176,839)	(10.6)%
Income before income tax expense	568,813	1,511,011	(942,198)	(62.4)%
Income tax benefit (expense)	543,287	(1,161)	544,448	46,895%
Net income	$1,112,100	$1,509,850	$397,750	(26.3)%

Revenues

For the years ended December 31, 2017 and December 31, 2016, approximately 89.6% and 88.6%, respectively, of the Predecessor’s total revenues were attributable to rental revenue and tenant reimbursements under long-term leases with the USPS. Total revenues decreased by $13,354, or 0.2%, to $6.7 million for the year ended December 31, 2017 from $6.7 million for the year ended December 31, 2016, with the balance of total revenues in each year consisting of fee and other income as described below.

Rent Income. Rent income increased by $51,204, or 1.0%, to $5.2 million from the year ended December 31, 2016 to the year ended December 31, 2017 primarily due to property acquisitions in 2017.

Tenant reimbursements. Tenant reimbursements increased by $6,737, or 0.8%, to $814,380 from the year ended December 31, 2016 to the year ended December 31, 2017, resulting from property acquisitions and increased real estate tax rates.

Fee and other income. Other revenue decreased by $71,295, or 9.2%, to $699,659 from the year ended December 31, 2016 to the year ended December 31, 2017 primarily due to a non-recurring fee received in 2016 relating to the transfer of certain rights to a third party.

Expenses

Real estate taxes. Real estate taxes increased by $5,263, or 0.6%, to $837,941 from the year ended December 31, 2016 to the year ended December 31, 2017 from $832,678 primarily due to property acquisitions and increased tax rates.

Property operating expenses. Property operating expenses increased by $373,815, or 110.3%, to $712,639 from the year ended December 31, 2016 to the year ended December 31, 2017 from primarily due to the hiring in 2017 of additional property management personnel.

General and administrative. General and administrative expenses increased $723,689, or 98.5%, to $1,458,043 from December 31, 2016 to December 31, 2017 primarily due to an increase in recurring audit and accounting costs in anticipation of the offering.

Depreciation and amortization. Depreciation and amortization expense increased slightly by $2,916, or 0.2%, to $1.7 million for the year ended December 31, 2017 from $1.7 million for the year ended December 31, 2016 primarily due to property acquisitions in 2017.

Interest expense. Interest expense increased by $176,807, or 10.6%, to $1.5 million for the year ended December 31, 2017 from $1.7 million for the year ended December 31, 2016, primarily due to increased borrowings in September 2016.

Income tax benefit (expense). Income tax benefit was $543,287 for the year ended December 31, 2017 compared to income tax expense of $1,161 for the year ended December 31, 2016, primarily as a result of the enactment of the Tax Cuts and Jobs Act in 2017, which reduced the federal corporate income tax rate and required re-measurement of the deferred tax liability.

Non-GAAP Financial Measures

Funds From Operations (“FFO”) and Adjusted Funds From Operations (“AFFO”)

We calculate FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition. NAREIT currently defines FFO as follows: Net income (computed in accordance with GAAP), excluding gains or losses from sales of property and impairment charges, plus depreciation and amortization on real estate assets. Other REITs may not define FFO in accordance with the NAREIT definition or may interpret the current NAREIT definition differently than we do and therefore our computation of FFO may not be comparable to such other REITs.

We calculate AFFO by starting with FFO and adjusting for recurring capital expenditures and acquisition-related costs and then adding back non-cash items including: non-real estate depreciation, straight-lined rents and fair value lease adjustments and non-cash components of compensation expense. AFFO is a non-GAAP financial measure and should not be viewed as an alternative to net income calculated in accordance with GAAP as a measurement of our operating performance. We believe that AFFO is widely-used by other REITs and is helpful to investors as a meaningful additional measure of our ability to make capital investments. Other REITs may not define AFFO in the same manner as we do and therefore our calculation of AFFO may not be comparable to such other REITs.

These metrics are non-GAAP financial measures and should not be viewed as an alternative measurement of our operating performance to net income. Management believes that accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the additive use of FFO and AFFO, together with the required GAAP presentation, is widely-used by our competitors and other REITs and provides a more complete understanding of our performance and a more informed and appropriate basis on which to make investment decisions.

The following table provides a reconciliation of net income, the most comparable GAAP measure, to FFO and AFFO:

	Pro Forma	Historical
	Year Ended December 31, 2017	Year Ended December 31, 2017	Year Ended December 31, 2016
Funds from operations:
Net Income		1,112,100	1,509,850
Income (loss) attributable to non-controlling interest		(9,954)	(9,889)
Depreciation and amortization of real estate assets		1,657,987	1,655,071
Funds from operations available for common stockholders		2,760,133	3,155,032
Recurring capital expenditures		—	—
Amortization of debt issuance costs		12,498	9,228
Straight-line effects of lease revenue		4,693	16,206
Amortization and accretion of above and below market leases		(242,665)	(242,989)
Non-cash stock compensation expense		—	—
Acquisition costs		7,370	—
Adjusted funds from operations available for common stockholders		2,542,029	2,937,477

Liquidity and Capital Resources

Our Predecessor’s equity capital has principally been provided by Mr. Spodek as sole equity owner of the Predecessor entities and its debt capital has principally been provided through first mortgage loans on the Predecessor Properties and promissory notes payable to related parties.

Consolidated Indebtedness

The following table sets forth information as of December 31, 2018 with respect to the indebtedness of the Predecessor and on a pro forma basis to give effect to the application of the net proceeds from this offering. See “Use of Proceeds”:

	Amount Outstanding December 31, 2018 (in thousands)	Amount expected to be repaid from offering proceeds	Expected Remaining Balance	Annual Interest Rate		Maturity
Vision Bank Loan	$			4.00	%(1)	September 2036
Atlanta Postal Credit Union Loan				4.15%		September 2021
First Oklahoma Bank Loan				4.50	%(2)	December 2037
Total	$	$	$

(1)	The interest rate will reset at a variable rate equal to the Wall Street Journal prime rate plus 0.5% on September 8, 2021.

(2)	The interest rate will reset at a variable rate equal to the Wall Street Journal prime rate plus 0.5% on December 13, 2022.

The table below shows scheduled principal payments on outstanding debt of the Predecessor and the Acquisition Properties as of December 31, 2018:

Year	Scheduled Principal Payment
2018 (remainder of year)	$
2019
2020
2021
2022
Thereafter
Total	$

Vision Bank Loan. In September 2016, the Predecessor repaid the mortgage loans that were secured by 30 properties with the proceeds of a mortgage loan from Vision Bank in the aggregate principal amount of approximately $16.9 million. As of December 31, 2018, approximately $               million was outstanding under the Vision Bank loan which requires monthly payments of principal based on a 30-year amortization schedule plus interest at 4% per annum through September 2021, after which the interest rate will reset at a variable rate equal to the Wall Street Journal prime rate plus 0.5%. The Vision Bank mortgage loan matures on September 8, 2036, at which time all accrued interest and unpaid principal are due. The loan is collateralized by first mortgage liens on 30 properties and a personal guarantee of payment by Mr. Spodek.

Atlanta Postal Credit Union Loan. The Predecessor has a mortgage loan payable to Atlanta Postal Credit Union in the original principal amount of approximately $19.8 million. As of December 31, 2018, approximately $               million was outstanding under this loan which bears interest at 4.15% per annum and requires monthly payments of principal and interest of $98,475, until maturity on September 1, 2021, at which time all accrued interest and unpaid principal are due. The mortgage loan is secured by first liens on 140 post office properties owned by UPH.

First Oklahoma Bank Mortgage Loan. The Predecessor has a mortgage loan payable in the principal amount of approximately $                  as of December 31, 2018. As of December 31, 2018, approximately $            was outstanding under this loan which requires monthly payments of principal and interest of $2,556 based on a 20-year amortization schedule plus interest at 4.5% per annum through December 13, 2022, after which the interest rate will reset at a variable rate equal to the Wall Street Journal prime rate plus 0.5%. The mortgage loan matures on December 13, 2037 at which time all accrued interest and unpaid principal are due. The loan is collateralized by first mortgage liens on four properties and a personal guarantee of payment by Mr. Spodek.

Promissory Notes. The Predecessor has seven interest-only promissory notes payable to the estate of Mr. Spodek’s father, who passed away in 2016, with an initial aggregate outstanding principal balance of $3,544,215 (the “Promissory Notes”). The notes are unsecured with an interest rate of 1.9% per annum. The principal amounts of the notes are due at their respective maturities which range from August 1, 2036 through July 1, 2041. In June 2018, pursuant to a loan modification agreement, these notes were assumed by an affiliate of the Predecessor. Interest expense incurred for these notes was $67,430 for each of the years ended December 31, 2017 and 2016, respectively.

We expect our short-term liquidity requirements will consist primarily of funds necessary to pay our operating expenses, principal and interest payments on our outstanding indebtedness and payment of dividends to our stockholders. We currently do not anticipate making significant capital expenditures at the Predecessor Properties and the Acquisition Properties in the foreseeable future. We expect to meet our short-term liquidity requirements primarily from cash and cash equivalents, net cash from operating activities and borrowings under the revolving credit facility that we expect to have in place shortly after completion of this offering.

Our long-term liquidity requirements consist primarily of funds necessary to acquire additional postal properties and repay indebtedness. We expect to meet our long-term liquidity requirements through various sources of capital, including borrowings under the revolving credit facility that we expect to have in place shortly after completion of this offering, net cash from operating activities, future debt and equity financings and proceeds from select sales of our properties. However, in the future, there may be a number of factors that could have a material and adverse effect on our ability to access these capital sources, including unfavorable conditions in the overall equity and credit markets, our degree of leverage, our unencumbered asset base, borrowing restrictions imposed by our lenders, general market conditions for REITs, our operating performance, liquidity and market perceptions about us. The success of our business strategy will depend, to a significant degree, on our ability to access these various capital sources.

To maintain our qualification as a REIT, we must make distributions to our stockholders aggregating annually at least 90% of our REIT taxable income determined without regard to the deduction for dividends paid and excluding capital gains. See “Federal Income Tax Considerations—Taxation of Our Company—Distribution Requirements.” As a result of this requirement, we cannot rely on retained earnings to fund our business needs to the same extent as other entities that are not REITs. If we do not have sufficient funds available to us from our operations to fund our business needs, we will need to find alternative ways to fund those needs. Such alternatives may include, among other things, divesting ourselves of properties (whether or not the sales price is optimal or otherwise meets our strategic long-term objectives), incurring additional indebtedness or issuing equity securities in public or private transactions, the availability and attractiveness of the terms of which cannot be assured.

As of December 31, 2017, we had $159,700 of cash and cash equivalents on hand. This decrease resulted primarily from our use of cash to fund acquisitions of real estate and offering related expenses. We believe that following the completion of this offering we will have access to sufficient capital to meet our capital needs for the foreseeable future.

Cash Flows

Comparison of the Year Ended December 31, 2017 and the Year Ended December 31, 2016

Cash and cash equivalents were $159,700 and $464,744 as of December 31, 2017 and 2016, respectively.

Net cash provided by operating activities decreased by $678,751 to $2.3 million for the year ended December 31, 2017. The decrease was primarily due to a decrease in income before income tax benefit offset by an increase in accounts payable and accrued expenses.

Net cash used in investing activities increased by $2.1 million due to acquisitions of real estate.

Net cash used in financing activities decreased by $2.5 million due to a decrease in net borrowings, an increase in capital contributions and a decrease in distributions and dividends.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss from adverse changes in market prices and interest rates. Our future earnings, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Our primary market risk results from our indebtedness, which bears interest at variable rates. Subject to maintaining our status as a REIT for federal income tax purposes, we may manage our market risk on variable rate debt through the use of derivative instruments such as interest cap agreements to, in effect, cap the interest rate on all or a portion of the debt for varying periods up to maturity. In the future, we may use interest rate swaps or other derivatives that fix the rate on all or a portion of our variable rate debt for varying periods up to maturity. This in turn, reduces the risks of variability of cash flows created by variable rate debt and mitigates the risk of increases in interest rates. Our objective when undertaking such arrangements will be to reduce our floating rate exposure. However, we provide no assurance that our efforts to manage interest rate volatility will successfully mitigate the risks of such volatility in our portfolio and we do not intend to enter into hedging arrangements for speculative purposes. We may utilize swap arrangements in the future.

As of December 31, 2018, our Predecessor’s total combined indebtedness was $            , of which is variable rate debt. A 10% increase in the Wall Street Journal prime rate would increase our Predecessor’s interest costs on debt outstanding as of December 31, 2018 by approximately $              and a 10% decrease in the Wall Street Journal prime rate would decrease our Predecessor’s interest costs on debt outstanding as of December 31, 2018 by approximately $               .

Off-Balance Sheet Arrangements

As of December, 2018 and December 31, 2017, we did not have any off-balance sheet arrangements.

Contractual Obligations

The following table provides information with respect to our commitments as of December 31, 2018.

Payment due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Mortgage and other debt	$	$	$	$	$
Interest expense
Principal repayment
Total	$	$	$	$	$

Inflation

Because most of our leases provide for fixed annual rent payments without annual rent escalations, our rent revenues are fixed while our property operating expenses are subject to inflationary increases. A majority of our leases provide for tenant reimbursement of real estate taxes and thus the tenant must reimburse us for real estate taxes. We believe that over time inflationary increases in expenses will be reflected in increased lease renewal rent rates.

OVERVIEW OF THE USPS

Certain information in this section relating to the USPS was obtained from reports made by the USPS to the Postal Regulatory Commission, or PRC, and by the PRC which can be found at www.prc.gov. The USPS reports quarterly and annual financial results to the PRC. These reports may be accessed at www.prc.gov/dockets/usps_reports. Information on, or accessible through, the USPS and PRC websites is not a part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part. Certain information was derived from a report prepared for us by REAC.

History of the United States Postal Service

The concept of a federal mail system was first formalized in 1775 by the Second Continental Congress, where Benjamin Franklin was appointed the first Postmaster General. Article I, Section 8, Clause 7 of the United States Constitution empowers Congress “[t]o establish Post Offices and post Roads,” making the USPS one of the few government agencies explicitly authorized by the United States Constitution.

The Post Office Department, established in 1792, was the predecessor to the USPS and headed by the Postmaster General. The Postal Reorganization Act, enacted in 1970, replaced the Post Office Department with the USPS under the supervision of the PRC, effective July 1, 1971. Title 39 of the United States Code provides:

“The United States Postal Service shall be operated as a basic and fundamental service provided to the people by the Government of the United States, authorized by the Constitution, created by Act of Congress, and supported by the people. The Postal Service shall have as its basic function the obligation to provide postal services to bind the Nation together through the personal, educational, literary, and business correspondence of the people. It shall provide prompt, reliable, and efficient services to patrons in all areas and shall render postal services to all communities.”

The 11-member Board of Governors of the USPS sets postal rates and fees for services rendered, subject to review by the PRC. Nine of the governors are appointed by the President with the advice and consent of the U.S. Senate. The nine appointed members select the Postmaster General, who serves as the tenth member of the Board of Governors and oversees the day-to-day activities of the USPS as its Chief Executive Officer. These ten governors select the Deputy Postmaster General who also serves on the Board of Governors. The PRC (formerly known as the Postal Rate Commission from 1970 to 2006), an independent federal agency, has had oversight of the USPS since 1970. The PRC is comprised of five commissioners, each of whom is appointed by the President with the advice and consent of the U.S. Senate. No more than three of the five commissioners may be adherents of the same political party.

USPS Leases and Leased Property Portfolio

As of September 30, 2017, the USPS owned or leased 31,917 post office properties in the U.S., including 23,184 commercially leased properties and 8,448 owned properties. USPS properties consist principally of MPOs, stations, branch offices, finance stations, retail stores, processing and distribution centers and carrier annexes. USPS leases generally are modified double-net leasing arrangements, which differ from the typical GSA lease in which rent obligations are subject to receipt of federal budget appropriations. USPS rent obligations are funded from USPS cash flow and are not subject to federal budget appropriations. USPS leases are not “full faith and credit” obligations of the Federal Government unless the USPS specifically requests such a designation from the U. S. Treasury, and thus are treated as “agency obligations.”

The table below provides certain information with respect to USPS properties for the periods indicated.

	Post Office Properties
	2015 FY	2016 FY	2017 FY
Real Estate Inventory
Owned properties	8,524	8,484	8,448
Owned interior square feet	194,220,092	192,521,396	191,745,056
Commercially leased properties	23,314	23,214	23,184
Commercially leased interior square feet	78,144,453	78,735,195	78,335,141
GSA/other government properties	286	285	285
GSA/other government interior square feet	1,902,726	1,885,956	1,839,972
Total Properties:	32,124	31,983	31,917
Total Square Feet:	274,267,271	273,142,547	271,920,169

Source: USPS Form 10-K for the fiscal year ended September 30, 2017

The map and chart below summarize select data for USPS-leased properties nationally managed by regional zones and prepared by REAC. Demographic shifts in population over the past several decades are reflected in the development of new USPS facilities. For example, the Southeast “Sunbelt” region tends to have newer, larger facilities while some Midwestern areas have smaller, older facilities. In general, the more densely populated Northeast and West Coast regions reflect higher rents. Geographic rental rates also reflect relative land, construction and development costs.

REAC Selected Properties
Zone	Sites	Average Square Foot	Weighted Average Annual Rent	Rent / Square Foot
Zone 1	2,104	3,746	$51,945	$13.87
Zone 2	2,738	2,890	$45,492	$14.70
Zone 3	2,480	3,425	$32,276	$9.42
Zone 4	2,154	4,269	$42,460	$9.95
Zone 5	2,470	2,775	$21,178	$7.63
Zone 6	2,692	2,239	$17,828	$7.96
Zone 7	2,512	2,178	$17,071	$7.84
Zone 8	2,324	2,842	$25,029	$8.81
Zone 9	1,091	2,795	$32,569	$11.65
Zone 10	1,878	4,030	$57,001	$14.14
Total/Average	22,443	3,077	$33,020	$10.73

Source: REAC

USPS Property Category Designations

As of September 30, 2017, the USPS reported that it operates 31,917 facilities worldwide, consisting of retail facilities such as MPOs, branches and stations of varying sizes, depending on the size of the community they service. USPS properties typically are free-standing buildings, centrally located in their communities and are built or configured to USPS specifications with loading bays, customer parking and security features. USPS properties are required to meet certain standards, including federal and ADA requirements, as well as other USPS requirements.

In addition to the 30,825 retail post office facilities the USPS operated as of September 30, 2017, the USPS owns, leases and operates other types of facilities including carrier annexes and processing and distribution centers. Carrier annexes provide post offices in larger markets with additional capacity. Processing and distribution centers process and dispatch mail and packages in specific geographic areas. Processing and distribution centers and carrier annexes are often substantially larger than retail post offices, ranging from approximately 100,000 to in excess of one million square feet. Carrier annexes average approximately 15,000 square feet compared to MPOs, which typically are 5,000 square feet or less.

USPS Revenues and Expenses

USPS Revenues

The USPS reported $69.7 billion of revenue for the fiscal year ended September 30, 2017. According to the USPS’ integrated financial plan, for fiscal year 2018, federal government appropriations to the USPS constitute less than 1.0% of USPS’ budgeted revenues. As a result, the USPS largely relies on its earned revenue to meet operational obligations.

Subsequent to the 1971 Postal Reorganization Act, the last major legislative reform of the USPS came in 2006, when Congress enacted the Postal Accountability and Enhancement Act (the “PAEA”), which established a system for regulating rates and classes for “market-dominant products” (services provided solely by the USPS, including all first-class mail, parcels, cards and periodicals) that capped the annual percentage changes in rates for such products at the annual change in the consumer price index and required the PRC to review rate adjustments for such products. The PAEA also provides the Board of Governors the authority to establish rates and classes for products in the competitive mail category (services for which the USPS has competitors, including priority, parcel select and expedited mail, bulk parcel post and bulk international mail). In addition, the PAEA established the Postal Service Retiree Health Benefit Fund (“PSRHBF”) and required the USPS to pre-fund future health care benefit payments to retirees for the next 75 years by 2017. As a result, the PAEA placed significant constraints on the USPS’ ability to generate net income, which had a particularly significant impact during the recession that began in 2008, when demand for postal services was already decreasing due to recessionary factors and technological innovations.

The following chart shows the percentages of USPS revenue sources since fiscal year 2011.

USPS Revenue Breakdown as a % of Total Revenue Since 2011

Source: USPS Form 10-K for the fiscal year ended September 30, 2017

The USPS has a statutorily mandated debt ceiling of $15 billion and can increase its net debt outstanding in any fiscal year by a maximum amount of $3 billion, subject to the debt ceiling. The USPS is party to a Note Purchase Agreement with the Federal Financing Bank, a corporate body and instrumentality of the U.S. Department of the Treasury, for the purpose of obtaining debt financing. The USPS does not issue debt securities to the general public.

Technological innovations, such as e-mail and electronic billing and payment, have resulted in a decline in first class mail volume handled by the USPS in recent years. Mail volume peaked in fiscal 2006 with 213.1 billion pieces of mail delivered declining to 149.5 billion in fiscal 2017, a 29.8% decrease. However, USPS revenue declined only 4.3% during the same period, from $72.8 billion in fiscal 2006 to $69.7 billion in fiscal 2017, due in large part to a 762.4% increase in shipping and packages revenue. Shipping and packages produce higher revenue per piece than first class and other mail deliveries.

USPS Expenses

As described above, the USPS funds substantially all of its expenses from its revenues. As described further below, in recent years the USPS has been mandated to currently fund increased pension benefits for its past and present employees.

The chart below shows the components of USPS’ operating costs since fiscal 2011.

USPS Operating Costs Breakdown as a % of Total Costs Since 2011

Source: USPS Form 10-K for the fiscal year ended September 30, 2017

As shown in the chart above, the USPS’ rent expense is relatively small as a percentage of its total operating costs ranging from 2.0% to 2.4% of total operating costs from fiscal 2011 through fiscal 2017 and thus rent savings from vacating buildings results in a relatively small impact on the USPS’ overall costs.

From fiscal 2006 through fiscal 2017, USPS operating expenses increased from $71.7 billion to $72.4 billion, an increase of less than 1.0% over the eleven-year period. The expense management was largely a result of personnel reductions and other cost reductions. In 2006, the USPS employed 696,138 career workers serving 146.2 million delivery points. By 2017, the number of career employees had been reduced to 503,103, a 27.7% reduction, while serving 157 million delivery points, a 7.6% increase.

USPS Net Income

Declines in mail volume and revenue in conjunction with requirements to prefund retirement benefits have resulted in declining net income of the USPS. Prior to the effect of the PAEA in 2006, the USPS had net income of $900 million, with $2.1 billion of debt and total retained earnings of $3.2 billion. The cumulative effect of the PAEA has resulted in a net loss of $2.7 billion in fiscal 2017, with $15.0 billion of debt, the maximum borrowing limit, and an accumulated deficit of $61.9 billion at fiscal year-end 2017. The USPS’ financial results also have been substantially impacted since 2006 by requirements of the PAEA, which capped annual rate increases for market-dominant products and added significant new funding requirements for retiree health and pension benefits. As of the end of fiscal 2017, the USPS had contributed $20.9 billion to the PSRHBF but had not funded additional prefunding amounts totaling $33.9 billion for the years 2012 through 2016. In 2017, the PSRHBF began funding the USPS’ share of retiree health benefit premiums and the USPS was supposed to begin paying the “normal costs” of retiree health benefits as well as amortization for unfunded liabilities. For fiscal 2017, “normal costs” and amortizations were $3.3 billion and $955 million, respectively. The USPS did not make any such payments.

USPS Capital Expenditures

USPS averaged annual capital expenditures of $960.0 million from 2012 to 2016, $1.3 billion in 2017, with an increase to $2.1 billion budgeted for 2018. The 2018 USPS capital commitment plan allocates $0.6 billion for facilities, which represents approximately 28.6% of the total capital commitment budget. The budgeted facilities investments are primarily for building improvements and facility modifications with a small portion designated for new construction and building purchases.

Regulation and Reform of the USPS

USPS employees hired after January 1, 1984 qualify for similar pension benefits under the Federal Employee Retirement System, or FERS. PAEA suspended the USPS’ contributions to CSRS from 2007-2017 and all debt accrued during that period is currently being repaid by the USPS through regular annual payments. The USPS is currently making payments to FERS based on rates set by the federal Office of Personnel Management.

Since 2006, the USPS has seen financial constraints as a result of both a decline in first class mail revenue due to technological innovations and the PAEA’s requirement to cap annual rate increases for certain USPS products and services and add significant funding requirements for retiree health and pension benefits. In 2012, the USPS created POStPlan to address these financial issues, a strategic initiative to improve USPS profitability, which was substantially implemented by 2014.

The implementation of POStPlan was a response to the popular and political opposition to any proposed widespread closing of post offices. The POStPlan initiative sought to address some of the biggest financial challenges facing the USPS, particularly labor costs (direct and benefit related), by reducing wage costs through shortening the hours of operation and reorganizing the supervision of smaller post offices throughout the country. The implementation of POStPlan involved examination of two critical operational factors: (i) the number of hours the post office location should be open for retail services based on mail volume and customer usage patterns, and (ii) the method by which these locations with reduced hours should be supervised. The combination of reduced work hour requirements and other reduced labor and supervisory costs decreased the number of post offices that were identified as candidates for closure by the USPS.

The USPS’ primary expense is for employee compensation and benefits, which accounted for 68.0% of the USPS’ operating expenses in fiscal 2017.

As shown in the chart below, at fiscal year end 2011, prior to the introduction of POStPlan, there were approximately 22,212 postmasters managing individual post offices. Following introduction of POStPlan the number of postmasters had been reduced to 13,641 postmasters at fiscal year end 2017, a reduction of 38.6%. However, the number of MPOs over the same period declined by only 1.9%, from 26,927 at fiscal year end 2011 to 26,410 at fiscal year end 2017. The POStPlan reduction in number of postmasters, with many post offices becoming remotely managed, reduced higher compensation and benefits costs associated with more senior career personnel, such as postmasters. In creating POStPlan, the USPS estimated that it could reduce daily operating hours at 13,167 post offices from eight hours to either two, four or six hours of retail service per day, generating an estimated $500 million in annual cost savings.

Managed Post Offices and Postmasters

Source: USPS Annual Reports to Congress

In addition to the cost savings created under POStPlan, the USPS also has sought to reduce its retail footprint in recognition of changing customer needs and usage. In 2010, the PRC outlined a plan that would close approximately 3,000 retail post offices nationwide. According to the USPS Office of Inspector General, the plan to close 3,000 retail post office locations, largely in rural areas, was met with significant political obstacles and statutory restrictions. As a result of political and popular opposition, closures were limited to approximately 1,000 post offices since 2010, 500 of which were previously suspended sites. The closures were substantially completed by the end of fiscal 2013, with average annual closures from 2014 to 2017 of only 76 facilities per year. Ultimately, POStPlan accomplished the goal of keeping most of these post office locations open while reducing their largest expenses, compensation and benefits, retiree health benefits and workers compensation, through reductions in the number of career employees and the hiring of more non-career employees.

In conjunction with changes made to POStPlan, other operational and legislative options are being considered, including the Postal Service Reform Act of 2017, that attempt to address the negative cash-flow effects of PAEA and reform the pension and requirements of the USPS.

On March 16, 2017, the House Oversight and Government Reform Committee passed the Postal Service Reform Act of 2017 (H.R. 756 - 115th Congress) with a single dissenting vote. The core provisions of the bipartisan measure would institute separate, Postal Service-only plans within the Federal Employees Health Benefits (“FEHB”) Program that are fully integrated with Medicare, require Postal Service-specific demographic and economic assumptions in calculating pension liabilities, reinstate half of the exigent surcharge and authorize the provision of non-postal services to state, local and tribal governments. The measure would also reduce the number of Governors from nine to five, clarify their duties and allow them to set their own quorum requirements. H.R. 756 continues to await action by the House Ways and Means Committee and Energy and Commerce Committee.

On March 22, 2018, Senator Thomas Carper (D-Del) introduced the Postal Service Reform Act of 2018 (S. 2629 - 115th Congress). The bipartisan measure would institute separate, Postal Service-only plans within FEHB that are integrated with Medicare. It would also establish a lump-sum payment from the PSRHBF to Medicare funds, in an amount equal to the 10- year increase in Medicare expenditures due to the bill’s Medicare integration provisions. The lump-sum requirement would begin the first fiscal year beginning with fiscal year 2021 in which the PSRHBF has assets above the 80 percent funding level provided for by the bill. Additionally, the measure would reinstate half of the temporary exigent rate increase, establish a moratorium of at least two years on service standard changes, and modify or defer rate-regulation reforms concerning products that do not fully cover costs like Periodicals and Marketing Mail Flats. The bill includes governance reforms that would reduce the number of Governors from nine to five, clarify their duties, and allow them to set their own quorum requirements. The measure would also authorize us to ship beer, wine, and distilled spirits and to partner with state and local governments in offering government services. S. 2629 has been placed on the Senate Legislative Calendar and awaits Senate floor action.

On June 22, 2018, the Office of Management and Budget (OMB) released a proposal that would restructure the United States Postal System to return it to a sustainable business model or prepare it for future conversion from a Government agency into a privately-held corporation. The report addressed numerous agencies on reforming and restructuring them for the 21st century. The President’s Task Force on the United States Postal System will make recommendations on reforms towards this goal in August 2018.

A collection of U.S. Senators have submitted the 2018 Postal Service Reform Act to the Senate floor to await a vote by the full Senate membership. This bill attempts to reduce the burden of mandatory health benefit and retirement payments by reforming the payment structure established under current legislation. In addition, the bill also includes provisions that provide the USPS with increased caps on its prices in an attempt to provide the USPS with an ability to match pricing with market demands. The timing of the Senate vote has yet to be established and, even if the Senate votes to approve the bill, it is still subject to approval by the U.S. House of Representatives and final approval by the President prior to becoming law.

On April 12, 2018, President Trump issued an Executive Order (the “EO”) establishing a task force (the “Task Force”) to evaluate the operations and finances of the USPS and to provide a report summarizing its findings and recommendations. The Task Force, which is chaired by the Secretary of the Treasury, Steve Mnuchin, is expected to address solutions to the USPS’ continuing liquidity issues through evaluating several factors, including:

●	the expansion and pricing of the package delivery market and USPS’s role in the competitive markets;

●	the decline in mail volume and its implications for USPS self-financing;

●	the USPS monopoly over letter delivery and mailboxes;

●	the definition of the “universal service obligation” in light of changes in technology, e-commerce, marketing practices and customer needs;

●	the USPS role in the United States economy and in rural areas, communities and small towns; and

●	the state of the USPS business model, workforce, operations, costs and pricing.

We cannot predict the likelihood of any current or future initiatives with respect to the USPS becoming law, or the effect, if any, any such measure will have on the USPS’ financial condition and operations, the inability of the U.S. government to resolve the long term solvency of the USPS is likely to have a material adverse impact on the USPS.

MARKET OPPORTUNITY

We believe our ownership and continuing acquisition of properties leased to the USPS, as well as management of postal properties owned by third parties and leased to the USPS, is an attractive investment opportunity for, among others, the following reasons:

●	The strategic importance of the USPS’ extensive national network to the nation’s infrastructure and growth of e-commerce;

●	Attractive cash flows from USPS-leased properties through stable occupancy and consistent rent growth across various economic cycles;

●	Fragmented ownership and an aging demographic of current owners of USPS-leased properties present an attractive opportunity to consolidate ownership of an institutional asset class that currently is principally non-institutionally owned; and

●	Opportunity to increase returns through professional property management, asset management and consulting services.

Strategic Importance of USPS and Growth of E-commerce

The USPS is federally required to provide universal service to all residents of the United States and its territories, including rural and isolated areas, and has a monopoly on delivery to residential and business mailboxes, with delivery to most homes and businesses six days per week. The USPS’ ability to make deliveries to an estimated 157 million delivery points as of September 30, 2017 is driven by a sophisticated logistics infrastructure of post offices, processing and distribution centers and annexes. We believe this monopoly and infrastructure has allowed the USPS to have a significant advantage in the final step of the delivery process in which mail or packages are delivered to the recipient, which is referred to as “last mile” delivery. The USPS’ infrastructure would be both cost and time prohibitive for competitors to replicate and, as a result, many package delivery competitors, including FedEx and UPS, utilize USPS as a part of their last-mile delivery network. We believe the USPS and its network of post office locations will continue to be an integral part of the growing e-commerce industry.

E-commerce, the buying and selling of goods and services over the Internet, is growing rapidly and has shifted Americans’ retail purchasing from traditional brick and mortar stores to online purchases and home deliveries. According to Statista, in 2017, U.S. consumers spent $446.8 billion on online retail purchases, up 14.4% from 2016. Much of this growth is driven by the preferences of younger consumers who prefer to shop online. According to a study by BigCommerce and Kelton Global, 67% of individuals between the ages of 22 and 29 prefer shopping online to offline and make 54% of their purchases online. Consumers’ increasing preferences for online purchases has increased the demand for logistics companies to fulfill shipments. Amazon, the largest online retail commerce company, whose revenues increased from $74.5 billion in 2013 to $177.9 billion in 2017, utilizes USPS to ship approximately 40% of all of its packages, according to Politifact.

The chart below illustrates the growth in e-commerce sales revenue from 2016 to 2017 and projected growth through 2022.

Source: Statista

As e-commerce has continued to grow and develop, consumer perception of what constitutes “quick” delivery has evolved, leading to increased expectations for narrow delivery timeframes, overnight delivery and same-day delivery. According to UPS, as of June 5, 2017, 64% of online consumers expect orders placed by 5:00 p.m. to qualify for next day shipping, and 61% of consumers expect orders placed by noon to qualify for same day shipping. In addition, the maximum number of days that customers are willing to wait for an item to be delivered in exchange for free shipping decreased from 5.5 days in 2012 to 4.1 days in 2018 according to AlixPartners. Additionally, Comscore estimates that over 40% of online orders are abandoned by the customer if estimated delivery is over eight days. Furthermore, according to a CBRE survey, 76% of Americans prefer home delivery, as opposed to delivery to a local pack and ship store or distribution center. These evolving delivery demands have created a need for facilities to accommodate the expedited delivery schedules, and have made the last mile service the most complex and critical component of the delivery infrastructure, which accounts for approximately half of all delivery costs, based on data from Business Insider. We believe the continuing growth of e-commerce combined with consumer preferences for increasingly rapid delivery creates significant growth opportunities for the USPS to utilize its current nationwide network of delivery facilities to meet the needs of both e-commerce merchants, as well as last mile delivery needs of other package delivery companies such as FedEx and UPS.

The acceleration of consumer delivery preferences has created not only pressure for delivery networks to increase efficiency and speed of delivery but also to reduce pricing. Recent studies demonstrate that consumers show a high preference for free shipping. Invesp, a provider of website conversion optimization intelligence, reports that 58% of consumers will add more items to their order in order to qualify for free shipping. Furthermore, customers are significantly more likely to make a purchase if it qualifies for free shipping and, according to the Walker Sands Future of Retail study, 90% of consumers are motivated to shop online more often by the option for free shipping. Consequently, shipping rates are of high importance to e-commerce merchants and consumers. Since USPS mail carriers deliver first class mail nationally six days per week, the USPS generally has a low relative last mile cost to deliver to individual households.

We believe the USPS’ national infrastructure, together with its parcel select service, uniquely positions the USPS to capitalize on the changing trends in the business to consumer e-commerce market and substantially grow its package delivery business. The USPS’ parcel select service was developed in 2000 to create an affordable competitive service that could use the USPS’ in-place delivery network and infrastructure increase revenue from the substantial growth in parcel shipments. Parcel select service is designed for, and used by, high volume parcel shippers, such as UPS, FedEx and Amazon, that drop off pre-sorted parcels at MPOs in consumers’ geographic areas for last mile delivery to the consumers’ residences by the USPS local delivery network. For example, FedEx Ground is a two-to-seven day package delivery option that typically provides lower prices than other FedEx delivery options. Within FedEx Ground is FedEx SmartPost, which utilizes USPS’ parcel select to complete deliveries of packages up to 70 pounds nationwide, six days per week. Similarly, UPS offers UPS Ground for one-to-five day delivery of packages with typically a lower price than other UPS delivery options. UPS SurePost, a segment of UPS Ground, uses parcel select to complete deliveries of business-to-consumer packages weighing up to 70 pounds. FedEx reported that revenue from FedEx Ground grew approximately 1.9% annually from 2016 to 2018. UPS reported that revenue from UPS Ground grew approximately 5.5% annually from 2015 to 2017. USPS’ parcel select service plays a vital role in the last mile delivery of FedEx Ground and UPS Ground shipments by enabling delivery to virtually any U.S. address six days a week and is expected to be a key source of revenue growth for the USPS.

As shown in the chart below, the USPS’ total package revenue has increased significantly in recent years. Total package revenue grew at a compounded annual rate of 10.6%, and parcel select revenue grew at a compounded annual rate of 22.7% from fiscal 2011 through fiscal 2017.

Annual Parcel Select vs. Total Package Revenue

Attractive Returns from Ownership of Postal Properties

The USPS reported that it operated 30,825 retail post office properties in the U.S. as of September 30, 2017, including MPOs, branches and stations of varying sizes, depending on the average size of the community they service. USPS properties typically are free-standing buildings, centrally located in their communities and are built or configured to USPS specifications with loading bays, customer parking and security features. USPS properties are required to meet certain standards, including federal and ADA requirements, as well as other USPS requirements.

In addition to MPOs, which are typically 5,000 square feet or less, the USPS also owns, leases and operates other types of facilities including carrier annexes and processing and distribution centers. Carrier annexes provide post offices in larger markets with additional capacity. Processing and distribution centers process and dispatch mail and packages in specific geographic areas and are often substantially larger than retail post offices, ranging from approximately 100,000 square feet to in excess of 1,000,000 square feet. Carrier annexes average approximately 15,000 square feet. While our initial portfolio consists almost entirely of retail MPOs, we intend to seek to acquire other types of postal properties as we grow our company.

Postal properties typically are leased directly to the USPS through a commercial lease and not through the GSA, which generally handles leasing for federal government leased properties. The USPS typically enters into modified double-net commercial leases pursuant to which the USPS, as tenant, is responsible for utilities and routine maintenance and reimburses the landlord for property taxes, while the landlord is responsible for insurance, roof and structure maintenance. In contrast, GSA leases typically are full-service leases and are subject to the budget funding of the leasing government agency. If a government tenant of a property subject to a GSA lease is unable to receive funding, the lease is cancellable by the government.

USPS-specific requirements for properties are relatively high cost in relation to property value and vary by location and region, and as a result the USPS typically remains in its existing locations for many years rather than regularly re-locating to new sites. According to REAC, over the last five years the USPS renewed approximately 98% of expiring leases. REAC estimates the costs to adapt an existing non-postal facility to range from approximately $80 to $125 per net square foot of leasable space and the required renovations can take 12 to 18 months to complete. This compares to the national weighted-average rental rates for USPS-leased retail properties of $10.73 per square foot as of March 31, 2017, according to REAC. We believe these costs and renovation timetables, relative to prevailing market rental rates for postal properties, together with the disruptive nature of relocation on operations and customer service, contribute to the USPS’ decisions to renew leases for existing space so long as rents remain within market parameters and the properties are maintained in good physical condition.

Fragmented Ownership and Aging Demographic of Current Owners

Ownership of USPS leased properties is fragmented and we believe postal property owners are an aging demographic. As of March 31, 2017, the USPS reported leasing approximately 22,443 properties from approximately 16,383 different owners. According to REAC, the top ten postal property owners account for 11.2% of the total number of USPS leased buildings. Over 68% of the total number of USPS leased properties are owned by persons or entities that own three or fewer properties and approximately 64% of the owners, the majority of which are individuals, own only one USPS leased property. Many existing postal properties were developed to USPS specifications in the 1960s and 1970s by local owners/developers, many of whom still retain the properties within their families and face a significant tax liability upon a sale of the property for cash. We believe that a significant number of these owners also may face significant generational challenges that can be successfully addressed through a sale of their property to us. As the only public REIT focused on postal properties we can offer these owners OP units as acquisition currency which will provide them an attractive tax deferred disposition opportunity with estate planning benefits as well as investment diversification through ownership in our larger portfolio of postal properties. We believe there are substantial opportunities to consolidate ownership of an institutional asset class that currently is principally non-institutionally owned.

We believe the fragmented USPS-leased property market segment is underserved both from a capital and management perspective which provides us a unique opportunity to invest in these properties on attractive terms. Our institutional quality platform is scalable and can support substantial additional growth in our portfolio without adding significant cost. We will seek to leverage our capabilities to continue to improve our efficiency and processes as we grow our portfolio. Further, we believe our institutionalized and sophisticated investment underwriting methodology, which leads to efficient acquisition execution and expedited closing process, provides us an advantage over other investors in postal properties. We also believe our experience and reputation as the largest manager of postal properties will allow us to expand our postal property management business and provide us with unique access to postal property acquisition opportunities.

Opportunity for Professional Management to Increase Returns

We believe the fragmented ownership and specialized nature of properties leased to the USPS has limited the number and growth of professional property managers for these properties. We intend to grow our third-party property management business, which includes property management, asset management and consulting services. These services provide us high margin revenue while expanding our relationships with owners who may not currently wish to sell their properties but may desire to do so in the future, thus providing a potential source of acquisition opportunities. Our experience with the USPS allows our team of property managers to offer professional property management to non-institutional owners of a small number of postal properties and to lower expenses borne by the landlord under the standard USPS modified double-net commercial lease, such as insurance, roof and structure maintenance. We currently work with several national vendors for property services with pricing and warranties we believe generally are not available to small owners. We believe property owners can also benefit from our professional approach to lease negotiations with the USPS. Of the postal properties managed by Nationwide Postal Management, Inc., or NPM, including the 265 properties that we will acquire in the formation transactions, leases renewed in 2015, 2016 and 2017 had annual renewal rent growth of 5.8%, 3.7% and 5.6%, respectively, compared to annual renewal rent growth of 2.3%, 1.8% and 2.0%, respectively, for all USPS properties during the same time periods, according to REAC.

Our economies of scale through large portfolio property management can reduce per unit costs of property maintenance activities such as painting, flooring, paving repairs and roof repairs. These costs can also be managed through improved preventive maintenance and service contracts that can reduce service charges for labor and also allow repair issues to be addressed early and regularly so as to reduce more costly further deterioration. REAC estimates that large multiple property owners can experience favorable expense variations in the range of approximately $0.10 to $0.65 per square foot per year over smaller individual property owners, depending on the terms of the USPS lease maintenance rider.

BUSINESS AND PROPERTIES

Overview

We are an internally managed real estate corporation that owns and manages properties leased to the United States Postal Service, or the USPS. Upon completion of this offering and the related formation transactions, we (i) will own an initial portfolio of 265 postal properties located in 40 states comprising approximately 823,903 net leasable interior square feet, all of which are leased to the USPS, (ii) through our taxable REIT subsidiary, or TRS, will manage an additional 398 postal properties leased to the USPS owned by members of Mr. Spodek’s family and their partners and (iii) believe that we will be one of the largest owners and the largest manager (measured by net leasable square footage) of properties that are leased to the USPS. We will have a right of first offer to purchase 256 of our managed properties. Our chief executive officer, Andrew Spodek, is the current owner of 195 of our 265 initial owned properties, which he will contribute to us as part of our formation transactions. Mr. Spodek has been actively engaged in the ownership and management of postal properties for over 20 years.

The USPS is an independent agency of the executive branch of the U.S. federal government that generated $69.7 billion of revenue for its fiscal year ended September 30, 2017. Article I, Section 8, Clause 7 of the United States Constitution empowers Congress “[t]o establish Post Offices and post Roads,” making the USPS one of the few federal agencies explicitly authorized by the United States Constitution. The USPS is federally required to provide universal service to all residents of the United States and its territories, including rural and isolated areas, and has a monopoly on delivery to residential and business mailboxes, with delivery to most homes and businesses six days per week. The USPS’ ability to make deliveries to an estimated 157 million delivery points as of September 30, 2017 is driven by a sophisticated logistics infrastructure of post offices, processing and distribution centers and annexes. We believe this monopoly and infrastructure provides the USPS an advantage in the final leg of the delivery process in which a package is delivered to a customer, which we refer to as the last mile.

The USPS reported that it operated 31,917 post office properties in the U.S. as of September 30, 2017, including 23,184 commercially leased properties and 8,448 owned properties. Approximately 11.2% of the leased properties are owned by the top ten private post office owners, with the substantial majority of owners holding a single property. The USPS typically enters into five-year leases with postal lessors, including us, that are modified double-net leases pursuant to which the USPS, as tenant, is responsible for utilities and routine maintenance and reimburses the landlord for property taxes, while the landlord is responsible for insurance, roof and structure maintenance.

Our objective is to create stockholder value by generating attractive risk-adjusted returns through expanding our portfolio of owned and managed postal properties leased to the USPS. When assessing acquisitions, we look at properties that we believe are integral to USPS operations with a range of remaining lease terms. We also seek to acquire properties where we believe our property management expertise can enhance returns through reducing costs. In addition, we intend to expand our third-party property management services to enhance revenue and create potential future acquisition opportunities. We believe the fragmented ownership and specialized nature of properties leased to the USPS has limited the number and growth of professional property managers for these properties.

Our leadership team, led by our chief executive officer Andrew Spodek, has extensive experience in the acquisition and management of properties leased to the USPS. Mr. Spodek has been active in the acquisition and management of USPS-leased properties for over 20 years and our senior management team, including Jeremy Garber, our president, treasurer and secretary, has significant experience in the real estate and finance industries, including the acquisition and property management of properties leased to the USPS. In addition to our executive management team, our Board of Directors has extensive experience in real estate and finance and with the USPS. Our Board of Directors is led by our Chairman, Patrick Donahoe, who completed his 39 year career with the USPS by serving as 73rd Postmaster General of the United States from 2010 until his retirement in 2015.

Our Competitive Strengths

We believe our management team’s extensive relationships with owners of postal properties and knowledge of the USPS distinguishes us from other owners and managers of properties leased to the USPS. Specifically, our competitive strengths include, among others:

●	Extensive and Geographically Diverse Portfolio. Upon completion of this offering and the related formation transactions, we will own a portfolio of 265 postal properties located in 40 states comprising approximately 823,903 net leasable square feet with a weighted average remaining lease term of 3.5 years as of September 30, 2018. All of these properties are leased to the USPS. In addition, our TRS will manage 398 additional postal properties leased to the USPS owned by members of Mr. Spodek’s family and their partners. We have a right of first offer to purchase 256 of these managed properties.

●	Experienced, Proven and Aligned Management Team with Extensive Seller Relationships. Mr. Spodek, our chief executive officer, has over 20 years of experience principally focused on investing in and managing post office properties, and has established relationships within the USPS, with other post office owners and with brokers that specialize in postal properties. In addition, Mr. Spodek serves as a director of the Association of United States Postal Lessors the leading national association of postal property owners. Our executive officers have extensive experience in the real estate and finance industries and we believe our team’s experience with the USPS and related relationships with owners and brokers of postal properties will allow us to successfully execute our business strategy. Upon completion of this offering and the related formation transactions, Mr. Spodek will own approximately % of the outstanding equity interest in our company on a fully-diluted basis, which we believe strongly aligns his interests with those of our stockholders.

●	Only Publicly Traded REIT Dedicated to USPS Properties. The current ownership of properties leased to the USPS is highly fragmented with the substantial majority of owners holding a single property. We believe that current post office property owners are an aging demographic and have limited ability to obtain liquidity from their post office investments in a tax efficient manner. Building on our management team’s extensive relationships within the postal property ownership community, we believe that as the only public REIT focused on postal properties, we will be able to offer postal property owners a tax efficient disposition and estate planning option. We also believe a sale to us in exchange for OP units will permit the current owners to relinquish property management responsibility and diversify his or her investment through an investment in a larger portfolio of post office properties.

●	Thoughtful Acquisitions and Exacting Underwriting Driving Property Returns. We acquire postal properties only after thorough evaluation of the risk and opportunity to target attractive risk-adjusted returns. We perform extensive due diligence on every post office property prior to acquisition, with particular emphasis on key factors, including whether the property is integral to the USPS mission, the demographics of the market area, the property’s utilization and hours of operation, delivery routes served from the location and proximity to other USPS facilities. In addition, we seek to acquire properties with underlying real estate fundamentals that support the price, irrespective of the tenant. We underwrite our potential acquisitions based not only on the USPS lease, but also on key real estate metrics, such as market comparable valuations, replacement cost and local real estate market fundamentals. We seek to acquire and own properties where we believe that the market value for the property would be maintained with a tenant other than the USPS, thereby limiting our risks in the event the USPS vacates the property. We believe a focus on strong fundamental real estate values limits our risk in the event of a future re-tenanting.

●	Scalable Platform and Efficient Execution. Our platform is scalable, and we will seek to leverage these capabilities to improve our efficiency and processes as we grow both our owned property portfolio and our third party property management business. We believe that our institutional quality platform can support substantial additional growth in our owned and managed portfolios without adding significant cost. Further, we believe our institutionalized and established investment underwriting methodology, which leads to efficient acquisition execution and expedited closing process, provides us an advantage over other investors in postal properties.

The following map shows the location of the properties we expect to own and manage at the completion of this offering and the formation transactions.

Our Initial Properties

The table below summarizes certain information as of September 30, 2018 for the 265 properties that we expect to acquire in the formation transactions.

Region	Location	Interior Square Feet	Annualized Rent	Date USPS Occupied	Lease Expiration Date
Midwest	Spirit Lake, IA	5,304	$51,832	April 1980	October 2022
	Archer, IA	589	4,418	August 1988	February 2022
	Exline, IA	640	4,800	May 1986	February 2022
	Edgewood, IA	2,084	13,248	June 1960	May 2020
	Trenton, IL	2,237	3,338	November 1971	October 2021
	Marietta, IL	928	6,960	November 1987	February 2022
	Mount Vernon, IL(1)	14,513	18,500	Not available	September 2022
	Chicago, IL	14,434	103,000	October 1958	September 2026
	Chicago, IL	3,264	32,640	January 1961	December 2020
	Barstow, IL	768	5,376	January 1976	January 2021
	Carbon Cliff, IL	920	7,176	November 1961	October 2021
	Hillsdale, IL	1,196	8,970	July 1967	June 2027
	Little York, IL	1,056	9,504	December 1976	August 2020
	Lynn Center, IL	864	6,826	September 1971	August 2021
	New Windsor, IL	1,334	10,672	December 1965	November 2020
	Rapids City, IL	920	7,356	April 1967	March 2027

Region	Location	Interior Square Feet	Annualized Rent	Date USPS Occupied	Lease Expiration Date
	Seatonville, IL	768	7,296	January 1978	January 2023
	Alpha, IL	1,349	9,840	August 1960	June 2019
	Orion, IL	2,400	19,200	September 1951	September 2020
	Winemac, IN	2,450	19,600	April 1955	December 2019
	Flora, IN	2,470	19,760	March 1964	February 2019
	Poseyville, IN	1,710	14,108	October 1961	September 2026
	Wadesville, IN	1,900	17,005	January 1976	January 2021
	Peru, IN	16,922	155,169	September 1964	August 2019
	Gary, IN	10,171	78,825	December 1966	November 2026
	Grantville, KS	480	3,600	February 1986	February 2022
	Akron, MI	2,002	15,015	June 1984	February 2022
	Barton City, MI	2,002	15,015	November 1987	February 2022
	Fountain, MI	1,682	12,615	March 1989	February 2022
	Hartland, MI	2,560	19,200	October 1987	February 2022
	Hulbert, MI	1,682	12,615	September 1988	February 2022
	Lake, MI	2,914	21,855	June 1989	February 2022
	New Haven, MI	3,024	22,680	May 1987	February 2022
	Sand Creek, MI	1,168	8,760	November 1987	February 2022
	Wilson, MI	849	6,368	October 1988	February 2022
	Portland, MI	3,360	41,933	November 1981	October 2026
	Shepherd, MI	2,470	23,465	June 1959	January 2021
	Byron, MI	1,392	13,920	September 1962	August 2027
	Leslie, MI	2,218	21,071	February 1961	January 2021
	Springport, MI	1,747	16,160	February 1962	January 2022
	Chesaning, MI	2,067	22,427	February 1960	February 2019
	Butterfield, MN	1,645	12,600	December 1961	November 2021
	Fulda, MN	1,911	14,351	January 1955	November 2021
	Mountain Lake, MN	2,048	13,304	March 1961	February 2021
	Trimont, MN	1,453	10,750	May 1961	April 2021
	Eden Valley, MN	1,408	10,560	May 1987	February 2022
	Harris, MN	1,168	8,760	May 1988	February 2022
	Le Center, MN	3,360	25,200	January 1988	February 2022
	Sherburn, MN	2,322	17,415	January 1989	February 2022
	Storden, MN	1,168	8,760	October 1987	February 2022
	Saint Ann, MO	9,494	56,964	March 1969	February 2019
	Shelbina, MO	3,209	27,277	October 1964	September 2019
	La Grange, MO	1,650	15,000	November 1967	October 2020
	Amoret, MO	589	4,418	April 1989	February 2022
	De Witt, MO	560	4,200	February 1986	February 2022
	Falcon, MO	513	3,848	October 1986	February 2022
	Pilot Knob, MO	1,077	8,078	January 1989	February 2022

Region	Location	Interior Square Feet	Annualized Rent	Date USPS Occupied	Lease Expiration Date
	Powersville, MO	640	4,800	January 1987	February 2022
	Edina, MO	3,449	25,005	January 1967	December 2026
	Beach, ND	2,002	15,015	February 1989	February 2022
	Sheldon, ND	628	4,710	February 1989	February 2022
	Towner, ND	1,682	12,615	December 1988	February 2022
	Cortland, NE	616	4,620	November 1988	February 2022
	Sprague, NE	560	4,200	October 1986	February 2022
	Kimball, NE	3,774	25,640	September 1981	August 2021
	Reynoldsburg, OH	11,480	96,317	August 1976	July 2021
	Rittman, OH	4,293	33,271	December 1966	November 2026
	Cincinnati, OH	9,252	104,000	May 1961	April 2026
	Camden, OH	1,809	18,090	November 1958	October 2020
	Norwood, OH	21,120	263,090(2)	December 1958	October 2018(2)
	East Liverpool, OH	15,696	41,000(3)	November 1968	November 2018(3)
	Camp Crook, SD	866	6,495	December 1987	February 2022
	Castlewood, SD	1,168	8,760	August 1987	February 2022
	Iroquois, SD	1,168	8,760	October 1986	February 2022
	Lake Andes, SD	2,322	17,415	December 1986	February 2022
	Raymond, SD	480	4,080	November 1986	February 2027
	Eagle, WI	2,560	19,200	July 1989	February 2022
	Lake Nebagamon, WI	1,682	12,615	April 1988	February 2022
	Maiden Rock, WI	1,168	8,760	November 1987	February 2022
	Montello, WI	3,024	22,680	May 1988	February 2022
	Pewaukee, WI	5,820	43,650	January 1989	February 2022
	Milwaukee, WI	13,924	146,202	April 1985	March 2020
	Milwaukee, WI	7,568	87,036	January 1958	December 2022
	Milwaukee, WI	11,631	130,267	December 1949	November 2026
	Stevens Point, WI	17,291	149,995	January 1962	December 2026
	Marinette, WI	8,979	101,014	December 1959	January 2020
		313,035	$2,572,905

Northeast	Somers, CT	5,215	$39,113	September 1986	February 2022
	Hadley, MA	4,144	31,080	March 1985	February 2022
	Huntington, MA	1,792	13,440	October 1983	February 2022
	Dracut, MA	10,575	121,613	November 1988	February 2022
	Auburn, MA	8,107	141,873	April 1964	March 2020
	East Weymouth, MA	4,206	94,000	July 1961	June 2026
	North Quincy, MA	3,418	85,450	July 1965	June 2025
	Sharon, MA	5,356	112,476	July 1960	June 2020
	North Weymouth, MA	3,040	53,200	May 1965	April 2020
	Maynard, MA	5,138	130,000	March 1963	February 2023

Region	Location	Interior Square Feet	Annualized Rent	Date USPS Occupied	Lease Expiration Date
	Abington, MA	3,750	99,500	June 1957	March 2027
	Oakland, ME	3,024	22,680	January 1985	February 2022
	North Waterboro, ME	928	11,136	December 1986	February 2027
	Marlborough, NH	2,478	36,551	December 1961	November 2026
	Fabius, NY	1,450	15,780	September 1975	August 2020
	Pompey, NY	1,104	13,428	September 1975	August 2020
	Buffalo, NY	4,725	64,969	August 1961	July 2026
	Port Henry, NY	1,750	22,750	October 1961	November 2026
	Elba, NY	997	9,332	November 1955	November 2026
	Castleton on Hudson, NY	2,419	39,309	October 1951	May 2023
	Hancock, NY	2,080	28,080	October 1959	October 2022
	Adrian, PA	1,168	8,760	October 1986	February 2022
	Blandon, PA	1,682	12,615	May 1986	February 2022
	Boswell, PA	2,560	19,200	May 1987	February 2022
	Brownfield, PA	616	4,620	June 1987	February 2022
	Chalk Hill, PA	928	6,960	July 1984	February 2022
	Gallitzin, PA	1,408	10,560	January 1986	February 2022
	Herminie, PA	2,002	15,015	May 1984	February 2022
	Jackson Center, PA	1,168	8,760	September 1984	February 2022
	Julian, PA	928	6,960	May 1985	February 2022
	Morrisdale, PA	1,408	10,560	November 1983	February 2022
	New Salem, PA	1,408	10,560	June 1986	February 2022
	Saxton, PA	2,560	19,200	February 1987	February 2022
	Slippery Rock, PA	4,144	31,080	December 1985	February 2022
	Smokerun, PA	928	6,960	April 1984	February 2022
	Winburne, PA	616	4,620	September 1984	February 2022
	Yeagertown, PA	1,118	8,385	December 1982	February 2022
	Cochranville, PA	1,682	17,240	July 1984	February 2027
	Denver, PA	5,071	92,000	November 2000	October 2020
	Nescopeck, PA	1,706	17,100	September 1961	August 2021
	Williamsburg, PA	2,057	20,580	April 1962	March 2022
	Middleburg, PA	2,404	41,910	September 1959	August 2020
	Dillsburg, PA	3,114	45,620	August 1970	August 2020
	Reynoldsville, PA	4,405	56,164	January 1960	January 2020
	Glen Rock, PA	3,621	47,073	April 1976	March 2026
	Spring Grove, PA	3,080	30,892	June 1966	March 2027
	Brockway, PA	3,147	38,000	November 1962	October 2022
	Knox, PA	2,798	25,182	December 1960	December 2020
	Oakdale, PA	2,883	28,455(4)	October 1966	September 2018(4)
	Frackville, PA	2,697	35,844	January 1961	December 2020
	Girardville, PA	1,822	24,864	October 1960	September 2020

Region	Location	Interior Square Feet	Annualized Rent	Date USPS Occupied	Lease Expiration Date
	New Philadelphia, PA	2,181	27,812	May 1961	April 2021
	Orwigsburg, PA	2,240	29,719	October 1960	October 2020
	Ringtown, PA	2,513	33,341	November 1960	October 2020
	Shoemakersville, PA	1,728	19,872	April 1961	March 2026
	Tower City, PA	2,601	33,163	August 1961	August 2026
	Williamstown, PA	1,812	26,476	August 1961	August 2019
	Leola, PA	3,007	42,100	September 1962	March 2023
	Elizabeth, PA	3,835	52,000	February 1964	February 2019
	Barton, VT	2,202	28,031	November 1961	October 2026
	Enosburg Falls, VT	2,304	26,600	June 1970	May 2020
	Fairlee, VT	1,439	22,304	October 1960	September 2020
	Groton, VT	900	13,230	March 1955	December 2022
	Hartford, VT	1,056	17,952	October 1973	September 2019
	Sheffield, VT	510	8,415	June 1968	May 2019
	South Royalton, VT	2,566	34,000(5)	December 1963	November 2018(5)
		171,719	$2,306,511

South	Cedar Bluff, AL	3,030	$18,786	March 1978	February 2023
	Wilmer, AL	4,182	31,365	June 1989	February 2022
	Cedarville, AR	1,375	10,313	January 1989	February 2022
	Flippin, AR	3,210	24,075	February 1986	February 2022
	Knobel, AR	1,375	10,313	June 1988	February 2022
	Lincoln, AR	4,630	34,725	November 1988	February 2022
	Marvell, AR	3,676	27,570	October 1988	February 2022
	Ola, AR	1,832	13,740	November 1988	February 2022
	Plainview, AR	1,832	13,740	November 1988	February 2022
	Shirley, AR	2,761	20,708	February 1985	February 2022
	Strong, AR	2,761	20,708	June 1986	February 2022
	Vanndale, AR	800	6,804	February 1946	August 2023
	Malone, FL	1,832	13,740	April 1989	February 2022
	Indian Rocks Beach, FL	4,414	84,000	August 1960	September 2023
	Morganton, GA	2,343	17,573	April 1988	February 2022
	White, GA	2,343	17,573	December 1987	February 2022
	Cadwell, GA	864	9,030	February 1969	January 2020
	Colquitt, GA	3,967	35,703	January 1960	December 2019
	Meansville, GA	1,067	11,737	November 1975	October 2020
	Mount Washington, KY	4,704	35,280	March 1984	February 2022
	Woodbine, KY	1,168	8,760	June 1984	February 2022
	Albany, LA	2,343	17,573	February 1985	February 2022
	Amelia, LA	2,784	20,880	November 1984	February 2022
	Carencro, LA	4,182	31,365	June 1986	February 2022

Region	Location	Interior Square Feet	Annualized Rent	Date USPS Occupied	Lease Expiration Date
	Glenmora, LA	2,761	20,708	August 1988	February 2022
	Grand Cane, LA	1,832	13,740	September 1984	February 2022
	Monterey, LA	1,832	13,740	March 1988	February 2022
	Mooringsport, LA	2,761	20,708	September 1988	February 2022
	Noble, LA	1,375	10,313	April 1986	February 2022
	Folsom, LA	3,676	38,598	August 1987	February 2027
	Snow Hill, MD	2,150	16,125	August 1956	February 2022
	Princess Anne, MD	2,990	43,335	August 1955	July 2020
	Lake Cormorant, MS	1,400	10,500	September 1982	February 2022
	Liberty, MS	3,676	27,570	January 1989	February 2022
	Saucier, MS	4,182	31,365	April 1989	February 2022
	West, MS	1,856	13,920	August 1984	February 2022
	Pelahatchie, MS	1,856	16,464	September 1975	August 2020
	Maysville, NC	3,210	24,075	September 1987	February 2022
	Dobson, NC	3,523	31,707	February 1961	January 2021
	Fairview, OK	3,969	23,004(6)	January 1970	December 2018(6)
	Arcadia, OK	3,936	29,520	January 1989	February 2022
	Blanco, OK	725	5,438	November 1988	February 2022
	Caney, OK	1,067	8,003	August 1988	February 2022
	Dewar, OK	2,320	17,400	August 1988	February 2022
	Foyil, OK	1,400	10,500	March 1988	February 2022
	Hillsdale, OK	725	5,438	December 1986	February 2022
	Kansas, OK	2,784	20,880	May 1987	February 2022
	Ketchum, OK	2,320	17,400	March 1984	February 2022
	Langley, OK	2,520	18,900	February 1984	February 2022
	Luther, OK	3,936	29,520	December 1988	February 2022
	Meeker, OK	3,936	29,520	September 1988	February 2022
	Mill Creek, OK	1,067	8,003	June 1988	February 2022
	Monroe, OK	725	5,438	December 1987	February 2022
	Newcastle, OK	4,999	37,493	August 1987	February 2022
	Prue, OK	1,400	10,500	December 1988	February 2022
	Spavinaw, OK	1,856	13,920	April 1988	February 2022
	Spencer, OK	4,999	37,493	September 1987	February 2022
	Stuart, OK	2,320	17,400	December 1986	February 2022
	Vici, OK	3,360	25,200	May 1985	February 2022
	Tulsa, OK	11,858	124,509	January 1965	January 2020
	Chattanooga, TN	4,867	15,711	March 1972	February 2022
	Dunlap, TN	4,630	34,725	September 1989	February 2022
	Halls, TN	2,761	20,708	January 1988	February 2022
	Nolensville, TN	4,630	34,725	February 1990	February 2022
	Parsons, TN	4,182	31,365	April 1989	February 2022

Region	Location	Interior Square Feet	Annualized Rent	Date USPS Occupied	Lease Expiration Date
	Ridgetop, TN	1,856	13,920	September 1984	February 2022
	Turtletown, TN	1,375	10,313	November 1987	February 2022
	Memphis, TN(7)	─	2,250	Not available	July 2020
	Memphis, TN	6,866	55,820	Not available	July 2020
	Westminster, TX	1,067	7,655	December 1989	November 2019
	Briscoe, TX	1,067	8,003	October 1986	February 2022
	Gillett, TX	1,034	7,755	April 1986	February 2022
	Guy, TX	1,400	10,500	July 1988	February 2022
	Hallsville, TX	3,360	25,200	July 1985	February 2022
	Manvel, TX	4,440	33,300	April 1984	February 2022
	New Waverly, TX	4,440	33,300	October 1985	February 2022
	Troy, TX	2,784	20,880	October 1984	February 2022
	Waskom, TX	4,440	33,300	January 1987	February 2022
	Dallas, TX	8,432	130,695	Not available	July 2020
	San Antonio, TX	7,523	82,752	August 1961	July 2026
	San Antonio, TX	6,784	85,000	July 1961	June 2026
	Lindale, TX	6,587	102,099(8)	December 1978	November 2018(8)
	Muleshoe, TX	4,564	57,048	May 1962	April 2022
	Sinton, TX	6,733	76,000	August 1967	July 2022
	Corpus Christi, TX	4,914	65,400	May 1971	April 2026
	Dallas, TX(9)	─	14,940	Not available	July 2020
	Stinnet, TX	3,280	16,740	June 1961	May 2021
	Ralls, TX	3,472	17,754	January 1968	December 2022
	El Paso, TX	5,183	45,714	August 1957	July 2022
	El Paso, TX(9)	─	6,930	Not available	July 2022
	Sundown, TX	2,320	23,556	August 1992	July 2022
	Deltaville, VA	4,002	61,431	January 2000	January 2020
	Glasgow, VA	3,628	37,900	August 1971	July 2023
	Chester, WV	3,724	35,000	June 1965	July 2020
		291,122	$2,622,797

West	West Sacramento, CA	8,899	$102,339	April 1951	June 2020
	Aurora, CO	9,275	102,025	December 1966	November 2021
	Tacoma, WA	3,021	30,573	September 1953	August 2020
	Basalt, ID	526	3,945	August 1986	February 2022
	Fruitland, ID	5,296	39,720	January 1989	February 2022
	Hamer, ID	778	5,835	August 1985	February 2022
	Island Park, ID	1,826	13,695	October 1987	February 2022
	Midvale, ID	1,294	9,705	November 1987	February 2022
	Monteview, ID	778	5,835	November 1985	February 2022
	Paris, ID	1,091	8,183	August 1987	February 2022

Region	Location	Interior Square Feet	Annualized Rent	Date USPS Occupied	Lease Expiration Date
	Saint Charles, ID	864	6,480	September 1987	February 2022
	Tetonia, ID	1,530	11,475	November 1986	February 2022
	Clancy, MT	1,912	14,340	December 1984	February 2022
	Richey, MT	1,662	12,465	December 1988	February 2022
	Trego, MT	1,372	10,290	April 1987	February 2022
	Wadsworth, NV	2,153	16,148	April 1988	February 2022
	Warden, WA	2,709	20,318	January 1960	February 2022
	Rozet, WY	2,053	15,398	May 1987	February 2022
	Shell, WY	988	7,410	March 1987	February 2022
		48,027	$436,179
Portfolio Total		823,903	$7,938,395

(1) Carrier annex.

(2) Subsequent to September 30, 2018, this lease was extended until October 2023 at an annualized rent of $289,796.

(3) Subsequent to September 30, 2018, this lease was extended until November 2023 at an annualized rent of $149,999.

(4) Subsequent to September 30, 2018, this lease was extended until September 2023 at an annualized rent of $30,374.

(5) Subsequent to September 30, 2018, this lease was extended until November 2023 at an annualized rent of $43,622.

(6) Subsequent to September 30, 2018, this lease was extended until December 2023 at an annualized rent of $24,696.

(7) Training Center

(8) Subsequent to September 30, 2018, this lease was extended until November 2023 at an annualized rent of $115,273.

(9) Parking

Right of First Offer

In connection with the 79 Acquisition Properties that we will acquire from the JV Sellers, we will obtain a right of first offer to acquire 256 additional properties owned by certain members of Mr. Spodek’s family, all of which are currently managed by NPM, which we refer to as the ROFO properties. We expect our TRS to continue to manage these 256 ROFO properties following completion of this offering.

The right of first offer generally requires these parties, which we refer to as the ROFO sellers, prior to marketing any ROFO property for sale, or agreeing to sell any ROFO property, to offer, by written notice, to sell the ROFO property to us at a stated sales price set forth in the written notice which shall also set forth the basic terms of such proposed sale.

We will have days after receipt of the offer notice to give written notice to the ROFO seller as to whether we desire to purchase the ROFO property as outlined in the offer notice and deliver to the ROFO seller a purchase and sale agreement containing all of the terms and conditions pursuant to which we would agree to purchase the ROFO property. The ROFO seller will have days after the date of receipt of the purchase and sale agreement to either accept and execute the purchase agreement, or reject the purchase agreement by delivering written notice to us and stating the reasons for such rejection, in which event we will have days to attempt to negotiate mutually acceptable terms for a purchase agreement.

Once the ROFO seller accepts the purchase agreement, we will have an additional days to conduct due diligence. During the day diligence period, if we determine, in our sole discretion, not to complete the acquisition of the ROFO property, we may elect to terminate the purchase agreement by delivering written notice to the ROFO seller and our right of first offer with respect to the ROFO Property shall terminate, subject to the terms described below. If as a result of our due diligence activities we determine to acquire the ROFO property, then the purchase and sale shall be consummated in accordance with the terms of the purchase agreement.

If we and the ROFO seller are unable to reach an agreement within the time periods set forth above, the ROFO seller shall be free to consummate a sale or transfer of the ROFO property to another party, so long as the consideration is not less than 95% of the sales price stated in the original offer and all other basic terms of the sale or transfer including the terms of any conditions to closing, closing costs and expenses and timing of due diligence review and closing, are not materially more favorable to such buyer or transferee than the terms of the original offer. If the basic terms of the sale or transfer are materially more favorable to such other party than the terms of the original offer, our right of first offer with respect to such ROFO property shall be reinstated and the ROFO seller must first offer to sell the ROFO property to us at the reduced price and under the more favorable basic terms on the same terms and conditions described above.

If the ROFO seller has not conveyed title to the ROFO property as described above on or before the day period following the original offer, then our right of first offer shall be reinstated, and the ROFO seller shall be required to re-offer to sell the ROFO property to us in accordance with the terms and conditions described above prior to undertaking any further marketing or sale of the ROFO property.

In the normal course of business, we regularly review opportunities to acquire postal properties as they are offered for sale, through brokers or through personal relationships Mr. Spodek has developed with other postal property owners. We have not entered into purchase and sale agreements for any properties nor completed our due diligence with respect to any properties and thus there can be no assurance that we will negotiate mutually acceptable purchase terms and definitive documentation or that we will complete the acquisition of any properties.

Our Management Business

We believe NPM is the largest manager of USPS-leased postal properties in the United States. In addition to currently managing all of our 265 initial properties, NPM currently manages 398 postal properties owned by Mr. Spodek and certain of his family members and their partners. After acquiring NPM in the formation transactions, we will contribute the third party property management business to our TRS which will continue NPM’s third party property business. The management agreements provide that we will provide customary property management services for the properties, including overseeing property maintenance, collecting rent and disbursing expenses in exchange for a management fee calculated as a percentage of the managed properties’’ lease revenue. The management agreements are terminable at any time by our TRS or the property owner.

We intend to seek to grow our management business with other postal property owners as we believe we offer professional and specialized property management services that can provide substantial benefits to postal property owners while providing us an attractive source of income and potential acquisition opportunities.

Emerging Growth Company and Smaller Reporting Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We expect to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us as long as we qualify as an emerging growth company. If we do take advantage of any of these exemptions, we do not know if some investors will find our shares of common stock less attractive as a result. The result may be a less active trading market for our shares of common stock and our share price may be more volatile.

In addition, the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to avail ourselves of these exemptions although, subject to certain restrictions, we may elect to stop availing ourselves of these exemptions in the future even while we remain an “emerging growth company.”

We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We are also a “smaller reporting company” as defined in Regulation S-K under the Securities Act and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. We may be a smaller reporting company even after we are no longer an “emerging growth company.”

Employees

We currently do not have any employees. Upon the consummation of this offering and the related formation transactions, we plan to employ approximately full-time employees.

Insurance

We carry comprehensive general liability coverage on all of our properties, with limits of liability customary within the industry to insure against liability claims and related defense costs. Similarly, we are insured against the risk of direct physical damage in amounts necessary to reimburse us on a replacement-cost basis for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. The majority of our property policies include coverage for the perils of flood and earthquake shock with limits and deductibles customary in the industry and specific to the property. We also obtain title insurance policies when acquiring new properties, which insure fee title to our real properties. We currently have coverage for losses incurred in connection with both domestic and foreign terrorist-related activities. While we do carry commercial general liability insurance, property insurance and terrorism insurance with respect to our properties, these policies include limits and terms we consider commercially reasonable. There are certain losses that are not insured, in full or in part, because they are either uninsurable or the cost of insurance makes it, in our belief, economically impractical to maintain such coverage. Should an uninsured loss arise against us, we would be required to use our own funds to resolve the issue, including litigation costs. We believe the policy specifications and insured limits are adequate given the relative risk of loss, the cost of the coverage and industry practice and, in the opinion of our management, the properties in our portfolio are adequately insured.

Competition

Our competition is from other property owners in our markets that seek to attract the USPS as a tenant. Our principal competition for acquisitions is other owners of postal properties.

Environmental and Related Matters

Under various federal, state or local laws, ordinances and regulations, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or release of hazardous substances, waste, or petroleum products at, on, in, under or from such property, including costs for investigation or remediation, natural resource damages, or third-party liability for personal injury or property damage. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence or release of such materials, and the liability may be joint and several. Some of our properties may be impacted by contamination arising from current or prior uses of the property or adjacent properties for commercial, industrial or other purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. We also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances at such facilities, without regard to whether we comply with environmental laws in doing so. The presence of contamination or the failure to remediate contamination on our properties may adversely affect our ability to attract or retain tenants and our ability to develop or sell or borrow against those properties. In addition to potential liability for cleanup costs, private plaintiffs may bring claims for personal injury, property damage or for similar reasons. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which that property may be used or how businesses may be operated on that property.

Some of our properties are, and may be adjacent to or near other properties, used for industrial or commercial purposes. These properties may have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. Releases from these properties could impact our properties. While certain properties contain or contained uses that could have or have impacted our properties, we are not aware of any liabilities related to environmental contamination that we believe will have a material adverse effect on our operations.

In addition, our properties are subject to various federal, state and local environmental and health and safety laws and regulations. Noncompliance with these environmental and health and safety laws and regulations could subject us or our sole tenant to liability. These liabilities could affect a tenant’s ability to make rental payments to us. Moreover, changes in laws could increase the potential costs of compliance with such laws and regulations or increase liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect our operations, or those of our tenant, which could in turn have a material adverse effect on us. We are not presently aware of any instances of material noncompliance with environmental or health and safety laws or regulations at our properties, and we believe that we and/or our tenant have all material permits and approvals necessary under current laws and regulations to operate our properties. Some of our properties have been or may be impacted by contamination arising from current or prior uses of the property, or adjacent properties, for commercial or industrial purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. Our Predecessor and the JV Sellers did not obtain, and in the future we do not expect to obtain, Phase I Environmental Site Assessments for the properties in our initial portfolio. We have obtained an insurance policy for environmental liabilities at certain of our properties. However any potential or existing environmental contamination liabilities may be in excess of the coverage limits of, or not covered by, such insurance policy. As a result, we may not be aware of all potential or existing environmental contamination liabilities at the properties in our portfolio. As a result, we could potentially incur material liability for these issues.

In addition, our properties may contain or develop harmful mold or suffer from other indoor air quality issues, which could lead to liability for adverse health effects or property damage or costs for remediation. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our sole tenant, employees of our sole tenant or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at our properties.

Americans with Disabilities Act

Our properties must comply with Title III of the ADA to the extent that such properties are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe the existing properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Legal Proceedings

We currently are not a party to any material legal proceedings. From time to time, we may in the future be a party to various claims and routine litigation arising in the ordinary course of business.

Corporate Information

Postal Realty Trust, Inc., a Maryland corporation, was incorporated in November 2018. Our principal executive offices are located at 75 Columbia Avenue, Cedarhurst, NY 11516. Our telephone number is (516) 295-7820. We will also maintain an internet website at www.                 .com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

MANAGEMENT

Our Directors and Executive Officers

Upon completion of this offering, our board of directors will consist of five members, including a majority of directors who are independent the listing standards of the NYSE. Each of our directors will be elected by our stockholders at our annual meeting of stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Our Board of Directors.” The first annual meeting of our stockholders after this offering will be held in          .

The following table sets forth certain information concerning our directors and executive officers upon completion of this offering:

Name	Age	Position
Andrew Spodek*	43	chief executive officer, and Director
Jeremy Garber*	49	president, treasurer, secretary and Director
Patrick R. Donahoe	63	Independent Chairman of the Board of Directors

* Denotes our named executive officers.

The following are biographical summaries of the experience of our directors and executive officers.

Name	Biographical Summary

Andrew Spodek

Andrew Spodek, 43, is our chief executive officer and a member of our board of directors. Mr. Spodek is the founder and CEO of Nationwide Postal Management, Inc. Founded in 2004, we believe that NPM is the largest manager of USPS-leased properties in the United States. Mr. Spodek has over 20 years of experience exclusively focused on investing in and managing post office properties. Prior to founding NPM Mr. Spodek led acquisitions and property management for his family’s private real estate investment activities. Mr. Spodek sits on the board of directors of the Association of United States Postal Lessors. Mr. Spodek earned an M.S. in Real Estate from New York University and a B.B.A. in Finance & International Management from Boston University.

We believe Mr. Spodek will be a valuable member of our board of directors because of his extensive experience acquiring and managing post office properties and his extensive experience and relationships with postal property owners.

Jeremy Garber

Jeremy Garber, 49, is our president, treasurer and secretary and a member of our board of directors. Mr. Garber joined NPM in January 2017 and leads all financial, operational and strategic activities of the firm. Prior to joining NPM, Mr. Garber served as a consultant to private real estate investment companies & family offices. From June 2014 to December 2015 Mr. Garber was the Chief Operating Officer of Burford Capital (LON:BUR), a London Stock Exchange-listed global finance firm focused on litigation finance and specialty finance for the legal industry. From 2004 to 2014, Mr. Garber was the chief operating officer for various hedge funds, including Longacre Fund Management and Trilogy Capital Management. From 1999-2004, Mr. Garber worked at Lehman Brothers in the Equity Capital Markets and Prime Brokerage divisions. Mr. Garber began his professional career at ACAP, Inc., where he was the chief operating officer, chief financial officer and general counsel. Mr. Garber earned his JD from the Benjamin N. Cardozo School of Law and a Bachelor’s Degree in Economics from Yeshiva University.

We believe that Mr. Garber will be a valuable member of our board of directors because of his experience as a consultant and chief operating officer of other companies.

Patrick R. Donahoe

Patrick R. Donahoe, 63, is the chairman of our board of directors. Mr. Donahoe was named the 73rd Postmaster General of the United States in October 2010, serving until his retirement in 2015. Mr. Donahoe was a 39-year veteran of the USPS, starting as a postal clerk in Pittsburgh, PA in 1975. Prior to his appointment as Postmaster General, Mr. Donahoe served as the 19th Deputy Postmaster General. Mr. Donahoe has a degree in economics from the University of Pittsburgh and an MBA from the Massachusetts Institute of Technology. Mr. Donahoe is also a director of SG360, an industry-leading print and direct marketing solutions provider.

Name	Biographical Summary
We believe Mr. Donahoe will be a valuable member of our board of directors based on his prior experience as the Postmaster General of the United States and his 39-year career with the USPS.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

●	our board of directors is not classified, with each of our directors subject to re-election annually;

●	of the five persons who will serve on our board of directors immediately after the completion of this offering, we expect our board of directors to determine that three of our directors satisfy the listing standards for independence of the NYSE and Rule 10A-3 under the Exchange Act;

●	we anticipate that at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC;

●	we intend to comply with the requirements of the NYSE listing standards, including having committees comprised solely of independent directors;

●	we have opted out of the business combination and control share acquisition statutes in the MGCL; and

●	we do not have a stockholder rights plan.

Our directors will stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly, with support from its three standing committees, the audit committee, the nominating and corporate governance committee and the compensation committee, each of which addresses risks specific to their respective areas of oversight. In particular, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Upon completion of this offering, our board of directors will establish three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The principal functions of each committee are described below. We intend to comply with the listing requirements and other rules and regulations of the NYSE, as amended or modified from time to time, and each of these committees will be comprised exclusively of independent directors. Additionally, our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Audit Committee

Upon completion of this offering, our audit committee will be comprised of Messrs.                   ,                            and                , with                          serving as chairman. We expect that will qualify as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and NYSE corporate governance listing standards. We expect that our board of directors will determine that each of the audit committee members is “financially literate” as that term is defined by the NYSE corporate governance listing standards. Prior to the completion of this offering, we expect to adopt an audit committee charter, which will detail the principal functions of the audit committee, including oversight related to:

●	our accounting and financial reporting processes;

●	the integrity of our consolidated financial statements and financial reporting process;

●	our systems of disclosure controls and procedures and internal control over financial reporting;

●	our compliance with financial, legal and regulatory requirements;

●	the evaluation of the qualifications, independence and performance of our independent registered public accounting firm;

●	the performance of our internal audit function; and

●	our overall risk profile.

The audit committee will also be responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. The audit committee also will prepare the audit committee report required by SEC regulations to be included in our annual proxy statement.

Compensation Committee

Upon completion of this offering, our compensation committee will be comprised of Messrs.                      , and                         , with                              serving as chairman. Prior to the completion of this offering, we expect to adopt a compensation committee charter, which will detail the principal functions of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration of our chief executive officer based on such evaluation;

●	reviewing and approving the compensation of all of our other officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Nominating and Corporate Governance Committee

Upon completion of this offering, our nominating and corporate governance committee will be comprised of Messrs.                     ,                     and                  , with                 serving as chairman. Prior to the completion of this offering, we expect to adopt a nominating and corporate governance committee charter, which will detail the principal functions of the nominating and corporate governance committee, including:

●	identifying and recommending to the full board of directors qualified candidates for election as directors and recommending nominees for election as directors at the annual meeting of stockholders;

●	developing and recommending to the board of directors corporate governance guidelines and implementing and monitoring such guidelines;

●	reviewing and making recommendations on matters involving the general operation of the board of directors, including board size and composition, and committee composition and structure;

●	recommending to the board of directors nominees for each committee of the board of directors;

●	annually facilitating the assessment of the board of directors’ performance as a whole and of the individual directors, as required by applicable law, regulations and the NYSE corporate governance listing standards; and

●	overseeing the board of directors’ evaluation of management.

In identifying and recommending nominees for directors, the nominating and corporate governance committee may consider diversity of relevant experience, expertise and background.

Code of Business Conduct and Ethics

Upon completion of this offering, our board of directors will establish a code of business conduct and ethics that applies to our officers, directors and employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

●	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

●	compliance with applicable laws, rules and regulations;

●	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

●	accountability for adherence to the code of business conduct and ethics.

Any waiver of the code of business conduct and ethics for our executive officers or directors must be approved by a majority of our independent directors, and any such waiver shall be promptly disclosed as required by law or NYSE regulations.

Indemnification of Directors and Officers and Limitation of Liability

For information concerning indemnification applicable to our directors and officers, see “Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

Prior to the completion of the formation transactions, we did not pay any compensation to any of our named executive officers, and, accordingly, no compensation policies or objectives governed our named executive officer compensation. The following table sets forth the annualized compensation we expect to pay in fiscal year 2019 to our named executive officers. While the table below accurately reflects our current expectations with respect to 2019 named executive officer compensation, actual 2019 compensation for these officers may be increased or decreased, including through the use of compensation components not currently contemplated or described herein. As discussed below under “—Employment Agreements,” we will provide severance benefits to each of our named executive officers effective upon completion of this offering.

Summary Compensation Table

Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards(2)(3)	All Other Compensation(4)	Total
Andrew Spodek, Chief Executive Officer	2019	$	$	$	$	$
Jeremy Garber, President, Treasurer and Secretary	2019	$	$	$	$	$
	2019	$	$	$	$	$

(1)	Salary amounts are annualized for the year ending December 31, 2019 based on the expected base salary levels to be effective upon completion of this offering.

(2)	Amounts shown reflect target bonuses for each officer. Any bonus awards to our named executive officers will be determined after the end of the 2018 fiscal year in the sole discretion of our compensation committee contingent upon such factors as the compensation committee may deem appropriate in its sole discretion.

(3)	We expect that approximately half of the officers’ bonuses will be paid in the form of shares of our common stock.

(4)	Includes annualized costs related to all-inclusive vehicle allowances and premiums payable on behalf of the officers under equity incentive plan.

Employment Agreements

We have entered into employment agreements with Mr. Spodek and Mr. Garber that will become effective upon the completion of this offering. The principal terms of the employment agreements are summarized below.

Position

The employment agreement with Mr. Spodek provides that he will be employed as our chief executive officer. The employment agreement with Mr. Garber provides that he will be employed as our president, secretary and treasurer. Each employment agreement provides that the executive will devote substantially all of their business time, attention and effort to our company’s affairs.

Term

The employment agreements have an initial term of three years, beginning upon the completion of this offering. At the end of the initial term (and any subsequent renewal period), the term of each employment agreement is automatically extended for a twelve month period unless we or the executive has given written notice, at least ninety days before the expiration of the term, of an intention not to extend the term. However, if a change in control (as defined in the equity incentive plan) occurs during the term of the employment agreement, then the term will not expire before the first anniversary of the change in control. The employment agreement with each of Mr. Spodek and Mr. Garber provides that it may be terminated prior to the expiration of the term as set forth in the employment agreement.

Compensation

The employment agreements provide that Mr. Spodek and Mr. Garber’s initial annual base salary will be $ and $ , respectively. The board of directors or the compensation committee may increase an executive’s annual base salary during the term of the executive’s employment agreement.

Each of the employment agreements also provides that the executive will have the opportunity to earn an annual bonus for performance during each year of the term. The board of directors or the compensation committee will determine the annual bonus that may be earned in each calendar year and will prescribe any individual or company performance goals and other requirements that must be satisfied in order for the annual bonus to be earned.

The employment agreements further provide that each executive will be eligible to participate in the equity incentive plan and our benefit plans and is entitled to four weeks’ vacation in each calendar year.

Termination

The employment agreement with each of Mr. Spodek and Mr. Garber provides that the executive’s employment may be terminated prior to the expiration of the term. The executive’s employment may be terminated by us with or without cause or on account of the executive’s disability. The executive may terminate his employment with or without good reason. The employment agreements terminate automatically upon the executive’s death.

Each of the employment agreements defines the term “cause” to be (i) the executive’s failure to perform a material duty as directed by the board of directors (other than a failure to perform by reason of the executive’s illness or injury), (ii) the executive’s material breach of an obligation in the employment agreement or a breach of a material written policy of our company (other than a breach by reason of the executive’s illness or injury), (iii) the executive’s breach of a fiduciary duty to us, (iv) conduct by the executive that is demonstrably and materially injurious to us or (v) the executive’s conviction of, or plea of guilty or nolo contendre to a felony, a crime involving moral turpitude or fraud or dishonesty involving our assets. A termination of the executive may be with cause only if the board of directors gives the executive written notice of the reasons for termination and the executive fails to remedy or cure those reasons, to the reasonable satisfaction of the board of directors, within thirty days after receipt of the notice.

The employment agreements provide that the executive may resign with good reason. Each employment agreement defines the term “good reason” to be (i) a material breach of the employment by us or a direction from the board of directors that the executive act or refrain from acting which in either case would be unlawful or contrary to our material written policies, (ii) a material diminution in the executive’s duties, functions and responsibilities (and our ceasing to be a reporting company under the Securities Exchange Act of 1934, as amended, constitutes a material diminution in his duties, functions and responsibilities) or we prevent the executive from fulfilling or exercising his material duties, functions and responsibilities, (iii) a material reduction in the executive’s annual base salary or annual bonus opportunity or (iv) a requirement that the executive relocate his employment more than fifty miles from our principal office in Cedarhurst, New York. A resignation by the executive will be with good reason only if the executive gives the board of directors written notice (delivered within thirty days after the executive knows of the event or action that he asserts constitutes good reason), the board of directors fails to remedy or cure the event or action, to the reasonable satisfaction of the executive, within thirty days after receipt of the executive’s notice and the executive resigns effective within thirty days after the end of the cure period.

Payments Upon Termination

Each employment agreement provides the executive is entitled to receive the “standard termination benefits” upon the termination of employment for any reason. The “standard termination benefits” are (i) payment of any compensation (including base salary, annual bonus and accrued but unused vacation) that was earned but remains unpaid on the date of termination, (ii) any benefits due the executive under our benefit plans and (iii) any rights that the executive has to outstanding equity awards pursuant to the terms of the applicable plan and award agreement.

Each employment agreement provides that the executive is entitled to additional benefits upon a termination of employment by us without cause or upon the executive’s resignation with good reason; provided that the executive has given us a release and waiver of claims in the form prescribed by us. The additional payments are (i) a lump sum cash payment equal to three times the sum of (x) the executive’s annual base salary and (y) the executive’s target annual bonus for the year in which employment ends; provided, that if the board of directors or the compensation committee have not established a “target” annual bonus prior to the executive’s termination, the target annual bonus will be equal to the executive’s annual base salary and (ii) reimbursement of the premiums for COBRA coverage of the executive and his eligible dependents for 12 months after termination or, if sooner, when the right to COBRA coverage ends.

Change in Control; Section 280G

The employment agreements do not provide for additional payments or benefits in the event of a change in control of our company, e.g., the employment agreements do not provide for additional or enhanced severance benefits if an executive’s employment is terminated in connection with a change in control. Nonetheless, the compensation and benefits provided under the employment agreements, especially the payments due upon a termination without cause or a resignation with good reason in connection with a change in control could constitute “parachute payments” under Section 280G of the Code, i.e., compensation or benefits payable on account of a change in control.

Section 280G of the Code has special rules that apply to “parachute payments.” If certain individuals receive parachute payments in excess of a safe harbor amount, the payor is denied a federal income tax deduction for a portion of the payments and the recipient must pay a 20% excise tax, in addition to income tax, on a portion of the payments.

Each employment agreement and the equity incentive plan has a provision that addresses the treatment of “parachute payments.” If Mr. Spodek or Mr. Garber is entitled to receive “parachute payments” that exceed the safe harbor amount prescribed by the Code, then the executive’s parachute payments (under the employment agreements and other plans and agreements) will be reduced to the safe harbor amount, i.e., the maximum amount that may be paid without excise tax liability or the loss of deduction. The parachute payments will not be reduced, however, if the executive will receive greater after-tax benefits (taking into account the 20% excise tax payable by the executive) by receiving the total benefits.

Executive’s Covenants

The employment agreement with each of Mr. Spodek and Mr. Garber prohibits the executive from engaging in competitive employment or business endeavors during the “restriction period” and also prohibit the executive, during the restriction period, from soliciting the employment of company employees or any tenant, leasing representative, property manager, vendor, customer or client of ours. The “restriction period” includes the period of the executive’s employment and continues following a termination of executive’s employment, other than a termination by us without cause or a resignation by the executive with good reason, until the earlier of the first anniversary of termination or the date on which a change in control (as defined in the equity incentive plan) occurs.

The employment agreements also require each of Mr. Spodek and Mr. Garber to maintain the confidentiality of information about us during the term of employment and following a termination of employment.

Equity Incentive Plan

Prior to the completion of this offering, our board of directors expects to adopt, and our sole stockholder is expected to approve, an equity incentive plan, which we refer to as the equity incentive plan. We expect to use the equity incentive plan to attract and retain independent directors, executive officers and other key employees and service providers, including officers and employees of our affiliates, including our operating partnership. The equity incentive plan provides for the grant of options to purchase shares of common stock, stock awards, stock appreciation rights, performance units, incentive awards and other equity-based awards.

Administration of the Equity Incentive Plan

The equity incentive plan will be administered by the compensation committee of our board of directors, except that the equity incentive plan will be administered by our board of directors with respect to awards made to directors who are not employees. This summary uses the term “administrator” to refer to the compensation committee or our board of directors, as applicable. The administrator will approve all terms of awards under the equity incentive plan. The administrator also will determine who will receive grants under the equity incentive plan and the terms of each grant; provided that no individual may receive awards for more than                   shares of common stock in any calendar year and a director who is not an employee may not receive awards for more than                      shares of common stock in any calendar year.

Eligibility

All of our employees and employees of our subsidiaries and affiliates, including our operating partnership, are eligible to receive grants under the equity incentive plan. In addition, our independent directors and individuals who perform services for us and our subsidiaries and affiliates, including individuals who perform services for our operating partnership, may receive grants under the equity incentive plan.

Share Authorization

The number of shares of common stock that may be issued under the equity incentive plan is shares (approximately % of our outstanding equity on a fully diluted basis). In connection with stock splits, stock dividends, recapitalizations and certain other events, our board of directors will make adjustments that it deems appropriate in the aggregate number of shares of common stock that may be issued under the equity incentive plan, the individual grant limits and the terms of outstanding awards. If any awards terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or paid or are settled in cash, the shares of common stock subject to such awards will again be available for future grants under the equity incentive plan. Shares of common stock tendered or withheld to satisfy the exercise price or for tax withholding are available for future grants under the equity incentive plan. No awards under the equity incentive plan will be outstanding prior to completion of this offering. The initial grants described below will become effective upon completion of this offering.

Options

The equity incentive plan authorizes the grant of incentive stock options (under Section 422 of the Code) and options that do not qualify as incentive stock options. The exercise price of each option will be determined by the administrator, provided that the price cannot be less than 100% of the fair market value of the shares of common stock on the date on which the option is granted (or 110% of the shares’ fair market value on the grant date in the case of an incentive stock option granted to an individual who is a “ten percent stockholder” under Sections 422 and 424 of the Code). The exercise price for any option is generally payable (i) in cash, (ii) by certified check, (iii) by the surrender of shares of common stock (or attestation of ownership of shares of common stock) with an aggregate fair market value on the date on which the option is exercised, equal to the exercise price, or (iv) by payment through a broker in accordance with procedures established by the Federal Reserve Board. The term of an option cannot exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to a “ten percent stockholder”).

Stock Awards

The equity incentive plan also provides for the grant of stock awards. A stock award is an award of shares of common stock that may be subject to restrictions on transferability and other restrictions as the administrator determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments or otherwise, as the administrator may determine. Unless otherwise specified in the applicable award agreement, a participant who receives a stock award will have all of the rights of a stockholder as to those shares, including, without limitation, the right to vote the shares and the right to receive dividends or distributions on the shares; provided, however, that dividends payable on common stock subject to a stock award that does not vest solely on account of continued employment or service will be distributed only when, and to the extent that, the stock award vests. During the period, if any, when stock awards are non-transferable or forfeitable, (i) a participant is prohibited from selling, transferring, pledging, exchanging, hypothecating or otherwise disposing of his or her stock award shares, (ii) we will retain custody of any certificates evidencing such shares and (iii) a participant must deliver a stock power to us for each stock award.

Concurrently with the closing of this offering, we will grant restricted stock awards to our independent directors for a number of shares of common stock determined by dividing $               by the initial public offering price (or                  shares based on the midpoint of the price range per share of our common stock set forth on the front cover of this prospectus). In addition, we will grant restricted stock awards to                for a number of  shares of common stock determined by dividing $                     by the initial public offering price (or            and                    shares, respectively, based on the midpoint of the price range per share of common stock set forth on the cover of this prospectus). These restricted stock awards are expected to vest ratably as to one-third of the shares on each of the first three anniversaries of the date of grant.

Stock Appreciation Rights

The equity incentive plan authorizes the grant of stock appreciation rights. A stock appreciation right provides the recipient with the right to receive, upon exercise of the stock appreciation right, cash, shares of common stock or a combination of the two. The amount that the recipient will receive upon exercise of the stock appreciation right generally will equal the excess of the fair market value of the shares of common stock on the date of exercise over the shares’ fair market value on the date of grant. Stock appreciation rights will become exercisable in accordance with terms determined by the administrator. Stock appreciation rights may be granted in tandem with an option grant or as independent grants. The term of a stock appreciation right cannot exceed ten years from the date of grant or five years in the case of a stock appreciation right granted in tandem with an incentive stock option awarded to a “ten percent stockholder.”

Performance Units

The equity incentive plan also authorizes the grant of performance units. Performance units represent the participant’s right to receive an amount, based on the value of a specified number of shares of common stock, if performance goals established by the administrator are met. The administrator will determine the applicable performance period, the performance goals and such other conditions that apply to the performance unit. Performance goals may relate to our financial performance or the financial performance of our operating partnership, the participant’s performance or such other criteria determined by the administrator. If the performance goals are met, performance units will be paid in cash, shares of common stock or a combination thereof.

Incentive Awards

The equity incentive plan also authorizes the grant of incentive awards. An incentive award entitles the participant to receive a payment if certain requirements are met. The administrator will establish the requirements that must be met before an incentive award is earned, and the requirements may be stated with reference to one or more performance measures or criteria prescribed by the administrator. A performance goal or objective may be expressed on an absolute basis or relative to the performance of one or more similarly situated companies or a published index and may be adjusted for unusual or non-recurring events, changes in applicable tax laws or accounting principles. An incentive award that is earned will be settled in a single payment that may be in cash, common stock or a combination of cash and common stock. The equity incentive plan provides that no participant may receive an incentive award payment in any calendar year that exceeds the lesser of two times the participant’s annual base salary or $                      .

Other Equity-Based Awards; LTIP Units

The administrator may grant other types of stock-based awards under the equity incentive plan, including long-term incentive plan, or LTIP, units. Other equity-based awards are payable in cash, shares of common stock or other equity, or a combination thereof, as determined by the administrator. The terms and conditions of other equity-based awards are determined by the administrator.

LTIP units are a special class of partnership interest in our operating partnership. Each LTIP unit awarded will be deemed equivalent to an award of one share of common stock under the equity incentive plan, reducing the plan’s share authorization for other awards on a one-for-one basis. We will not receive a tax deduction for the value of any LTIP units granted to our employees. The vesting period for any LTIP units, if any, will be determined at the time of issuance. LTIP units, whether or not vested, will receive the same quarterly per unit distributions as units in our operating partnership, which distributions will generally equal the per share distributions on our shares of common stock. This treatment with respect to quarterly distributions is similar to the expected treatment of our stock awards, which will generally receive full dividends whether vested or not. Initially, LTIP units will not have full parity with units in our operating partnership with respect to liquidating distributions. Under the terms of the LTIP units, our operating partnership will revalue its assets upon the occurrence of certain specified events, and any increase in our operating partnership’s valuation from the time of grant until such event will be allocated first to the holders of LTIP units to equalize the capital accounts of such holders with the general partner’s capital account related to OP units. Upon equalization of the capital accounts of the holders of LTIP units with the general partner’s capital account on a per unit basis, the LTIP units will achieve full parity with OP units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP units may be converted into an equal number of OP units at any time, and thereafter enjoy all the rights of OP units, including redemption/exchange rights. However, there are circumstances under which such parity would not be reached. Until and unless such parity is reached, the value that a holder of LTIP units will realize for a given number of vested LTIP units will be less than the value of an equal number of our shares of common stock.

Dividend Equivalents

The administrator may grant dividend equivalents in connection with the grant of performance units and other equity-based awards. Dividend equivalents may be paid currently or accrued as contingent cash obligations (in which case they may be deemed to have been invested in shares of common stock); provided, however, that if the related performance units or other equity-based awards will not vest solely on account of continued employment or service, dividend equivalents will be paid only when, and to the extent that, the underlying award vests. Dividend equivalents may be payable in cash, shares of common stock or other property dividends declared on shares of common stock. The administrator will determine the terms of any dividend equivalents.

Change in Control

If we experience a change in control, the administrator may, at its discretion, provide that all outstanding options, stock appreciation rights, stock awards, performance units, incentive awards or other equity-based awards that are outstanding will be assumed by the surviving entity, or will be replaced by a comparable substitute award of the same type as the original award and that has substantially equal value granted by the surviving entity. The administrator may also provide that all outstanding options and stock appreciation rights will be fully exercisable upon the change in control, restrictions and conditions on outstanding stock awards will lapse upon the change in control and performance units, incentive awards or other equity-based awards will become earned in their entirety. The administrator may also provide that participants must surrender their outstanding options and stock appreciation rights, stock awards, performance units, incentive awards and other equity-based awards in exchange for a payment, in cash or shares of our common stock or other securities or consideration received by stockholders in the change in control transaction, equal to (i) the entire amount that can be earned under an incentive award, (ii) the value received by stockholders in the change in control transaction for each share subject to a stock award, performance unit or other equity-based award or (iii) in the case of options and stock appreciation rights, the amount by which that transaction value exceeds the exercise price.

In summary, a change in control under the equity incentive plan occurs if:

●	a person, entity or affiliated group (with certain exceptions) acquires, in a transaction or series of transactions, at least 50% of the total combined voting power of our outstanding securities;

●	we merge into another entity, unless the holders of our voting securities immediately prior to the merger have more than 50% of the combined voting power of the securities in the merged entity or its parent;

●	we sell or dispose of all or substantially all of our assets, other than a sale or disposition to any entity more than 50% of the combined voting power and common stock of which is owned by our stockholders immediately before the sale or disposition; or

●	during any period of two consecutive years individuals who, at the beginning of such period, constitute our board of directors together with any new directors (other than individuals who become directors in connection with certain transactions or election contests) cease for any reason to constitute a majority of our board of directors.

The Code has special rules that apply to “parachute payments,” i.e., compensation or benefits the payment of which is contingent upon a change in control. If certain individuals receive parachute payments in excess of a safe harbor amount prescribed by the Code, the payor is denied a federal income tax deduction for a portion of the payments and the recipient must pay a 20% excise tax, in addition to income tax, on a portion of the payments.

If we experience a change in control, benefits provided under the equity incentive plan could be treated as parachute payments. In that event, the equity incentive plan provides that the plan benefits, and all other parachute payments provided under other plans and agreements, will be reduced to the safe harbor amount, i.e., the maximum amount that may be paid without excise tax liability or loss of deduction, if the reduction allows the recipient to receive greater after-tax benefits. The benefits under the equity incentive plan and other plans and agreements will not be reduced, however, if the recipient will receive greater after-tax benefits (taking into account the 20% excise tax payable by the recipient) by receiving the total benefits. The equity incentive plan also provides that these provisions do not apply to a participant who has an agreement with us providing that the individual is entitled to indemnification from us for the 20% excise tax.

Amendment; Termination

Our board of directors may amend or terminate the equity incentive plan at any time, provided that no amendment may adversely impair the rights of participants under outstanding awards. Our stockholders must approve any amendment if such approval is required under applicable law or NYSE requirements. Our stockholders also must approve any amendment that materially increases the benefits accruing to participants under the equity incentive plan, materially increases the aggregate number of shares of common stock that may be issued under the equity incentive plan (other than on account of stock dividends, stock splits, or other changes in capitalization as described above) or materially modifies the requirements as to eligibility for participation in the equity incentive plan. Unless terminated sooner by our board of directors or extended with stockholder approval, the equity incentive plan will terminate on the day before the tenth anniversary of the date our board of directors adopts the equity incentive plan.

401(k) Plan

We may establish and maintain a retirement savings plan under section 401(k) of the Code, or the 401(k) plan, to cover our eligible employees and the eligible employees of our affiliates. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. We may match employees’ annual contributions, within prescribed limits. Our common stock may be an investment option under the 401(k) plan and our contributions to the plan may be made in shares of our common stock.

Employee Stock Purchase Plan

In connection with the completion of this offering we will adopt the Postal Realty Trust, Inc. 2018 Non-Qualified Employee Stock Purchase Plan, or the ESPP, that will allow employees our employees whose principal duties include the management and operation of our business to purchase shares of our common stock at a discount. A total of                 shares of common stock will be reserved for sale and authorized for issuance under the ESPP.

Director Compensation

We will pay our Chairman, Mr. Donohue a cash retainer of $                      annually payable in quarterly installments in conjunction with quarterly meetings of our board of directors. In addition, concurrently with the completion of this offering, he will receive a grant of a number of restricted shares of our common stock equal to $           divided by the initial public offering price of our shares in this offering (or shares based on the midpoint of the price range set forth on the cover of this prospectus), which will vest ratably as to one-third of the shares subject to each grant on each of the first three anniversaries of the date of grant.

We will pay Messrs. and , our other independent directors, an annual cash retainer of $            payable in quarterly installments in conjunction with quarterly meetings of our board of directors. In addition, concurrently with the completion of this offering, each will receive a grant of a number of restricted shares of our common stock equal to $            divided by the initial public offering price of our shares in this offering (or shares based on the midpoint of the price range set forth on the cover of this prospectus), which will vest ratably as to one-third of the shares on each of the first three anniversaries of the date of grant.

Neither Mr. Spodek nor Mr. Garber will receive any additional compensation for his service as a director.

We intend to approve and implement a compensation program for our independent directors that consists of annual cash retainers, meeting fees and long-term equity awards. Following the completion of this offering, each independent director is expected to receive an annual base retainer for his services of $            payable in cash in quarterly installments in conjunction with quarterly meetings of the board of directors. In addition, , who will serve as chairman of the audit committee, will receive an additional annual cash retainer of $           , in each case, payable in quarterly installments in conjunction with quarterly meetings of the board of directors. We intend to reimburse each of our directors for his travel expenses incurred in connection with his attendance at full board of directors and committee meetings.

We have not made any payments to any of our independent directors or director nominees to date. Following completion of this offering, each of our independent directors will be eligible to receive automatic grants of restricted stock under our equity incentive plan. On the date of each annual meeting of stockholders, beginning with the 2019 annual meeting of stockholders, each independent director who will continue to serve on our board of directors following such annual meeting will be granted an award of restricted stock with a value equal to $        , based on the closing price of our common stock on the date of such grant. These awards of restricted stock are expected to vest ratably as to one-third of the shares subject to each grant on each of the first three anniversaries of the date of grant, subject to the director’s continued service on our board of directors. All awards of restricted stock granted to each independent director will vest in full upon a change in control (as defined in the equity incentive plan).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Formation Transactions

Of the 265 postal properties that we will own upon the completion of this offering and the related formation transactions 195 are currently owned by UPH and the Spodek LLCs in which Mr. Spodek owns substantially all of the equity interests. Mr. Spodek and his affiliates have entered into agreements with us and our operating partnership, pursuant to which they will merge and contribute their interests in UPH, the Spodek LLCs and NPM to us or our operating partnership in exchange for cash, common stock and OP units, in each case substantially concurrently with the completion of this offering. In addition, Mr. Spodek’s mother owns interests in the 79 Acquisition Properties that we will acquire for cash in the formation transactions. See “Structure and Formation of Our Company—Formation Transactions.” These agreements were not negotiated on an arms’ length basis and may not be as favorable to us as agreements negotiated on an arms’ length basis.

We have not obtained independent third-party appraisals of the Predecessor Properties or the Acquisition Properties. Accordingly, there can be no assurance that the fair market value of the cash, common stock and OP units that we pay and issue to Mr. Spodek and his family members and affiliates will not exceed the fair market value of the properties and other assets acquired by us in the formation transactions. See “Risk Factors—Risks Related to Our Properties and Our Business—We have not obtained any third-party appraisals of the properties and other assets to be acquired by us from the prior investors in connection with the formation transactions. Accordingly, the value of the cash, common stock and OP units that we pay and issue as consideration for the properties and assets to be acquired by us in the formation transactions may exceed their aggregate fair market value and will exceed their aggregate historical combined net tangible book value of approximately $                    million as of December 31, 2018.”

Property Management

Members of Mr. Spodek’s family and their partners will continue to own interests in certain postal properties that will not be acquired by us in the formation transactions. These interests include interests in the 256 properties for which PRM will provide third party property management services following the completion of this offering. As a result of these ownership interests and the property management agreements, Mr. Spodek will have conflicts of interests with respect to these agreements.

Partnership Agreement

In connection with the formation transactions, the partnership agreement of our operating partnership will be amended and restated. Mr. Spodek and his affiliates who will receive OP units in the formation transactions will become limited partners in our operating partnership. See “Description of the Partnership Agreement of Postal Realty LP.” Upon completion of this offering and the related formation transactions, Mr. Spodek and his affiliates will own OP units initially representing             % of the outstanding OP units (or           % if the underwriters’ overallotment option is exercised in full).

Pursuant to the amended and restated partnership agreement of our operating partnership, limited partners of our operating partnership and some assignees of limited partners will have the right, beginning 12 months after the completion of the formation transactions, to require our operating partnership to redeem part or all of their OP units for cash equal to the then-current market value of an equal number of shares of our common stock (determined in accordance with and subject to adjustment under the partnership agreement) or, at our election, for shares of our common stock on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section titled “Description of Capital Stock— Restrictions on Ownership and Transfer.”

Registration Rights

Pursuant to the terms of the amended and restated partnership agreement of our operating partnership, we will agree to file, following the date on which we become eligible to file a registration statement on Form S-3 under the Securities Act, one or more registration statements registering the issuance and resale of the common stock issuable upon redemption of the OP units issued in connection with the formation transactions, including those issued to Mr. Spodek and his affiliates. We will agree to pay all of the expenses relating to such registration statements. See “Shares Eligible for Future Sale—Registration Rights.”

Tax Protection Agreements

We intend to enter into tax protection agreements that will provide benefits to Mr. Spodek and his affiliates effective upon completion of the formation transactions. For a description of these tax protection agreements, see “Structure and Formation of Our Company—Tax Protection Agreements.”

Reimbursement of Pre-closing Transaction Costs

In connection with this offering, Mr. Spodek and certain of his affiliates have funded on our behalf approximately $                      million for organizational, legal, accounting and similar expenses in connection with this offering and the formation transactions. We will reimburse Mr. Spodek and his affiliates for these expenses, upon completion of this offering and formation transactions.

Indemnification of Officers and Directors

Effective upon completion of this offering, our charter and bylaws will provide that we indemnify our directors and officers, and we will enter into an indemnification agreement with each of our executive officers and directors, providing for procedures for indemnification and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors, or in certain other capacities, to the maximum extent permitted by Maryland law. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Limitation of Directors’ and Officers’ Liability and Indemnification.”

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We will conduct all of our investment activities through our operating partnership and its subsidiaries. Our investment objectives are to maximize the cash flow of our properties, acquire properties with cash flow growth potential, provide quarterly cash distributions and achieve long-term capital appreciation for our stockholders through increases in the value of our company. Consistent with our policy to acquire assets for both income and capital gain, our operating partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with our investment objectives. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”

We expect to pursue our investment objectives primarily through the ownership by our operating partnership of our portfolio of properties and other acquired properties and assets. We currently intend to invest primarily in post office properties. Future investment or development activities will not be limited to any geographic area, property type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment activities in a manner that is consistent with the maintenance of our status as a REIT for federal income tax purposes. In addition, we may purchase or lease income-producing post office or other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, units, preferred stock or options to purchase stock. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to fall within the definition of an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Mortgages

While our initial portfolio consists of, and our business objectives emphasize, equity investments in post office properties, we may, at the discretion of our board of directors and without a vote of our stockholders, invest in mortgages and other types of real estate interests in a manner that is consistent with our qualification as a REIT. We do not presently intend to invest in mortgages or deeds of trust, but may invest in participating or convertible mortgages if we conclude that we may benefit from the gross revenues or any appreciation in value of the property. If we choose to invest in mortgages, we would expect to invest in mortgages secured by post office properties. However, there is no restriction on the proportion of our assets that may be invested in a type of mortgage or any single mortgage or type of mortgage loan. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the percentage of ownership limitations and the income and asset tests necessary for REIT qualification, we may in the future invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers where such investment would be consistent with our investment objectives. We may invest in the debt or equity securities of such entities, including for the purpose of exercising control over such entities. We have no current plans to invest in entities that are not engaged in real estate activities. We do not have any limit on the amount or percentage of our assets that may be invested in any one entity, property or geographic area. Our investment objectives are to maximize cash flow of our investments, acquire investments with growth potential and provide cash distributions and long-term capital appreciation to our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives. We will limit our investment in such securities so that we will not fall within the definition of an “investment company” under the 1940 Act.

Investments in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock.

Dispositions

We do not currently intend to dispose of any of our properties, although we reserve the right to do so if, based upon management’s periodic review of our portfolio, our board of directors determines that such action would be in our best interests. The tax consequences to our directors and executive officers who hold OP units resulting from a proposed disposition of a property may influence their decision as to the desirability of such proposed disposition. See “Risk Factors—Risks Related to Our Organizational Structure—Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of units in our operating partnership, which may impede business decisions that could benefit our stockholders.”

Financings and Leverage Policy

Upon completion of this offering, we will use a significant amount of the net proceeds of this offering to repay mortgage indebtedness on certain of the properties in our portfolio. Other uses of the net proceeds from this offering are described in greater detail under “Use of Proceeds” elsewhere in this prospectus. In the future, however, we anticipate using a number of different sources to finance our acquisitions and operations, including cash flows from operations, asset sales, seller financing, issuance of debt securities, private financings (such as additional bank credit facilities, which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Any debt that we incur may be recourse or nonrecourse and may be secured or unsecured. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

Although we are not required to maintain any particular leverage ratio, we intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes. We expect to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of tenants and future rental rates. Our charter and bylaws do not limit the amount of debt that we may incur. Our board of directors has not adopted a policy limiting the total amount of debt that we may incur. Going forward, we intend to target a debt to gross total assets ratio of approximately            %, which is in line with similar publicly traded REITs.

Our board of directors will consider a number of factors in evaluating the amount of debt that we may incur. If we adopt a debt policy, our board of directors may from time to time modify such policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. In addition, pursuant to the tax protection agreements that we will enter into with certain of the prior investors who will become limited partners in our operating partnership, including certain of our directors and officers, we will be required to maintain a minimum level of indebtedness sufficient to avoid triggering taxable gain for such limited partners or either (i) provide such limited partners the opportunity to guarantee a portion of our operating partnership’s indebtedness or (ii) enter into deficit restoration obligations with such limited partners, which could influence the decision of our directors and officers to repay, retire, refinance or otherwise reduce our operating partnership’s liabilities. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders, and we are not restricted by our governing documents or otherwise in the amount of leverage that we may use.

Equity Capital Policies

To the extent that our board of directors determines to obtain additional capital, we may issue debt or equity securities, including additional OP units or senior securities of our operating partnership, retain earnings (subject to provisions in the Code requiring distributions of income to maintain REIT qualification) or pursue a combination of these methods. As long as our operating partnership is in existence, we will generally contribute the proceeds of all equity capital raised by us to our operating partnership in exchange for additional interests in our operating partnership, which will dilute the ownership interests of the limited partners in our operating partnership.

Existing common stockholders will have no preemptive rights to common or preferred stock or units issued in any securities offering by us, and any such offering might cause a dilution of a stockholder’s investment in us. Although we have no current plans to do so, we may in the future issue shares of capital stock or operating partnership units in connection with acquisitions of property.

We may, under certain circumstances, purchase shares of our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares of our common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

Conflict of Interest Policies

Overview

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its other partners under Maryland law and the partnership agreement in connection with the management of our operating partnership. Our fiduciary duties and obligations, as the general partner of our operating partnership, may come into conflict with the duties of our directors and officers to our company. Our officers and certain of our directors will be limited partners of our operating partnership.

Under Delaware law, a general partner of a Delaware limited partnership has fiduciary duties of loyalty and care to the partnership and its partners and must discharge its duties and exercise its rights as general partner under the partnership agreement or Delaware law consistently with the obligation of good faith and fair dealing. The partnership agreement provides that, in the event of a conflict between the interests of our operating partnership or any partner, on the one hand, and the separate interests of our company or our stockholders, on the other hand, we, in our capacity as the general partner of our operating partnership, are under no obligation not to give priority to the separate interests of our company or our stockholders, and that any action or failure to act on our part or on the part of our directors that gives priority to the separate interests of our company or our stockholders that does not result in a violation of the contract rights of the limited partners of the operating partnership under its partnership agreement does not violate the duty of loyalty that we, in our capacity as the general partner of our operating partnership, owe to the operating partnership and its partners. The duty of care requires a general partner to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law, and this duty may not be unreasonably reduced by the partnership agreement.

The partnership agreement provides that we are not liable to our operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by our operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. The partnership agreement also provides that any obligation or liability in our capacity as the general partner of our operating partnership that may arise at any time under the partnership agreement or any other instrument, transaction or undertaking contemplated by the partnership agreement will be satisfied, if at all, out of our assets or the assets of our operating partnership only, and no obligation or liability of the general partner will be personally binding upon any of our directors, stockholders, officers, employees or agents, regardless of whether such obligation or liability is in the nature of contract, tort or otherwise, and none of our directors or officers will be liable or accountable in damages or otherwise to the partnership, any partner or any assignee of a partner for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission. Our operating partnership must indemnify us, our directors and officers, officers of our operating partnership and any other person designated by us against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, unless (1) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) for any transaction for which such person actually received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

Our operating partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person’s right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action.

Sale or Refinancing of Properties

Upon the sale of certain of the properties to be owned by us at the completion of the formation transactions, certain unitholders could incur adverse tax consequences which are different from the tax consequences to us and to holders of our common stock. Consequently, unitholders may have differing objectives regarding the appropriate pricing and timing of any such sale or repayment of indebtedness.

While we will have the exclusive authority under the partnership agreement to determine whether, when, and on what terms to sell a property or when to refinance or repay indebtedness, any such decision would require the approval of our board of directors. In addition, our operating partnership has agreed to indemnify certain limited partners, including certain of our executive officers, employees and directors, for their tax liabilities (plus an additional amount equal to the taxes incurred as a result of such indemnity payment) attributable to their share of the built-in gain, as of the closing of the formation transactions, with respect to their interest in the tax protected properties.

Policies Applicable to All Directors and Officers

Our charter and bylaws do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction that we have an interest in or from conducting, for their own account, business activities of the type we conduct. We intend, however, to adopt policies that are designed to eliminate or minimize potential conflicts of interest, including a policy for the review, approval or ratification of any related party transactions. This policy will provide that the audit committee of our board of directors will review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party before approving such transaction. We will also adopt a code of business conduct and ethics, which will provide that all of our directors, officers and employees are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information or position without our consent. See “Management—Code of Business Conduct and Ethics.” However, we cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

In addition, our management team will retain ownership interests in certain properties that will not be contributed to us in our formation transactions. These interests include interests in                    post office properties owned by Mr. Spodek, his family members and their partners that will not be acquired by us as part of our formation transactions. We will provide property management services to certain of these properties following the completion of this offering. See “Our Business and Properties—Our Opportunity —Property Management.” As a result of these ownership interests and option and property management agreements, our management team will have conflicts of interests when deciding whether to take any action under these agreements.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation, firm or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, provided that:

●	the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

●	the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

●	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

Furthermore, under Delaware law (where our operating partnership is formed), we, as general partner, have a fiduciary duty of loyalty to our operating partnership and its partners and, consequently, such transactions also are subject to the duties that we, as general partner, owe to the operating partnership and its limited partners (as such duty has been modified by the partnership agreement). We will also adopt a policy that requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of our disinterested directors even if less than a quorum. Where appropriate, in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so.

Policies With Respect To Other Activities

We will have authority to offer common stock, preferred stock or options to purchase stock in exchange for property and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. As described in “Description of the Partnership Agreement of Postal Realty LP” we expect, but are not obligated, to issue common stock to holders of OP units upon some or all of their exercises of their redemption rights. Except in connection with the initial capitalization of our company and our operating partnership, we have not issued common stock, OP units or any other securities in exchange for property or any other purpose, and our board of directors has no present intention of causing us to repurchase any common stock other than the shares of common stock we issued in connection with an initial capitalization. Our board of directors has the authority, without further stockholder approval, to amend our charter to increase or decrease the number of authorized shares of common stock or preferred stock or the number of shares of stock of any class or series that we have authority to issue and our board of directors, without stockholder approval, has the authority to authorize us to issue additional shares of common stock or preferred stock, in one or more series, including senior securities, in any manner, and on the terms and for the consideration, it deems appropriate. See “Description of Capital Stock.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our operating partnership and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code, or the Treasury regulations, our board of directors determines that it is no longer in our best interests to qualify as a REIT. In addition, we intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act.

Reporting Policies

We intend to make available to our stockholders annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

STRUCTURE AND FORMATION OF OUR COMPANY

Our Operating Entities

Our Company

We were formed as a Maryland corporation in November 2018 and will commence operations upon completion of this offering and the related formation transactions. We will conduct our business through a traditional UPREIT structure in which our properties are owned by our operating partnership directly or through limited partnerships, limited liability companies or other subsidiaries, as described below under “—Our Operating Partnership.” We are the sole general partner of our operating partnership and, upon completion of this offering and the related formation transactions, will own approximately                        % of the OP units. Our board of directors will oversee our business and affairs.

Our Operating Partnership

Our operating partnership was formed as a Delaware limited partnership in November 2018 and will commence operations upon completion of this offering and the related formation transactions. Following completion of this offering and the formation transactions, substantially all of our assets will be held by, and our operations will be conducted through, our operating partnership. As the sole general partner of our operating partnership, we generally will have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully below in “Description of the Partnership Agreement of Postal Realty LP.” In the future, we may issue additional OP units or preferred units of limited partnership interest in our operating partnership, or preferred OP units, from time to time in connection with property acquisitions, compensation or otherwise.

NPM and our TRS

We believe NPM is the largest manager of post office properties leased to the USPS. Upon completion of this offering and the related formation transactions, we will acquire NPM and its postal property management business and will contribute NPM’s third party management business to our TRS. Upon completion of the formation transactions, we will own and manage our 265 initial properties previously managed by NPM, and our wholly-owned TRS, Postal Realty Management, Inc., or PRM, will continue to conduct the third party management business previously conducted by NPM. PRM and any other TRS we may form will be subject to federal, state and local corporate income taxes. Initially, following completion of this offering, PRM expects to manage 398 postal properties currently owned by members of Mr. Spodek’s family and their partners and managed by NPM. PRM may also provide any noncustomary services to our tenant that we cannot provide consistent with our REIT qualification.

Formation Transactions

The properties and businesses that will be owned by us through our operating partnership upon completion of this offering and the related formation transactions currently are owned directly or indirectly by Mr. Spodek and by certain of his family members, and their partners, either in their capacities as individuals or through partnerships, limited liability companies and corporations.

Mr. Spodek, directly or indirectly, owns substantially all of the equity interests in entities that own 186 properties that we will acquire in the formation transactions. Of these 186 properties, 140 are held indirectly through a series of holding companies, which we refer to collectively as “UPH.” Mr. Spodek acquired UPH in 2013 from an unaffiliated seller. The remaining 46 properties are owned by Mr. Spodek through 12 limited liability companies and one limited partnership, which we refer to collectively as the “Spodek LLCs.” Additionally, Mr. Spodek owns 100% of the outstanding stock of NPM.

In addition to the Predecessor Properties, as part of the formation transactions we will acquire a 100% interest in 79 additional properties from (i) joint ventures between either Mr. Spodek or his family members and their joint venture partners and (ii) from individuals or entities that hold certain of the properties through tenancy in common. We refer to such joint ventures and tenancies in common as the “JV Sellers” and we refer to the 79 properties that we will acquire from the JV Sellers as the “Acquisition Properties.”

The following formation transactions will occur substantially concurrently with the completion of this offering.

●	We will sell shares of our common stock in this offering (and an additional shares if the underwriters exercise their overallotment option in full), and we will contribute the net proceeds from this offering to our operating partnership in exchange for OP units (and an additional OP units if the underwriters exercise their overallotment option in full).

●	Pursuant to the merger and contribution agreements, we and our operating partnership will acquire all of the outstanding equity interests of UPH, the Spodek LLCs and NPM from Mr. Spodek and his affiliates in exchange for shares of our common stock, OP units and $ in cash.

●	Pursuant to purchase and sale agreements, our operating partnership will acquire the 79 Acquisition Properties from the JV Sellers for $ in cash using a portion of the net proceeds of this offering. See “Use of Proceeds.”

●	The consideration to be paid to Mr. Spodek and his affiliates and to the JV Sellers in the formation transactions was not based on arms-length negotiations and no appraisal of the Predecessor Properties, the Acquisition Properties or any other assets we will acquire in the formation transactions was obtained. See “Structure and Formation of Our Company—Our Structure—Determination of Consideration Payable in the Formation Transactions.”

●	The numbers and values of OP units set forth herein assume a value per OP unit equal to the price to the public per share of our common stock in this offering based upon the midpoint of the price range set forth on the front cover of this prospectus.

●	We will enter into tax protection agreements with Mr. Spodek and his affiliates, who will become limited partners of our operating partnership, pursuant to which we will agree to indemnify them against certain potential adverse tax consequences to them, which may affect the way in which we conduct our business in the future, including with respect to when and under what circumstances we sell certain properties or interests therein or repay debt during the tax protection period. See “Structure and Formation of Our Company—Tax Protection Agreements.”

●	The current management team of NPM will become our senior management team, and approximately 14 current employees of NPM will become our employees.

●	Our operating partnership intends to use a portion of the net proceeds of this offering to repay approximately $ million of outstanding indebtedness that we will assume pursuant to the formation transactions.

●	We will enter into employment agreements with Messrs. Spodek and Garber that will provide for salary, bonus, equity awards and other benefits, including severance benefits in the event of a termination of employment in certain circumstances (see “Executive Compensation—Employment Agreements.”).

●	As a result of the formation transactions, we will own 100% of the interests in the Predecessor Properties and the Acquisition Properties, which will constitute our initial portfolio, PRM will conduct our third party postal property management business.

Tax Protection Agreements

Under the Code, taxable gain recognized upon a sale of an asset contributed to a partnership must be allocated to the contributing partner, or original contributor, in a manner that takes into account the variation between the tax basis and the fair market value of the asset at the time of the contribution. This requirement may result in a significant allocation of taxable gain to the original contributor without an increased cash distribution. In addition, when a partner contributes an asset subject to a liability to a partnership, any reduction in the partner’s share of partnership liabilities that exceeds the partner’s adjusted tax basis in the partnership would result in taxable gain to the partner.

Our operating partnership will enter into tax protection agreements with certain of the original contributors who receive OP units in the formation transactions, including Messrs. Spodek and his affiliates. See “Certain Relationships and Related Transactions—Tax Protection Agreements.” These agreements are intended to protect these original contributors against the tax consequences described above. If we dispose of any interest in the protected properties in a taxable transaction within                        years of the closing of this offering, then we will indemnify those contributors for their tax liabilities attributable to the built-in gain that exists with respect to such properties as of the time of this offering and the tax liabilities incurred as a result of such tax protection payment. Pursuant to the tax protection agreements, it is anticipated that the total amount of protected built in gain on the protected properties will be approximately $                   million. Of that amount, it is anticipated that Messrs. Spodek and                    and their affiliates will be protected against approximately $                  million of built in gain on the protected properties and certain of our other officers will be protected against approximately $                million of built in gain on the protected properties. With respect to each of the protected properties, the tax indemnities described above will not apply to a disposition of a protected property if such disposition constitutes a “like-kind exchange” under section 1031 of the Code, an involuntary conversion under section 1033 of the Code, or another transaction (including, but not limited to, (i) a contribution of property that qualifies for the non-recognition of gain under sections 721 or 351 of the Code or (ii) a merger or consolidation of our operating partnership with or into another entity that qualifies for taxation as a partnership for federal income tax purposes) if such transaction does not result in the recognition of taxable income or gain to a contributor with respect to its OP units. In the case of the exception discussed in the preceding sentence, the tax protection then would apply to the replacement property (or the partnership interest) received in the transaction, to the extent that the sale or other disposition of that replacement asset would result in the recognition of any of the built-in gain that existed for that property at the time of our formation transactions.

In addition, the tax protection agreements will provide that the operating partnership will offer certain of the original contributors, including Messrs. Spodek and               and their respective affiliates and certain of our other officers, the opportunity to guarantee debt, or, alternatively, to enter into a deficit restoration obligation, for                  years from the closing of this offering in a manner intended to provide an allocation of operating partnership liabilities to the partner for federal income tax purposes. We are currently evaluating, and have not yet determined, whether such limited partners will have a need to guarantee debt immediately upon the completion of the formation transactions and the closing of this offering. In addition to any guarantee opportunities provided immediately upon the completion of the formation transactions and this offering, this opportunity will also be offered upon certain future repayments, retirements, refinancings or other reductions (other than scheduled amortization) of the currently outstanding liabilities of the entities that held those properties prior to the formation transactions during the                      years following the closing of this offering. If we fail to make such opportunities available, we will be required to deliver to each such contributor a cash payment intended to approximate the contributor’s tax liability resulting from our failure to make such opportunities available to that contributor and the tax liabilities incurred as a result of such tax protection payment.

Any original contributor that guarantees debt of the operating partnership pursuant to the tax protection agreements will be responsible, under certain circumstances, for the repayment of the guaranteed amount to the lender in the event that the lender would otherwise recognize a loss on the loan, such as, for example, if property securing the loan was foreclosed and the value was not sufficient to repay a certain amount of the debt. Likewise, a contributor that enters into a deficit restoration obligation will be required to pay the operating partnership an amount of cash equal to all or part of its deficit book capital account upon the liquidation of the operating partnership. If the operating partnership fails to offer these original contributors the opportunity to guarantee such debt or to enter into a deficit restoration obligation, the operating partnership will be required to deliver to each original contributor who was not offered the opportunity to guarantee debt or enter into a deficit restoration obligation a cash payment intended to approximately compensate for the tax liability resulting from the operating partnership’s failure to make this opportunity available and tax liabilities increased as a result of such payment.

The tax protection agreements are expected to benefit certain of the holders of our OP units by assisting them in continuing to defer federal income taxes in connection with the formation transactions and thereafter.

Benefits of the Formation Transactions to Related Parties

In connection with this offering and the formation transactions, Mr. Spodek will receive material benefits described in “Certain Relationships and Related Transactions,” including those described below. All amounts are based on a value per share of our common stock equal to the midpoint of the price range set forth on the front cover of this prospectus.

●	Pursuant to the formation transactions, Mr. Spodek, our chief executive officer and a director, and his affiliates will receive OP units and shares of our common stock having an aggregate value of approximately $ and approximately $ in cash. As a result, Mr. Spodek and his affiliates will own approximately % of the combined shares of our common stock and OP units upon completion of this offering and the formation transactions, or approximately % if the underwriters’ overallotment option is exercised in full.

●	Our operating partnership will enter into a tax protection agreement with Mr. Spodek and his affiliates, pursuant to which our operating partnership will agree to indemnify them against certain adverse tax consequences (including as a result of receiving a tax protection payment) in connection with: (i) our sale of protected properties in our initial portfolio in a taxable transaction until the anniversary of the completion of the formation transactions; and (ii) our operating partnership’s failure to maintain certain debt levels and/or provide Mr. Spodek and his affiliates the opportunity to guarantee certain debt of our operating partnership until the anniversary of the completion of the formation transactions. Pursuant to the tax protection agreements, it is anticipated that the total amount of protected built in gain on the protected properties will be approximately $ million. See “Structure and Formation of Our Company—Tax Protection Agreements” and “Structure and Formation of Our Company—Benefits of the Formation Transactions to Related Parties.”

●	Pursuant to the terms of the partnership agreement of our operating partnership, we will agree to file, following the date on which we become eligible to file a registration statement on Form S-3 under the Securities Act, one or more registration statements registering the issuance and resale of the common stock issuable upon redemption of the OP units issued in the formation transactions to Mr. Spodek and his affiliates. We will agree to pay all of the expenses relating to such registration statement. See “Shares Eligible for Future Sale—Registration Rights.”

●	We intend to enter into indemnification agreements with our directors and executive officers effective upon the completion of this offering, providing for procedures for indemnification by us to the fullest extent permitted by law and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors or in certain other capacities.

Our Structure

The following diagram depicts our expected ownership structure upon completion of this offering and the related formation transactions. Our operating partnership will own the properties in our portfolio directly and indirectly through subsidiaries.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock in this offering will be negotiated between the representatives of the underwriters and us. In determining the initial public offering price of our common stock, the representatives of the underwriters will consider, among other things, the history and prospects for the industry in which we compete, our results of operations, the ability of our management, our business potential and earnings prospects, our estimated net income, our estimated funds from operations, our estimated cash available for distribution, our anticipated dividend yield, our growth prospects, the prevailing securities markets at the time of this offering, the recent market prices of, and the demand for, publicly traded shares of companies considered by us and the underwriters to be comparable to us and the current state of the commercial real estate industry and the economy as a whole. The initial public offering price does not necessarily bear any relationship to the book value of the properties and assets to be acquired in the formation transactions, our financial condition or any other established criteria of value and may not be indicative of the market price for our common stock after this offering.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF POSTAL REALTY LP

The following summarizes the material terms of the agreement of limited partnership of our operating partnership, a copy of which is an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Management

We are the sole general partner of our operating partnership, a Delaware limited partnership. We will conduct substantially all of our operations and make substantially all of our investments through our operating partnership. Pursuant to the partnership agreement, we, as the general partner, will have full, complete and exclusive responsibility and discretion in the management and control of our operating partnership, including the ability to cause our operating partnership to enter into certain major transactions including acquisitions, dispositions, refinancings and selection of lessees, to make distributions to partners and to cause changes in our operating partnership’s business activities.

Transferability of Interests

Holders of OP units may not transfer their units without our consent, as general partner of the operating partnership. We may not engage in any merger, consolidation or other combination, or sale of all or substantially all of our assets in a transaction that results in a change in control of our company unless:

●	we receive the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by our company or our subsidiaries);

●	as a result of such transaction, all limited partners (other than our company or our subsidiaries) will receive, or have the right to receive, for each OP unit an amount of cash, securities or other property equal or substantially equivalent in value to the product of the conversion factor and the greatest amount of cash, securities or other property paid in the transaction to a holder of one of our shares of common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding common stock, each holder of OP units (other than those held by our company or our subsidiaries) shall be given the option to exchange its OP units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or

●	we are the surviving entity in the transaction and either (A) our stockholders do not receive cash, securities or other property in the transaction or (B) all limited partners (other than our company or our subsidiaries) receive for each OP unit an amount of cash, securities or other property equal or substantially equivalent in value to the product of the conversion factor and the greatest amount of cash, securities or other property received in the transaction by a holder of one of our shares of common stock.

We also may merge with or into or consolidate with another entity if immediately after such merger or consolidation (i) substantially all of the assets of the successor or surviving entity, other than OP units held by us, are contributed, directly or indirectly, to the partnership as a capital contribution in exchange for OP units with a fair market value equal to the value of the assets so contributed as determined by the survivor in good faith and (ii) the survivor expressly agrees to assume all of our obligations under the partnership agreement, including those of the general partner, and the partnership agreement shall be amended after any such merger or consolidation so as to arrive at a new method of calculating the amounts payable upon exercise of the redemption right that approximates the existing method for such calculation as closely as reasonably possible.

We also may cause the general partner to (i) transfer all or any portion of its general partnership interest to (A) a wholly-owned subsidiary or (B) a parent company, and following such transfer may withdraw as the general partner, and (ii) engage in a transaction required by law or by the rules of any national securities exchange or OTC interdealer quotation system on which our common stock is listed.

We, through a wholly-owned subsidiary serving as the general partner, without the consent of the limited partners, may (i) merge or consolidate our operating partnership with or into any other domestic or foreign partnership, limited partnership, limited liability company or corporation or (ii) sell all or substantially all of the assets of our operating partnership in a transaction pursuant to which the limited partners (other than us or any of our subsidiaries) receive consideration as set forth above.

Capital Contributions

We will contribute, directly, to our operating partnership substantially all of the net proceeds of this offering as a capital contribution in exchange for OP units. Upon completion of the formation transactions and this offering and the contribution of the net proceeds of this offering to our operating partnership, we will own an approximate              % (                   % if the underwriters exercise their overallotment option in full) partnership interest in our operating partnership. The partnership agreement provides that if our operating partnership requires additional funds at any time in excess of funds available to our operating partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to our operating partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the partnership agreement, we are obligated to contribute the net proceeds of any future offering of common or preferred equity securities as additional capital to our operating partnership. If we contribute additional capital to our operating partnership, we will receive additional OP units or preferred OP units, as applicable, and our percentage interest of OP units or preferred OP units will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of our operating partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us. In addition, if we contribute additional capital to our operating partnership, the general partner will revalue the property of our operating partnership to its fair market value (as determined by the general partner) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement if there were a taxable disposition of such property for its fair market value (as determined by the general partner) on the date of the revaluation. Our operating partnership may issue preferred partnership interests, in connection with acquisitions of property or otherwise, which could have priority over common partnership interests with respect to distributions from our operating partnership, including the partnership interests we own as the general partner.

Redemption Rights

Pursuant to the partnership agreement, limited partners, other than us, will receive redemption rights, which will enable them to cause our operating partnership to redeem their OP units in exchange for cash or, at our operating partnership’s option, for shares of our common stock on a one-for-one basis, commencing one year from the date of issuance of such units. Redemptions will generally occur only on the first day of each calendar quarter. Limited partners must submit an irrevocable notice to our operating partnership of the intention to be redeemed no less than 60 days prior to the redemption date, and each limited partner must submit for redemption at least 1,000 OP units or, if such limited partner holds less than 1,000 OP units, all the OP units owned by such limited partner. The number of shares of common stock issuable upon redemption of OP units held by limited partners may be adjusted upon the occurrence of certain events such as share dividends, share subdivisions or combinations. We expect to fund any cash redemptions out of available cash or borrowings. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption rights if the delivery of common stock to the redeeming limited partner would:

●	result in any person owning, directly or indirectly, shares of common stock in excess of the stock ownership limit in our charter;

●	result in our being owned by fewer than 100 persons (determined without reference to any rules of attribution);

●	result in our being “closely held” within the meaning of Section 856(h) of the Code;

●	cause us to own, actually or constructively, 10% or more of the ownership interests in a tenant (other than a TRS) of ours, our operating partnership’s or a subsidiary partnership’s real property, within the meaning of Section 856(d)(2)(B) of the Code;

●	cause us to fail to qualify as a REIT under the Code; or

●	cause the acquisition of common stock by such redeeming limited partner to be “integrated” with any other distribution of common stock or OP units for purposes of complying with the registration provisions of the Securities Act.

The general partner may, in its sole and absolute discretion, waive any of these restrictions.

The partnership agreement requires that our operating partnership be operated in a manner that enables us to satisfy the requirements for being classified as a REIT, to avoid any federal income or excise tax liability imposed by the Code (other than any federal income tax liability associated with our retained capital gains) and to ensure that the partnership will not be classified as a “publicly traded partnership” taxable as a corporation under Section 7704 of the Code.

Partnership Expenses

In addition to the administrative and operating costs and expenses incurred by our operating partnership, our operating partnership generally will pay all of our administrative costs and expenses, including:

●	all expenses relating to our continuity of existence and our subsidiaries’ operations;

●	all expenses relating to offerings and registration of securities;

●	all expenses associated with any repurchase by us of any securities;

●	all expenses associated with the preparation and filing of any of our periodic or other reports and communications under federal, state or local laws or regulations;

●	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body;

●	all administrative costs and expenses, including salaries and other payments to directors, officers or employees;

●	all expenses associated with any 401(k) plan, incentive plan, bonus plan or other plan providing compensation to our employees;

●	all expenses incurred by us relating to any issuance or redemption of OP units; and

●	all of our other operating or administrative costs incurred in the ordinary course of business on behalf of our operating partnership.

These expenses, however, do not include any of our administrative and operating costs and expenses incurred that are attributable to properties that, in the future, may be owned by us directly rather than by our operating partnership or its subsidiaries.

General Partner Duties

Our directors and officers have duties under applicable Maryland law to oversee our management in a manner consistent with our best interests. At the same time, we, as the general partner of our operating partnership, have fiduciary duties under applicable Delaware law to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties, as general partner to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to us. The partnership agreement provides that in the event of a conflict between the interests of our stockholders, on the one hand, and the limited partners of the operating partnership, on the other hand, as general partner we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that so long as we own a controlling interest in the operating partnership, any such conflict that we, in our sole and absolute discretion, determine cannot be resolved in a manner not adverse to either our stockholders or the limited partners shall be resolved in favor of our stockholders and we shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions.

Distributions

The partnership agreement provides that our operating partnership will distribute cash from operations (including net sale or refinancing proceeds, but excluding net proceeds from the sale of our operating partnership’s property in connection with the liquidation of our operating partnership) at such time and in such amounts as determined by the general partner in its sole discretion, to us and the other limited partners in accordance with their respective percentage interests in our operating partnership.

Upon liquidation of our operating partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans, any remaining assets of the partnership will be distributed to us and the other limited partners with positive capital accounts in accordance with their respective positive capital account balances.

LTIP Units

LTIP units are a class of operating partnership units and, if issued, will receive the same quarterly per-unit profit distributions as the outstanding OP units. We have no current plan to issue any LTIP units. LTIP units, if issued, will not have full parity with other outstanding OP units with respect to liquidating distributions. Generally, under the terms of the LTIP units, if issued, our operating partnership will revalue its assets upon the occurrence of certain specified events, and any increase in valuation from the last revaluation of our operating partnership assets until such event will be allocated first to the LTIP unit holders to equalize the capital accounts of such holders with the capital account of the general partner on a per-OP unit basis. Upon equalization of the capital accounts of the LTIP unit holders with the capital account of the general partner on a per-OP unit basis, the LTIP units will achieve full parity with our other OP units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP units may be converted into an equal number of OP units at any time, and thereafter enjoy all the rights of such units, including redemption rights. However, there are circumstances under which such parity would not be reached. Until and unless such parity is reached, the value for a given number of vested LTIP units will be less than the value of an equal number of shares of our common stock.

Allocations

Profits and losses of the partnership (including depreciation and amortization deductions) for each fiscal year generally will be allocated to us and the other limited partners in accordance with the preferences among classes and the respective percentage interests in the partnership. All of the foregoing allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and Treasury regulations promulgated thereunder. To the extent Treasury regulations promulgated pursuant to Section 704(c) of the Code permit, the general partner shall have the authority to elect the method to be used by our operating partnership for allocating items with respect to (i) the difference between our Predecessor’s adjusted tax basis in our portfolio and the proceeds of this offering that we will contribute to our operating partnership in exchange for OP units and (ii) contributed property acquired for OP units for which fair market value differs from the adjusted tax basis at the time of contribution. Any such election shall be binding on all partners. Upon the occurrence of certain specified events, our operating partnership will revalue its assets and any net increase in valuation will be allocated first to the LTIP units to equalize the capital accounts of such holders with the capital accounts of the holders of the other outstanding units in our operating partnership.

Registration Rights

We have granted those persons with a direct or indirect interest in the property entities who will receive OP units in the formation transactions certain registration rights with respect to the shares of our common stock that may be issued to them in connection with the exercise of the redemption rights under the partnership agreement.

Following the date on which we become eligible to use a registration statement on Form S-3 for the registration of securities and subject to certain further conditions as set forth in our operating partnership’s partnership agreement, we will be obligated to file a shelf registration statement covering the issuance and resale of common stock received by limited partners upon redemption of their OP units. In furtherance of such registration rights, we have also agreed as follows:

●	to use our commercially reasonable efforts to have the registration statement declared effective;

●	to furnish to limited partners redeeming their OP units for our shares of common stock prospectuses, supplements, amendments, and such other documents reasonably requested by them;

●	to register or qualify such shares under the securities or blue sky laws of such jurisdictions within the United States as required by law;

●	to list shares of our common stock issued pursuant to the exercise of redemption rights on any securities exchange or national market system upon which our shares of common stock are then listed; and

●	to indemnify limited partners exercising redemption rights against all losses caused by any untrue statement of a material fact contained in the registration statement, preliminary prospectus or prospectus or caused by any omission to state a material fact required to be stated or necessary to make the statements therein not misleading, except insofar as such losses are caused by any untrue statement or omission based upon information furnished to us by such limited partners.

Notwithstanding the foregoing, we are not required to file more than two registration statements in any 12-month period and, as a condition to our obligations with respect to the registration rights of limited partners, each limited partner will agree:

●	that no limited partner will offer or sell shares of our common stock that are issued upon redemption of their OP units until such shares have been included in an effective registration statement;

●	that, if we determine in good faith that registration of shares for resale would require the disclosure of important information that we have a business purpose for preserving as confidential, the registration rights of each limited partner will be suspended until we notify such limited partners that suspension of their registration rights is no longer necessary (so long as we do not suspend their rights for more than 180 days in any 12-month period);

●	that if we propose an underwritten public offering, each limited partner will agree not to effect any offer, sale or distribution of our shares during the period commencing on the tenth day prior to the expected effective date of a registration statement filed with respect to the public offering or commencement date of a proposed offering and ending on the date specified by the managing underwriter for such offering; and

●	to indemnify us and each of our officers, directors and controlling persons against all losses caused by any untrue statement or omission contained in (or omitted from) any registration statement based upon information furnished to us by such limited partner.

Subject to certain exceptions, our operating partnership will pay all expenses in connection with the exercise of registration rights under our operating partnership’s partnership agreement.

Amendments of the Partnership Agreement

The general partner, without the consent of the limited partners, may amend the partnership agreement in any respect; provided that the following amendments require the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by us or our subsidiaries):

●	any amendment affecting the operation of the conversion factor (for holders of LTIP units) or the redemption right (except as otherwise provided in the partnership agreement) in a manner that adversely affects the limited partners in any material respect;

●	any amendment that would adversely affect the rights of the limited partners to receive the distributions payable to them under the partnership agreement, other than with respect to the issuance of additional OP units pursuant to the partnership agreement;

●	any amendment that would alter our operating partnership’s allocations of profit and loss to the limited partners, other than with respect to the issuance of additional OP units pursuant to the partnership agreement; or

●	any amendment that would impose on the limited partners any obligation to make additional capital contributions to our operating partnership.

Indemnification and Limitation of Liability

The limited partners of our operating partnership expressly acknowledge that the general partner of our operating partnership is acting for the benefit of our operating partnership, the limited partners (including us) and our stockholders collectively and that we are under no obligation to consider the separate interests of the limited partners (including, without limitation, the tax consequences to some or all of the limited partners) in deciding whether to cause our operating partnership to take, or decline to take, any actions. The partnership agreement provides that in the event of a conflict between the interests of our stockholders on the one hand, and the limited partners of our operating partnership on the other hand, the general partner will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners, provided however, that so long as we own a controlling interest in our operating partnership, any such conflict that the general partner, in its sole and absolute discretion, determines cannot be resolved in a manner not adverse to either our stockholders or the limited partners will be resolved in favor of our stockholders, and neither the general partner nor our company will be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions.

To the extent permitted by applicable law, the partnership agreement will provide for the indemnification of the general partner, and our officers, directors, employees, agents and any other persons we may designate from and against any and all claims arising from operations of our operating partnership in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established by a court of competent jurisdiction that:

●	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

●	the indemnitee actually received an improper personal benefit in money, property or services; or

●	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Similarly, the general partner of our operating partnership, and our officers, directors, agents or employees, will not be liable for monetary damages to our operating partnership or the limited partners for losses sustained or liabilities incurred as a result of errors in judgment or mistakes of fact or law or of any act or omission so long as any such party acted in good faith.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Term

Our operating partnership will continue indefinitely or until sooner dissolved upon:

●	the bankruptcy, dissolution, removal or withdrawal of the general partner (unless the limited partners elect to continue the partnership);

●	the passage of 90 days after the sale or other disposition of all or substantially all of the assets of the partnership;

●	the redemption of all OP units (other than those held by us, if any) unless we decide to continue the partnership by the admission of one or more limited partners; or

●	an election by us in our capacity as the general partner.

Tax Matters

Our partnership agreement will provide that the sole general partner of our operating partnership will be partnership representative of our operating partnership and, as such, will have authority to handle tax audits and to make tax elections under the Code on behalf of our operating partnership.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of the completion of this offering, certain information regarding the beneficial ownership of shares of our common stock and shares of common stock issuable upon redemption of OP units immediately following the completion of this offering and the formation transactions for (1) each person who is expected to be the beneficial owner of 5% or more of our outstanding common stock immediately following the completion of this offering, (2) each of our directors, director nominees and named executive officers, and (3) all of our directors, director nominees and executive officers as a group. This table assumes that the formation transactions and this offering are completed, and gives effect to the expected issuance of common stock and OP units in connection with this offering and the formation transactions (based on the midpoint of the price range set forth on the cover of this prospectus). Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the footnotes to the table. The extent to which a person will hold shares of common stock as opposed to OP units is set forth in the footnotes below.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options or other rights (as set forth above) held by that person that are exercisable as of the completion of this offering or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Unless otherwise indicated, the address of each named person is c/o Postal Realty Trust, Inc., 75 Columbia Avenue, Cedarhurst, NY 11516. No shares beneficially owned by any executive officer, director or director nominee have been pledged as security for a loan.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)	Number of Shares and Units Beneficially Owned	Percentage of All Shares	Percentage of All Shares and Units(2)
Andrew Spodek
Jeremy Garber
Patrick R. Donahoe

All executive officers, directors and director nominees as a group ( people)

* Less than 1.0%

(1)	Represents number of shares of common stock expected to be granted to the named individual pursuant to the equity incentive plan concurrently with the completion of this offering, based upon an assumed public offering price equal to the midpoint of the price range set forth on the cover page of this prospectus.

(2)	Assumes an aggregate of shares of common stock and an aggregate of OP units (other than OP units to be held by us) are outstanding immediately following this offering.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock and certain terms of our charter and bylaws as we expect they will be at the time of completion of this offering and the formation transactions. For a complete description, we refer you to the MGCL and to our charter and bylaws. For a more complete understanding of our capital stock, we encourage you to read carefully this entire prospectus, as well as our charter and bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

We are authorized to issue 600,000,000 shares of stock, consisting of 500,000,000 shares of common stock, $0.01 par value per share, or our common stock, and 100,000,000 shares of preferred stock, $0.01 par value per share, or our preferred stock. Our charter authorizes our board of directors, with the approval of a majority of the entire board of directors and without any action on the part of our stockholders, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. As of the date of this prospectus, we had 1,000 outstanding shares of common stock and no outstanding shares of preferred stock. Upon completion of this offering, the formation transactions and the grants of restricted stock described elsewhere in this prospectus,                     shares of our common stock will be issued and outstanding and no shares of our preferred stock will be issued and outstanding. Under Maryland law, stockholders generally are not liable for a corporation’s debts or obligations.

Common Stock

Subject to the preferential rights, if any, of holders of any other class or series of stock and to the provisions of our charter regarding restrictions on ownership and transfer of our stock, holders of our common stock:

●	have the right to receive ratably any distributions from funds legally available therefor, when, as and if authorized by our board of directors and declared by us; and

●	are entitled to share ratably in the assets of our company legally available for distribution to the holders of our common stock in the event of our liquidation, dissolution or winding up of our affairs.

There are generally no redemption, sinking fund, conversion, preemptive or appraisal rights with respect to our common stock.

Subject to the provisions of our charter regarding restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as may be provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of our directors, and directors will be elected by a plurality of the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Power to Reclassify and Issue Stock

Our board of directors may classify any unissued shares of preferred stock, and reclassify any unissued shares of common stock or any previously classified but unissued shares of preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to voting rights or distributions or upon liquidation, and authorize us to issue the newly classified shares. Prior to the issuance of shares of each class or series, our Board of Directors is required by the MGCL and our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which our stock may be then listed or quoted.

Power to Increase or Decrease Authorized Stock and Issue Additional Shares of Our Common Stock and Preferred Stock

Our charter authorizes our board of directors, with the approval of a majority of the entire board of directors, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. We believe that the power of our board of directors to increase or decrease the number of authorized shares of stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the additional shares of stock, will be available for future issuance without further action by our stockholders, unless such action is required by applicable law, the terms of any other class or series of stock or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Our board of directors could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for our stockholders or otherwise be in their best interests.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Because our board of directors believes it is at present essential for us to qualify as a REIT, among other purposes, our charter, subject to certain exceptions, will contain restrictions on the number of our shares of stock that a person may own. Our charter provides that, subject to certain exceptions, no person may beneficially or constructively own more than            % in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock, or the Ownership Limit.

Our charter will also prohibit any person from:

●	beneficially owning shares of our capital stock to the extent that such beneficial ownership would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year);

●	transferring shares of our capital stock to the extent that such transfer would result in our shares of capital stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code);

●	beneficially or constructively owning shares of our capital stock to the extent such beneficial or constructive ownership would cause us to constructively own ten percent or more of the ownership interests in a tenant (other than TRS) of our real property within the meaning of Section 856(d)(2)(B) of the Code; or

●	beneficially or constructively owning or transferring shares of our capital stock if such beneficial or constructive ownership or transfer would otherwise cause us to fail to qualify as a REIT under the Code.

Our board of directors, in its sole discretion, may prospectively or retroactively exempt a person from certain of the limits described in the paragraph above and may establish or increase an excepted holder percentage limit for that person. The person seeking an exemption must provide to our board of directors any representations, covenants and undertakings that our board of directors may deem appropriate in order to conclude that granting the exemption will not cause us to lose our status as a REIT. Our board of directors may not grant an exemption to any person if that exemption would result in our failing to qualify as a REIT. Our board of directors may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to our board of directors, in its sole discretion, in order to determine or ensure our status as a REIT.

Notwithstanding the receipt of any ruling or opinion, our board of directors may impose such guidelines or restrictions as it deems appropriate in connection with granting such exemption. In connection with granting a waiver of the ownership limit or creating an exempted holder limit or at any other time, our board of directors from time to time may increase or decrease the ownership limit, subject to certain exceptions.

Any attempted transfer of shares of our capital stock which, if effective, would violate any of the restrictions described above will result in the number of shares of our capital stock causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, except that any transfer that results in the violation of the restriction relating to shares of our capital stock being beneficially owned by fewer than 100 persons will be void ab initio. In either case, the proposed transferee will not acquire any rights in those shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Shares held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares held in the trust, will have no rights to dividends or other distributions and will have no rights to vote or other rights attributable to the shares held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person, designated by the trustee, whose ownership of the shares will not violate the above ownership and transfer limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price per share received by the trustee (net of any commission and other expenses of sale) from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends or other distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that our shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he or she was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer, which we may reduce by the amount of dividends and distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

If a transfer to a charitable trust, as described above, would be ineffective for any reason to prevent a violation of a restriction, the transfer that would have resulted in a violation will be void ab initio, and the proposed transferee shall acquire no rights in those shares.

Any certificate representing shares of our capital stock, and any notices delivered in lieu of certificates with respect to the issuance or transfer of uncertificated shares, will bear a legend referring to the restrictions described above.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of our capital stock that resulted in a transfer of shares to a charitable trust, is required to give written notice immediately to us, or in the case of a proposed or attempted transaction, to give at least 15 days’ prior written notice, and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Every owner of more than 5% (or any lower percentage as required by the Code or the regulations promulgated thereunder) in number or value of the outstanding shares of our capital stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his or her name and address, the number of shares of each class and series of shares of our capital stock that he or she beneficially owns and a description of the manner in which the shares are held. Each of these owners must provide us with additional information that we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder will upon demand be required to provide us with information that we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine our compliance.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

Although the following summary describes certain provisions of Maryland law and the material provisions of our charter and bylaws, it is not a complete description of our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, or of Maryland law. See “Where You Can Find More Information.”

Our Board of Directors

Our charter and bylaws provide that the number of directors of our company may be established, increased or decreased by our board of directors, but may not be less than the minimum number required under the MGCL, which is one, or, unless our bylaws are amended, more than fifteen. We have elected by a provision of our charter to be subject to a provision of Maryland law requiring that, subject to the rights of holders of one or more classes or series of preferred stock, any vacancy may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the full term of the directorship in which such vacancy occurred and until his or her successor is duly elected and qualifies.

Each member of our board of directors is elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Holders of shares of our common stock will have no right to cumulative voting in the election of directors, and directors will be elected by a plurality of the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock will be able to elect all of our directors.

Removal of Directors

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of holders of shares entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our Board of Directors to fill vacant directorships, may preclude stockholders from removing incumbent directors except for cause and by a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (i.e., any person (other than the corporation or any subsidiary) who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock, or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock) or an affiliate of an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination between the Maryland corporation and an interested stockholder generally must be recommended by the Board of Directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the Board of Directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The Board of Directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by it.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder became an interested stockholder. As permitted by the MGCL, our Board of Directors has adopted a resolution exempting any business combination between us and any other person from the provisions of this statute, provided that the business combination is first approved by our Board of Directors (including a majority of directors who are not affiliates or associates of such persons). However, our Board of Directors may repeal or modify this resolution at any time in the future, in which case the applicable provisions of this statute will become applicable to business combinations between us and interested stockholders.

Control Share Acquisitions

The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to those shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors, excluding votes cast by (1) the person who makes or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-tenth or more but less than one-third, (2) one-third or more but less than a majority or (3) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to, among other things, (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of shares of our stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future by our Board of Directors.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors, without stockholder approval, and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL which provide, respectively, that:

●	the corporation’s board of directors will be divided into three classes;

●	the affirmative vote of two-thirds of the votes cast in the election of directors generally is required to remove a director;

●	the number of directors may be fixed only by vote of the directors;

●	a vacancy on its board of directors be filled only by the remaining directors and that directors elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred; and

●	the request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting is required for

●	to require the calling of a special meeting of stockholders.

We have elected by a provision in our charter to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our Board of Directors. In addition, without our having elected to be subject to Subtitle 8, our charter and bylaws already (1) require the affirmative vote of holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors to remove a director from our Board of Directors, (2) vest in our Board of Directors the exclusive power to fix the number of directors and (3) require, unless called by our chairman, our president and chief executive officer or our Board of Directors, the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting to call a special meeting. Our Board of Directors is not currently classified. In the future, our Board of Directors may elect, without stockholder approval, to classify our Board of Directors or elect to be subject to any of the other provisions of Subtitle 8.

Meetings of Stockholders

Pursuant to our bylaws, an annual meeting of our stockholders for the purpose of the election of directors and the transaction of any business will be held on a date and at the time and place set by our Board of Directors. Each of our directors is elected by our stockholders to serve until the next annual meeting and until his or her successor is duly elected and qualifies under Maryland law. In addition, our chairman, our president and chief executive officer or our Board of Directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders to act on any matter that may properly be considered by our stockholders will also be called by our secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting on such matter, accompanied by the information required by our bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary may prepare and mail the notice of the special meeting.

Amendments to Our Charter and Bylaws

Under the MGCL, a Maryland corporation generally cannot amend its charter unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Except for certain amendments related to the removal of directors and the restrictions on ownership and transfer of our stock and the vote required to amend those provisions (which must be declared advisable by our Board of Directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter), our charter generally may be amended only if the amendment is declared advisable by our Board of Directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Our Board of Directors, with the approval of a majority of the entire board, and without any action by our stockholders, may also amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series we are authorized to issue.

Our Board of Directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Extraordinary Transactions

Under the MGCL, a Maryland corporation generally cannot dissolve, merge, sell all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. As permitted by the MGCL, our charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Many of our operating assets will be held by our subsidiaries, and these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Appraisal Rights

Our charter provides that our stockholders generally will not be entitled to exercise statutory appraisal rights.

Dissolution

Our dissolution must be declared advisable by a majority of our entire Board of Directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our Board of Directors and the proposal of other business to be considered by our stockholders at an annual meeting of stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our Board of Directors or (3) by a stockholder who was a stockholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of the individual so nominated or such other business and who has complied with the advance notice procedures set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee or business proposal, as applicable.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our Board of Directors may be made at a special meeting of stockholders at which directors are to be elected only (1) by or at the direction of our Board of Directors or (2) provided that the special meeting has been properly called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of each individual so nominated and who has complied with the advance notice provisions set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee.

Anti-Takeover Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws

Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders, including:

●	supermajority vote and cause requirements for removal of directors;

●	requirement that stockholders holding at least a majority of our outstanding common stock must act together to make a written request before our stockholders can require us to call a special meeting of stockholders;

●	provisions that vacancies on our Board of Directors may be filled only by the remaining directors for the full term of the directorship in which the vacancy occurred;

●	the power of our Board of Directors, without stockholder approval, to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock;

●	the power of our Board of Directors to cause us to issue additional shares of stock of any class or series and to fix the terms of one or more classes or series of stock without stockholder approval;

●	the restrictions on ownership and transfer of our stock; and

●	advance notice requirements for director nominations and stockholder proposals.

Likewise, if the resolution opting out of the business combination provisions of the MGCL was repealed, or the business combination is not approved by our board of directors, or the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

Our charter and bylaws provide for indemnification of our officers and directors against liabilities to the maximum extent permitted by the MGCL, as amended from time to time.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

●	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

●	the director or officer actually received an improper personal benefit in money, property or services; or

●	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon its receipt of:

●	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

●	a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of such a proceeding to:

●	any present or former director or officer of our company who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity; or

●	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served our Predecessor in any of the capacities described above and to any employee or agent of our company or our Predecessor.

We will enter into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering, we will have outstanding shares of our common stock (                       shares if the underwriters’ overallotment option is exercised in full). In addition, upon completion of this offering,              shares of our common stock will be reserved for future issuance upon redemption of OP units and                  shares of our common stock will be available for future issuance under the equity incentive plan.

Of these shares, the                   shares sold in this offering                    shares if the underwriters’ overallotment option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares purchased in this offering by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. The remaining shares of common stock issued to our officers, directors and affiliates pursuant to the equity incentive plan and the shares of our common stock issuable to officers, directors and affiliates upon redemption of OP units will be “restricted shares” as defined in Rule 144.

Prior to this offering, there has been no public market for our common stock. Trading of our common stock on the NYSE is expected to commence immediately following the completion of this offering. No assurance can be given as to (1) the likelihood that an active market for our shares of common stock will develop, (2) the liquidity of any such market, (3) the ability of the stockholders to sell the shares or (4) the prices that stockholders may obtain for any of the shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon the redemption of OP units), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See “Risk Factors—Risks Related to this Offering.”

For a description of certain restrictions on transfers of our shares of common stock held by certain of our stockholders, see “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Rule 144

After giving effect to this offering, shares of our outstanding                     shares of common stock will be “restricted” securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

An affiliate of ours who has beneficially owned shares of our common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

●	1.0% of the shares of our common stock then outstanding, which will equal approximately shares immediately after this offering ( shares if the underwriters exercise their overallotment option in full); or

●	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Redemption/Exchange Rights

In connection with the formation transactions, our operating partnership will issue an aggregate of                 OP units to prior investors in the entities that own the properties in our portfolio. Beginning on or after the first anniversary of the completion of the formation transactions, limited partners of our operating partnership and certain qualifying assignees of the limited partners will have the right to require our operating partnership to redeem part or all of their OP units for cash, or, at our election, for shares of our common stock, subject to the restrictions on ownership and transfer of our stock set forth in our charter and described under the section titled “Description of Capital Stock—Restrictions on Ownership and Transfer.” See “Description of the Partnership Agreement of Postal Realty LP.”

Registration Rights

Pursuant to the terms of the partnership agreement of our operating partnership, we will agree to file, following the date on which we become eligible to file a registration statement on Form S-3 under the Securities Act of 1933, as amended, one or more registration statements registering the issuance and resale of the common stock issuable upon redemption of the OP units issued in connection with the formation transactions, including those issued to our officers, directors and their affiliates. We will agree to pay all of the expenses relating to such registration statements.

Equity Incentive Plan

We intend to adopt our equity incentive plan immediately prior to the completion of this offering. The plan will provide for the grant of various types of incentive awards to directors, officers, employees and consultants of our company and our subsidiaries and affiliates, including our operating partnership. An aggregate of                         shares of our common stock are authorized for issuance under the equity incentive plan, of which                        shares (based on the midpoint of the price range set forth on the cover of this prospectus) will be granted to our directors and certain non-executive employees upon completion of this offering and will be subject to the lock-up agreements discussed below. After giving effect to grants of restricted common stock concurrently with the completion of this offering, we expect that an aggregate of                       shares of our common stock will be available for future issuance under our equity incentive plan.

We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of common stock issuable under our equity incentive plan. Shares of our common stock covered by this registration statement, including any shares of our common stock issuable upon the exercise of options or restricted shares of common stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Employee Stock Purchase Plan

We will adopt the Postal Realty Trust, Inc. 2018 Non-Qualified Employee Stock Purchase Plan, or the ESPP, that will allow employees our employees whose principal duties include the management and operation of our business to purchase shares of our common stock at a discount. A total of             shares of common stock will be reserved for sale and authorized for issuance under the ESPP.

Lock-up Agreements

In addition to the limits placed on the sale of our common stock by operation of Rule 144 and other provisions of the Securities Act, our directors, executive officers, director nominees and their affiliates have agreed with the underwriters of this offering, subject to certain exceptions, not to sell or otherwise transfer or encumber, or enter into any transaction that transfers, in whole or in part, directly or indirectly, any shares of common stock or securities convertible into, exchangeable for or exercisable for shares of common stock (including OP units) owned by them at the completion of this offering or thereafter acquired by them for a period of 180 days (subject to extension in certain circumstances) after the date of this prospectus, without the prior written consent of Janney Montgomery Scott LLC.

However, in addition to certain other exceptions, each of our directors, director nominees, executive officers and their respective affiliates may transfer or dispose of his or her shares during the lock-up period in the case of gifts or for estate planning purposes, provided that each transferee agrees to a similar lock-up agreement for the remainder of the lock-up period (including any extension period), the transfer does not involve a disposition for value, no report is required to be filed by the transferor under the Exchange Act as a result of the transfer and the transferor does not voluntarily effect any public filing or report regarding such transfer. See “Underwriting—No Sales of Similar Securities.”

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material federal income tax considerations that you, as a stockholder, may consider relevant. Hunton Andrews Kurth LLP has acted as our counsel, has reviewed this summary, and is of the opinion that the discussion contained herein is accurate in all material respects. Because this section is a summary, it does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as:

●	insurance companies;

●	tax-exempt organizations (except to the limited extent discussed in “—Taxation of Tax-Exempt Stockholders” below);

●	financial institutions or broker-dealers;

●	non-U.S. individuals and foreign corporations (except to the limited extent discussed in “—Taxation of Non-U.S. Stockholders” below);

●	U.S. expatriates;

●	persons who mark-to-market our stock;

●	subchapter S corporations;

●	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar;

●	regulated investment companies and REITs;

●	trusts and estates;

●	holders who receive our stock through the exercise of employee stock options or otherwise as compensation;

●	persons holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

●	persons subject to the alternative minimum tax provisions of the Code; and

●	persons holding our stock through a partnership or similar pass-through entity.

This summary assumes that stockholders hold our stock as capital assets for federal income tax purposes, which generally means property held for investment.

The statements in this section are not intended to be, and should not be construed as, tax advice. The statements in this section are based on the Code, current, temporary and proposed Treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS, and court decisions. The reference to IRS interpretations and practices includes the IRS practices and policies endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this summary. Future legislation, Treasury regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law on which the information in this section is based. Any such change could apply retroactively. We have not received any rulings from the IRS concerning our qualification as a REIT. Accordingly, even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND SALE OF OUR STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of our Company

We have in effect an election to be taxed as a pass-through entity under subchapter S of the Code, but intend to revoke our S election prior to the closing of this offering. We intend to elect to be taxed as a REIT for federal income tax purposes commencing with our short taxable year ending December 31, 2019. We believe that, commencing with such short taxable year, we will be organized and will operate in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurances can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

In connection with this offering, Hunton Andrews Kurth LLP is rendering an opinion that, commencing with our short taxable year ending December 31, 2019, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operations will enable us to satisfy the requirements for qualification and taxation as a REIT under the Code for our short taxable year ending December 31, 2019 and subsequent taxable years. Investors should be aware that Hunton Andrews Kurth LLP’s opinion is based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, is not binding upon the IRS or any court, and speaks as of the date issued. In addition, Hunton Andrews Kurth LLP’s opinion will be based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT will depend upon our ability to meet on a continuing basis, through actual annual and quarterly operating results, certain qualification tests set forth in the federal income tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our capital stock ownership, and the percentage of our earnings that we distribute. Hunton Andrews Kurth LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. Hunton Andrews Kurth LLP’s opinion does not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which would require us to pay an excise or penalty tax (which could be material), in order for us to maintain our REIT qualification. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.”

If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

●	We will pay federal income tax on any taxable income, including undistributed net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

●	We will pay income tax at the highest corporate rate on:

●	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

●	other non-qualifying income from foreclosure property.

●	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

●	If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “—Gross Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:

●	the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by

●	a fraction intended to reflect our profitability.

●	If we fail to distribute during a calendar year at least the sum of (i) 85% of our REIT ordinary income for the year, (ii) 95% of our REIT capital gain net income for the year, and (iii) any undistributed taxable income required to be distributed from earlier periods, we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distribute.

●	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we made a timely designation of such gain to the stockholders) and would receive a credit or refund for its proportionate share of the tax we paid.

●	We will be subject to a 100% excise tax on transactions with any TRS that are not conducted on an arm’s-length basis.

●	If we fail any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or 10% value test, as described below under “—Asset Tests,” as long as the failure was due to reasonable cause and not to willful neglect, we file a description of each asset that caused such failure with the IRS, and we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or the highest federal income tax rate then applicable to U.S. corporations on the net income from the non-qualifying assets during the period in which we failed to satisfy the asset tests.

●	If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

●	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, including pursuant to the Formation Transactions, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the five-year period after we acquire the asset provided no election is made for the transaction to be taxable on a current basis. The amount of gain on which we will pay tax is the lesser of:

●	the amount of gain that we recognize at the time of the sale or disposition, and

●	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

●	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Recordkeeping Requirements.”

●	The earnings of our lower-tier entities that are subchapter C corporations, including our TRS and any other TRSs we form in the future, will be subject to federal corporate income tax.

In addition, notwithstanding our qualification as a REIT, we also may have to pay certain state and local income taxes because not all states and localities treat REITs in the same manner that they are treated for federal income tax purposes. Moreover, as further described below, our TRS and any other TRSs we form in the future will be subject to federal, state and local corporate income tax on their taxable income.

Requirements for Qualification

A REIT is a corporation, trust, or association that meets each of the following requirements:

1.	It is managed by one or more trustees or directors.

2.	Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

3.	It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws.

4.	It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

5.	At least 100 persons are beneficial owners of its shares or ownership certificates.

6.	Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the Code defines to include certain entities, during the last half of any taxable year.

7.	It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

8.	It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions to stockholders.

9.	It uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws.

We must meet requirements 1 through 4, 7, 8 and 9 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 will apply to us beginning with our 2019 taxable year. If we comply with all the requirements for ascertaining the ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining stock ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

Our charter provides restrictions regarding the transfer and ownership of shares of our capital stock. See “Description of Stock — Restrictions on Ownership and Transfer.” We believe that we will issue sufficient stock with sufficient diversity of ownership to allow us to satisfy requirements 5 and 6 above. The restrictions in our charter are intended (among other things) to assist us in continuing to satisfy requirements 5 and 6 above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy such share ownership requirements. If we fail to satisfy these share ownership requirements, our qualification as a REIT may terminate.

Qualified REIT Subsidiaries. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, other than a TRS, all of the stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships. An unincorporated domestic entity, such as a limited liability company, that has a single owner for federal income tax purposes generally is not treated as an entity separate from its owner for federal income tax purposes. An unincorporated domestic entity with two or more owners generally is treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Our proportionate share for purposes of the 10% value test (see “—Asset Tests”) is based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital interests in the partnership. Our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an equity interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

We have control of our operating partnership and intend to control any subsidiary partnerships and limited liability companies, and we intend to operate them in a manner consistent with the requirements for our qualification as a REIT. We may from time to time be a limited partner or non-managing member in some of our partnerships and limited liability companies. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action that could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

Taxable REIT Subsidiaries. A REIT may own up to 100% of the shares of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation (other than a REIT) of which a TRS directly or indirectly owns more than 35% of the voting power or value of the outstanding securities will automatically be treated as a TRS. We are not treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by a TRS to us is an asset in our hands, and we treat the distributions paid to us from such TRS, if any, as dividend income to the extent of the TRS’s current and accumulated earnings and profits. This treatment may affect our compliance with the gross income and asset tests. Because we do not include the assets and income of TRSs in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

A TRS pays income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. In addition, overall limitations on the deductibility of net interest expense by businesses could apply to our TRS. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis.

Rent that we receive from a TRS will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than TRSs and related-party tenants, and (2) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space, as described in further detail below under “—Gross Income Tests — Rents from Real Property.” If we lease space to a TRS in the future, we will seek to comply with these requirements. We intend to elect with PRM to treat it as a TRS, and may elect to treat other entities as TRSs in the future. Such TRSs will be subject to corporate income tax on their taxable income.

Gross Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

●	rents from real property;

●	interest on debt secured by mortgages on real property, or on interests in real property;

●	dividends or other distributions on, and gain from the sale of, shares in other REITs;

●	gain from the sale of real estate assets;

●	income and gain derived from foreclosure property;

●	amounts (other than amounts the determination of which depends in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (i) to make loans secured by mortgages on real property or on interests in real property or (ii) to purchase or lease real property (including interests in real property and interests in mortgages on real property); and

●	income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Although a debt instrument issued by a “publicly offered REIT” (i.e., a REIT that is required to file annual and periodic reports with the SEC under the Exchange Act) is treated as a “real estate asset” for the asset tests, neither the gain from the sale of such debt instruments nor interest on such debt instruments is treated as qualifying income for the 75% gross income test unless the debt instrument is secured by real property or an interest in real property.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both gross income tests. In addition, income and gain from “hedging transactions” (as defined in “—Hedging Transactions”) that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests. In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. See “— Foreign Currency Gain.” Finally, gross income attributable to cancellation of indebtedness income will be excluded from both the numerator and denominator for purposes of both of the gross income tests. The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property. Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

●	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

●	Second, neither we nor a direct or indirect owner of 10% or more of our stock may own, actually or constructively, 10% or more of a tenant from whom we receive rent, other than a TRS.

●	Third, if the rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.

●	Fourth, we generally must not operate or manage our real property or furnish or render services to our sole tenant, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. Furthermore, we may own up to 100% of the stock of a TRS which may provide customary and noncustomary services to our sole tenant without tainting our rental income for the related properties. However, we need not provide services through an “independent contractor” or a TRS, but instead may provide services directly to our sole tenant, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor or a TRS, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property.

As described above, in order for the rent that we receive to constitute “rents from real property,” several other requirements must be satisfied. First, rent must not be based in whole or in part on the income or profits of any person. Percentage rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

●	are fixed at the time the leases are entered into;

●	are not renegotiated during the term of the leases in a manner that has the effect of basing rent on income or profits; and

●	conform with normal business practice.

More generally, rent will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits.

Second, if we own, actually or constructively, 10% or more (measured by voting power or fair market value) of the stock of a corporate lessee, or 10% or more of the assets or net profits of any non-corporate lessee (each a “related party tenant”), other than a TRS, any income we receive from the lessee will be non-qualifying income for purposes of the 75% and 95% gross income tests. The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the shares owned, directly or indirectly, by or for such person. We believe that all of our properties are and will be leased to third parties that do not constitute related party tenants. In addition, our charter prohibits transfers of our stock that would cause us to own actually or constructively, 10% or more of the ownership interests in any non-TRS lessee. Based on the foregoing, we should never own, actually or constructively, 10% or more of any lessee other than a TRS. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our stock, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee (or a subtenant, in which case only rent attributable to the subtenant is disqualified) other than a TRS at some future date.

As described above, we may own up to 100% of the shares of one or more TRSs. Under an exception to the related-party tenant rule described in the preceding paragraph, rent that we receive from a TRS will qualify as “rents from real property” as long as (i) at least 90% of the leased space in the property is leased to persons other than TRSs and related-party tenants, and (ii) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The “substantially comparable” requirement must be satisfied when the lease is entered into, when it is extended, and when the lease is modified, if the modification increases the rent paid by the TRS. If the requirement that at least 90% of the leased space in the related property is rented to unrelated tenants is met when a lease is entered into, extended, or modified, such requirement will continue to be met as long as there is no increase in the space leased to any TRS or related party tenant. Any increased rent attributable to a modification of a lease with a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock (a “controlled TRS”) will not be treated as “rents from real property.” If in the future we receive rent from a TRS, we will seek to comply with this exception.

Third, the rent attributable to the personal property leased in connection with the lease of a property must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a property is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the property at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each of our leases, we believe either that the personal property ratio is less than 15% or that any rent attributable to excess personal property, when taken together with all of our other non-qualifying income, will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus potentially lose our REIT status.

Fourth, except as described below, we cannot furnish or render noncustomary services to the tenants of our properties, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our sole tenant, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost for performing such services) does not exceed 1% of our income from the related property. Finally, we may own up to 100% of the shares of one or more TRSs, which may provide noncustomary services to our sole tenant without tainting our rents from the related properties. We believe that we do not perform any services other than customary ones for our lessees, other than services that are provided through independent contractors or TRSs.

If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is non-qualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT qualification. If, however, the rent from a particular property does not qualify as “rents from real property” because either (i) the rent is considered based on the income or profits of the related lessee, (ii) the lessee either is a related party tenant or fails to qualify for the exceptions to the related party tenant rule for qualifying TRSs or (iii) we furnish noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a TRS, none of the rent from that property would qualify as “rents from real property.” In that case, we might lose our REIT qualification because we would be unable to satisfy either the 75% or 95% gross income test. In addition to the rent, the lessees are required to pay certain additional charges. We believe that our leases are structured in a manner that will enable us to continue satisfy the REIT gross income tests.

Interest. The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, interest generally includes the following:

●	an amount that is based on a fixed percentage or percentages of receipts or sales; and

●	an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

Interest on debt secured by a mortgage on real property or on interests in real property, including, for this purpose, discount points, prepayment penalties, loan assumption fees, and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. However, if a loan is secured by real property and other property and the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan or on the date the REIT modifies the loan (if the modification is treated as “significant” for federal income tax purposes), a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property — that is, the amount by which the loan exceeds the value of the real estate that is security for the loan. For purposes of this paragraph, however, we do not need to redetermine the fair market value of the real property securing a loan in connection with a loan modification that is occasioned by a borrower default or made at a time when we reasonably believe that the modification to the loan will substantially reduce a significant risk of default on the original loan. In addition, in the case of a loan that is secured by both real property and personal property, if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property securing the loan, then the personal property securing the loan will be treated as real property for purposes of determining whether the interest on such loan is qualifying income for purposes of the 75% gross income test.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests assuming the loan is held for investment.

We may modify the terms of any mortgage loans we originate or acquire. Under the Code, if the terms of a loan are modified in a manner constituting a “significant modification,” such modification triggers a deemed exchange of the original loan for the modified loan. IRS Revenue Procedure 2014 -51 provides a safe harbor pursuant to which we will not be required to redetermine the fair market value of the real property securing a loan for purposes of the gross income and asset tests in connection with a loan modification that is (i) occasioned by a borrower default or (ii) made at a time when we reasonably believe that the modification to the loan will substantially reduce a significant risk of default on the original loan. To the extent we significantly modify loans in a manner that does not qualify for that safe harbor, we will be required to redetermine the value of the real property securing the loan at the time it was significantly modified, which could result in a portion of the interest income on the loan being treated as nonqualifying income for purposes of the 75% gross income test. In determining the value of the real property securing such a loan, we generally will not obtain third party appraisals but rather will rely on internal valuations.

We expect that the interest, original issue discount, and market discount income that we receive from any mortgage related assets generally will be qualifying income for purposes of both gross income tests.

Dividends. Our share of any dividends received from any corporation (including any TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest, if any, will be qualifying income for purposes of both gross income tests.

Fee Income. We may receive various fees. Fee income generally will not be treated as qualifying income for purposes of the 75% and 95% gross income tests. Any fees earned by a TRS are not included for purposes of the gross income tests. We do not expect such amounts, if any, to be significant.

Prohibited Transactions. A REIT will incur a 100% tax on the net income (including foreign currency gain) derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

●	the REIT has held the property for not less than two years;

●	the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

●	either (i) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1031 or 1033 of the Code applies, (ii) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year, (iii) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year, (iv) (a) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 20% of the aggregate adjusted bases of all property of the REIT at the beginning of the year and (b) the 3-year average percentage of properties sold by the REIT compared to all the REIT’s properties (measured by adjusted bases) taking into account the current and two prior years did not exceed 10%, or (v) (a) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 20% of the aggregate fair market value of all property of the REIT at the beginning of the year and (b) the 3-year average percentage of properties sold by the REIT compared to all the REIT’s properties (measured by fair market value) taking into account the current and two prior years did not exceed 10%;

●	in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

●	if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income or a TRS.

We will attempt to comply with the terms of the safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.” The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be taxed to the corporation at regular corporate income tax rates.

Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, which includes certain foreign currency gains and related deductions, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

●	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

●	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

●	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year (or, with respect to qualified health care property, the second taxable year) following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

●	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

●	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

●	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income, or a TRS.

We may have the option to foreclose on mortgage loans when a borrower is in default. The foregoing rules could affect a decision by us to foreclose on a particular mortgage loan and could affect whether we choose to foreclose with regard to a particular mortgage loan.

Hedging Transactions. From time to time, we or our operating partnership may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests provided we satisfy the identification requirements discussed below. A “hedging transaction” means (i) any transaction entered into in the normal course of our or our operating partnership’s trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, (ii) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain), or (iii) any transaction entered into to “offset” a transaction described in (i) or (ii) if a portion of the hedged indebtedness is extinguished or the related property is disposed of. We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

Foreign Currency Gain. Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or an interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT that would satisfy the 75% gross income test and 75% asset test (discussed below) on a stand-alone basis. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as non-qualifying income for purposes of both the 75% and 95% gross income tests.

Phantom income. Due to the nature of the assets in which we may invest, we may be required to recognize taxable income from certain assets in advance of our receipt of cash flow from or proceeds from disposition of such assets, and may be required to report taxable income that exceeds the economic income ultimately realized on such assets.

We may originate loans with original issue discount. In general, we will be required to accrue original issue discount based on the constant yield to maturity of the loan, and to treat it as taxable income in accordance with applicable federal income tax rules even though such yield may exceed cash payments, if any, received on such loan.

Under the tax law informally known as the Tax Cuts and Jobs Act (“TCJA”), we generally will be required to take certain amounts in income no later than the time such amounts are reflected in our financial statements. This rule may require the accrual of income with respect to any loans we may acquire, such as market discount, or, beginning in 2019, original issue discount, earlier than would be the case under the general tax rules.

In addition, in the event that any loan is delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular loan are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income.

Finally, we may be required under the terms of indebtedness that we incur to use cash received from interest payments to make principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to our stockholders.

As a result of each of these potential timing differences between income recognition or expense deduction and cash receipts or disbursements, there is a significant risk that we may have taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. See “—Distribution Requirements.”

Failure to Satisfy Gross Income Tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions are available if:

●	our failure to meet those tests is due to reasonable cause and not to willful neglect; and

●	following such failure for any taxable year, we file a schedule of the sources of our income in accordance with regulations prescribed by the Secretary of the Treasury.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “—Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.

First, at least 75% of the value of our total assets must consist of:

●	cash or cash items, including certain receivables and, in certain circumstances, foreign currencies;

●	government securities;

●	interests in real property, including leaseholds and options to acquire real property and leaseholds, and personal property to the extent such personal property is leased in connection with real property and rents attributable to such personal property are treated as “rents from real property”;

●	interests in mortgage loans secured by real property;

●	stock in other REITs and debt instruments issued by “publicly offered REITs”; and

●	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities (other than a TRS) may not exceed 5% of the value of our total assets, or the 5% asset test.

Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power of any one issuer’s outstanding securities or 10% of the value of any one issuer’s outstanding securities, or the 10% vote test or 10% value test, respectively.

Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test, or the 25% securities test.

Sixth, no more than 25% of the value of our total assets may consist of debt instruments issued by “publicly offered REITs” to the extent such debt instruments are not secured by real property or interests in real property.

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include shares in another REIT, debt of “publicly offered REITs,” equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT (other than a “publicly offered REIT”), except that for purposes of the 10% value test, the term “securities” does not include:

●	“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into equity, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock) hold non-”straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

●	a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

●	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice;

●	Any loan to an individual or an estate;

●	Any “section 467 rental agreement,” other than an agreement with a related party tenant;

●	Any obligation to pay “rents from real property”;

●	Certain securities issued by governmental entities;

●	Any security issued by a REIT;

●	Any debt instrument issued by an entity treated as a partnership for federal income tax purposes in which we are a partner to the extent of our proportionate interest in the equity and debt securities of the partnership; and

●	Any debt instrument issued by an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Gross Income Tests.”

For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

In general, under the applicable Treasury regulations, if a loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of: (1) the date we agreed to acquire or originate the loan; or (2) in the event of a significant modification, the date we modified the loan, then a portion of the interest income from such a loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. Although the law is not entirely clear, a portion of the loan will also likely be a non-qualifying asset for purposes of the 75% asset test. The non-qualifying portion of such a loan would be subject to, among other requirements, the 10% vote or value test. IRS Revenue Procedure 2014-51 provides a safe harbor under which the IRS has stated that it will not challenge a REIT’s treatment of a loan as being, in part, a qualifying real estate asset in an amount equal to the lesser of (1) the fair market value of the loan on the relevant quarterly REIT asset testing date or (2) the greater of (a) the fair market value of the real property securing the loan on the relevant quarterly REIT testing date or (b) the fair market value of the real property securing the loan on the date the REIT committed to originate or acquire the loan. It is unclear how the safe harbor in Revenue Procedure 2014-51 is affected by the subsequent legislative changes regarding the treatment of loans secured by both real property and personal property where the fair market value of the personal property does not exceed 15% of the sum of the fair market values of the real property and personal property securing the loan. We intend to invest in mortgage loans, if any, in a manner that will enable us to continue to satisfy the asset and gross income test requirements.

We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. However, there is no assurance that we will not inadvertently fail to comply with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT qualification if:

●	we satisfied the asset tests at the end of the preceding calendar quarter; and

●	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

If we violate the 5% asset test, the 10% vote test or the 10% value test described above, we will not lose our REIT qualification if (i) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (ii) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. If we fail any of the asset tests (other than de minimis failures described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (i) dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, (ii) file a description of each asset causing the failure with the IRS and (iii) pay a tax equal to the greater of $50,000 or the highest corporate tax rate applicable to the net income from the assets causing the failure during the period in which we failed to satisfy the asset tests.

We believe that our existing investments comply with the foregoing asset tests, and we intend to monitor compliance on an ongoing basis.

We believe that the assets that we hold, and that we will acquire in the future, will allow us to satisfy the foregoing asset test requirements. However, we do not typically obtain independent appraisals to support our conclusions as to the value of our assets, and may not obtain independent appraisals to support our conclusions as to the value of the real estate collateral for any senior loan that we may hold. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of certain assets violates one or more of the asset tests applicable to REITs.

Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

●	the sum of

●	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

●	90% of our after-tax net income, if any, from foreclosure property, minus

●	the excess of the sum of specified items of non-cash income (including original issue discount on any loans) over 5% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (i) we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or (ii) we declare the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. The distributions under clause (i) are taxable to the stockholders in the year in which paid, and the distributions in clause (ii) are treated as paid on December 31st of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

Further, if we were not a “publicly offered REIT,” for our distributions to be counted as satisfying the annual distribution requirement for REITs and to provide us with the dividends paid deduction, such distributions must not be “preferential dividends.” A dividend is not a preferential dividend if that distribution is (i) pro rata among all outstanding shares within a particular class of stock and (ii) in accordance with the preferences among different classes of stock as set forth in our charter. This preferential dividend rule does not apply to us so long as we qualify and continue to qualify as a “publicly offered REIT.”

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

●	85% of our REIT ordinary income for such year,

●	95% of our REIT capital gain income for such year, and

●	any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute.

We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute taxable income sufficient to avoid corporate income tax and the excise tax imposed on certain undistributed income or even to meet the 90% distribution requirement. In such a situation, we may need to borrow funds or, if possible, pay taxable dividends of our capital stock or debt securities.

We may satisfy the REIT annual distribution requirements by making taxable distributions of our stock or debt securities. The IRS has issued a revenue procedure authorizing publicly offered REITs to treat certain distributions that are paid partly in cash and partly in stock as dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for federal income tax purposes. We currently do not intend to pay taxable dividends payable in cash and stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

To avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with these requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Gross Income Tests” and “—Asset Tests.”

If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, distributions to stockholders generally would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate stockholders may be eligible for the dividends received deduction and stockholders taxed at individual rates may be eligible for the reduced federal income tax rate of up to 20% on such dividends. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

As used herein, the term “U.S. stockholder” means a beneficial owner of our capital stock that for federal income tax purposes is:

●	a citizen or resident of the United States;

●	a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

●	an estate whose income is subject to federal income taxation regardless of its source; or

●	any trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our capital stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our capital stock, you should consult your tax advisor regarding the consequences of the ownership and disposition of our capital stock by the partnership.

As long as we qualify as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. Our dividends will not qualify for the dividends received deduction generally available to corporations.

Individuals, trusts and estates may deduct up to 20% of certain pass-through income, including ordinary REIT dividends that are not “capital gain dividends” or “qualified dividend income,” subject to certain limitations (the “pass-through deduction”). For taxable years before January 1, 2026, the maximum tax rate for U.S. stockholders taxed at individual rates is 37%. For taxpayers qualifying for the full pass-through deduction, the effective maximum tax rate on ordinary REIT dividends for taxable years before January 1, 2026 would be 29.6%. In addition, individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on dividends received from us.

Dividends paid to a U.S. stockholder generally will not qualify for the 20% tax rate for “qualified dividend income.” Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to U.S. stockholders that are taxed at individual rates. Because we are not generally subject to federal income tax on the portion of our REIT taxable income distributed to our stockholders (See —”Taxation of Our Company” above), our dividends generally will not be eligible for the 20% rate on qualified dividend income. As a result, our ordinary REIT dividends generally will be taxed at a higher tax rate as described above. However, the 20% tax rate for qualified dividend income will apply to our ordinary REIT dividends (i) attributable to dividends received by us from non-REIT corporations during the taxable year, such as a TRS, and (ii) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our capital stock for more than 60 days during the 121 day period beginning on the date that is 60 days before the date on which our capital stock becomes ex-dividend.

A U.S. stockholder generally will take into account as long-term capital gain any distributions that we designate as capital gain dividends without regard to the period for which the U.S. stockholder has held our stock. We generally will designate our capital gain dividends as either 20% or 25% rate distributions. See “—Capital Gains and Losses.” A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to such stockholder, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder in the shares of capital stock on which the distribution was paid. Instead, the distribution will reduce the adjusted basis of such stock. A U.S. stockholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her stock as long-term capital gain, or short-term capital gain if the shares of stock have been held for one year or less, assuming the shares of stock are a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

U.S. stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our capital stock will not be treated as passive activity income and, therefore, U.S. stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the U.S. stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our capital stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Taxation of U.S. Stockholders on the Disposition of Capital Stock

A U.S. stockholder who is not a dealer in securities must generally treat any gain or loss realized upon a taxable disposition of our stock as long-term capital gain or loss if the U.S. stockholder has held our stock for more than one year and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis. A stockholder’s adjusted tax basis generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on such gains and reduced by any returns of capital. However, a U.S. stockholder must treat any loss upon a sale or exchange of stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of shares of our stock may be disallowed if the U.S. stockholder purchases other stock within 30 days before or after the disposition.

Capital Gains and Losses

A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. For taxable years before January 1, 2026, the highest marginal individual income tax rate currently is 37%. The maximum tax rate on long-term capital gain applicable to taxpayers taxed at individual rates is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property,” or depreciable real property, is 25%, which applies to the lesser of the total amount of the gain or the accumulated depreciation on the Section 1250 property. In addition, individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on gain from the sale of our stock.

With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to U.S. stockholders taxed at individual rates currently at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

FATCA Withholding

Under the Foreign Account Tax Compliance Act, or FATCA, a U.S. withholding tax at a 30% rate will be imposed on dividends paid to certain U.S. stockholders who own our shares through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a 30% rate will be imposed, for taxable years beginning after December 31, 2018, on proceeds from the sale of our capital stock received by U.S. stockholders who own our capital stock through foreign accounts or foreign intermediaries. We will not pay any additional amounts in respect of any amounts withheld.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). Although many investments in real estate generate UBTI, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI. However, if a tax-exempt stockholder were to finance (or be deemed to finance) its acquisition of capital stock with debt, a portion of the income that it receives from us would constitute UBTI pursuant to the “debt-financed property” rules. Moreover, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our capital stock must treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our capital stock only if:

●	the percentage of our dividends that the tax-exempt trust must treat as UBTI is at least 5%;

●	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our capital stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our capital stock in proportion to their actuarial interests in the pension trust; and

●	either:

●	one pension trust owns more than 25% of the value of our capital stock; or

●	a group of pension trusts individually holding more than 10% of the value of our capital stock collectively owns more than 50% of the value of our capital stock.

Taxation of Non-U.S. Stockholders

The term “non-U.S. stockholder” means a beneficial owner of our capital stock that is not a U.S. stockholder, a partnership (or entity treated as a partnership for federal income tax purposes) or a tax-exempt stockholder. The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their tax advisors to determine the impact of federal, state, and local income tax laws on the purchase, ownership and sale of our capital stock, including any reporting requirements.

Distributions

A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of a “United States real property interest” (“USRPI”), as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distribution, and a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax with respect to that distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:

●	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN or W-8BEN-E, as applicable, evidencing eligibility for that reduced rate with us;

●	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income; or

●	the distribution is treated as attributable to a sale of a USRPI under FIRPTA (discussed below).

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of the non-U.S. stockholder in the shares of capital stock on which the distribution was paid. Instead, the excess portion of such distribution will reduce the adjusted basis of such stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its capital stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its capital stock, as described below. We may be required to withhold 15% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we may withhold at a rate of 15% on any portion of a distribution not subject to withholding at a rate of 30%. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may claim a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, a non-U.S. stockholder may incur tax on distributions that are attributable to gain from our sale or exchange of a USRPI under the Foreign Investment in Real Property Act of 1980 (“FIRPTA”). A USRPI includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, subject to the exceptions discussed below, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution.

Capital gain distributions to the holders of shares of a class of our capital stock that are attributable to our sale of real property will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as (i) (a) such class of capital stock is treated as being “regularly traded” on an established securities market in the United States, and (b) the non-U.S. stockholder did not own more than 10% of such class of capital stock at any time during the one-year period preceding the distribution or (ii) the non-U.S. stockholder was treated as a “qualified shareholder” or “qualified foreign pension fund,” as discussed below. As a result, non-U.S. stockholders generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. We anticipate that our common stock will be regularly traded on an established securities market in the United States following this offering. If a class of our capital stock is not regularly traded on an established securities market in the United States or the non-U.S. stockholder owned more than 10% of the applicable class of our capital stock at any time during the one-year period preceding the distribution, capital gain distributions that are attributable to our sale of real property would be subject to tax under FIRPTA, as described in the preceding paragraph. In such case, we must withhold 21% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold. Moreover, if a non-U.S. stockholder disposes of shares of our capital stock during the 30-day period preceding a dividend payment, and such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire that capital stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. stockholder, then such non-U.S. stockholder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

Although the law is not clear on the matter, it appears that amounts we designate as retained capital gains in respect of our capital stock held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by us of capital gain dividends. Under this approach, a non-U.S. stockholder would be able to offset as a credit against its federal income tax liability resulting from its proportionate share of the tax paid by us on such retained capital gains, and to receive from the IRS a refund to the extent of the non-U.S. stockholder’s proportionate share of such tax paid by us exceeds its actual federal income tax liability, provided that the non-U.S. stockholder furnishes required information to the IRS on a timely basis.

Dispositions

Non-U.S. stockholders could incur tax under FIRPTA with respect to gain realized upon a disposition of our capital stock if we are a United States real property holding corporation during a specified testing period. If at least 50% of a REIT’s assets are USRPIs, then the REIT will be a United States real property holding corporation. We anticipate that we will be a United States real property holding corporation based on our investment strategy. However, despite our status as a United States real property holding corporation, a non-U.S. stockholder generally would not incur tax under FIRPTA on gain from the sale of our capital stock if we are a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. stockholders. We cannot assure you that this test will be met. If a class of our capital stock is regularly traded on an established securities market, an additional exception to the tax under FIRPTA will be available with respect to that class of our capital stock, even if we do not qualify as a domestically controlled qualified investment entity at the time the non-U.S. stockholder sells shares of that class of our capital stock. Under that exception, the gain from such a sale by such a non-U.S. stockholder will not be subject to tax under FIRPTA if:

●	that class of our capital stock is treated as being regularly traded under applicable Treasury regulations on an established securities market; and

●	the non-U.S. stockholder owned, actually or constructively, 10% or less of that class of our capital stock at all times during a specified testing period.

As noted above, we anticipate our common stock will be regularly traded on an established securities market following this offering.

If the gain on the sale of shares of our capital stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

●	the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or

●	the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

Qualified Shareholders

Subject to the exception discussed below, any distribution to a “qualified shareholder” who holds REIT stock directly or indirectly (through one or more partnerships) will not be subject to federal income taxation under FIRPTA and thus will not be subject to the special withholding rules under FIRPTA. While a “qualified shareholder” will not be subject to FIRPTA withholding on REIT distributions, the portion of REIT distributions attributable to certain investors in a “qualified shareholder” (i.e., non-U.S. persons who hold interests in the “qualified shareholder” (other than interests solely as a creditor), and directly or indirectly hold more than 10% of the stock of such REIT (whether or not by reason of the investor’s ownership in the “qualified shareholder”)) may be subject to FIRPTA withholding. REIT distributions received by a “qualified shareholder” that are exempt from FIRPTA withholding may still be subject to regular U.S. withholding tax.

In addition, a sale of our stock by a “qualified shareholder” who holds such stock directly or indirectly (through one or more partnerships) generally will not be subject to federal income taxation under FIRPTA. As with distributions, the portion of amounts realized attributable to certain investors in a “qualified shareholder” (i.e., non-U.S. persons who hold interests in the “qualified shareholder” (other than interests solely as a creditor), and directly or indirectly hold more than 10% of the stock of such REIT (whether or not by reason of the investor’s ownership in the “qualified shareholder”)) may be subject to federal income taxation and FIRPTA withholding on a sale of our stock.

A “qualified shareholder” is a foreign person that (i) either is eligible for the benefits of a comprehensive income tax treaty which includes an exchange of information program and whose principal class of interests is listed and regularly traded on one or more recognized stock exchanges (as defined in such comprehensive income tax treaty), or is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units representing greater than 50% of the value of all the partnership units that is regularly traded on the NYSE or NASDAQ markets, (ii) is a qualified collective investment vehicle (defined below), and (iii) maintains records on the identity of each person who, at any time during the foreign person’s taxable year, is the direct owner of 5% or more of the class of interests or units (as applicable) described in (i), above.

A qualified collective investment vehicle is a foreign person that (i) would be eligible for a reduced rate of withholding under the comprehensive income tax treaty described above, even if such entity holds more than 10% of the stock of such REIT, (ii) is publicly traded, is treated as a partnership under the Code, is a withholding foreign partnership, and would be treated as a “United States real property holding corporation” if it were a domestic corporation, or (iii) is designated as such by the Secretary of the Treasury and is either (a) fiscally transparent within the meaning of Section 894 of the Code, or (b) required to include dividends in its gross income, but is entitled to a deduction for distributions to its investors.

Qualified Foreign Pension Funds

Any distribution to a “qualified foreign pension fund” (or an entity all of the interests of which are held by a “qualified foreign pension fund”) who holds REIT stock directly or indirectly (through one or more partnerships) will not be subject to federal income taxation under FIRPTA and thus will not be subject to the special withholding rules under FIRPTA. REIT distributions received by a “qualified foreign pension fund” that are exempt from FIRPTA withholding may still be subject to regular U.S. withholding tax. In addition, a sale of our stock by a “qualified foreign pension fund” that holds such stock directly or indirectly (through one or more partnerships) will not be subject to federal income taxation under FIRPTA.

A qualified foreign pension fund is any trust, corporation, or other organization or arrangement (i) which is created or organized under the law of a country other than the United States, (ii) which is established to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (or persons designated by such employees) of one or more employers in consideration for services rendered, (iii) which does not have a single participant or beneficiary with a right to more than 5% of its assets or income, (iv) which is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which it is established or operates, and (v) with respect to which, under the laws of the country in which it is established or operates, (a) contributions to such organization or arrangement that would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such entity or taxed at a reduced rate, or (b) taxation of any investment income of such organization or arrangement is deferred or such income is taxed at a reduced rate.

FATCA Withholding

Under FATCA, a U.S. withholding tax at a 30% rate will be imposed on dividends paid on our capital stock received by certain non-U.S. stockholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a 30% rate will be imposed, for taxable years beginning after December 31, 2018, on proceeds from the sale of our capital stock received by certain non-U.S. stockholders. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect of such dividends and proceeds will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

Information Reporting Requirements and Withholding

We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding, at a rate of 24%, with respect to distributions unless the stockholder:

●	is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or

●	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition by a non-U.S. stockholder of stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Other Tax Consequences

Tax Aspects of Our Investments in Our Operating Partnership and Subsidiary Partnerships

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in our operating partnership and any subsidiary partnerships or limited liability companies that we form or acquire (each individually a “Partnership” and, collectively, the “Partnerships”). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships. We will be entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity is treated as having only one owner for federal income tax purposes) rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

●	is treated as a partnership under the Treasury regulations relating to entity classification (the “check-the-box regulations”); and

●	is not a “publicly-traded partnership.”

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity is a U.S. entity and fails to make an election, it generally will be treated as a partnership (or an entity that is disregarded for federal income tax purposes if the entity is treated as having only one owner for federal income tax purposes) for federal income tax purposes. Our operating partnership intends to be classified as a partnership for federal income tax purposes and will not elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly-traded partnership will not, however, be treated as a corporation for any taxable year if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly-traded partnership, 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”). Treasury regulations (the “PTP regulations”) provide limited safe harbors from the definition of a publicly-traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act and (ii) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (i) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (ii) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. We believe our operating partnership will qualify for the private placement exclusion. We expect that any other Partnership that we form in the future will qualify for the private placement exclusion. Our operating partnership’s partnership agreement contains provisions enabling its general partner to take such steps as are necessary or appropriate to prevent the issuance and transfers of interests in our operating partnership from causing our operating partnership to be treated as a publicly traded partnership under the PTP regulations.

We have not requested, and do not intend to request, a ruling from the IRS that our operating partnership will be classified as a partnership for federal income tax purposes. If for any reason our operating partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we likely would not be able to qualify as a REIT unless we qualified for certain relief provisions. See “—Gross Income Tests” and “—Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and their Partners

Partners, Not the Partnerships, Subject to Tax. In general, a partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership. However, the tax liability for adjustments to a Partnership’s tax returns made as a result of an audit by the IRS will be imposed on the Partnership itself in certain circumstances absent an election to the contrary.

Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Partnership Properties. Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. In the case of a contribution of property, the amount of the unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Any property purchased for cash initially will have an adjusted tax basis equal to its fair market value, resulting in no book-tax difference. In connection with our initial public offering, we acquired a significant portion of our portfolio in exchange for interests in our operating partnership, which resulted in book-tax differences. Furthermore, our operating partnership may admit partners in the future in exchange for a contribution of property, which will result in book-tax differences.

Allocations with respect to book-tax differences are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. Under certain available methods, the carryover basis in the hands of our operating partnership of properties contributed to us would cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all our properties were to have a tax basis equal to their fair market value at the time of contribution. We use the “traditional” method for the book-tax difference caused by the contribution of our initial portfolio to our operating partnership in connection with our initial public offering. The “traditional” method is generally the method that will result in the least favorable tax results for us. We have not yet decided what method will be used to account for book-tax differences caused by our operating partnership admitting partners in the future in exchange for contributions of property.

Sale of a Partnership’s Property

Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Under Section 704(c) of the Code, any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership who contributed such properties to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners’ built-in gain or loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution as reduced for any decrease in the “book-tax difference.” See “— Income Taxation of the Partnerships and Their Partners — Tax Allocations With Respect to Partnership Properties.” Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “—Gross Income Tests.” We do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership’s trade or business.

Legislative or Other Actions Affecting REITs

The present federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial, or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department which may result in statutory changes as well as revisions to regulations and interpretations. The TCJA significantly changed the federal income tax laws applicable to businesses and their owners, including REITs and their stockholders. Additional technical corrections or other amendments to the TCJA or administrative guidance interpreting the TCJA may be forthcoming at any time. We cannot predict the long-term effect of the TCJA or any future law changes on REITs and their stockholders. Prospective investors are urged to consult with their tax advisors regarding the effect of potential changes to the federal tax laws on an investment in our stock.

State and Local Taxes

We and/or you may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, you should consult your tax advisors regarding the effect of state and local tax laws upon an investment in our stock.

UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement between us and Janney Montgomery Scott LLC who is acting as representative of the underwriters named below, the underwriters have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of common stock indicated below:

Number of Shares of Common Stock
Janney Montgomery Scott LLC

Total

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby if any such shares are taken. However, the underwriters are not required to take or pay for the shares of common stock covered by the underwriters’ overallotment option described below.

The underwriters initially propose to offer the shares of common stock to the public at the offering price listed on the cover page of this prospectus and part to certain dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $           per share. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, solely to cover overallotments, if any, to purchase up to an additional            shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase their pro rata share of the additional shares of common stock based on the number of shares of common stock initially purchased by each underwriter as set forth in the table above.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional            shares of common stock.

	Per share of common stock		Total
	Without Option	With Option	Without Option	With Option
Public Offering Price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us before expenses	$	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts, commissions and fees, are approximately $           . We have agreed to reimburse all of the representative’s reasonable out of pocket costs and expenses customarily borne by an issuer incidental to the purchase, sale and delivery of the common stock offered by the underwriters, including all fees and expenses of filing with the SEC and FINRA (plus all Blue Sky fees and expenses). Additionally, we have agreed to pay Janney Montgomery Scott LLC a structuring fee equal to                      % of the gross proceeds from this offering, payable in cash upon closing. In addition, we have agreed to pay Janney Montgomery Scott LLC an advisory fee $                   , payable in shares of our common stock, LTIP units or other common stock, payable in three equal installments on the closing of this offering and following the close of the two subsequent quarters following such closing.

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “PSTL.” The representative has advised us that, following completion of the offering of shares of our common stock, one or more underwriters may make a market in such shares after the offering, although they are under no obligation to do so. The underwriters may discontinue any market making activities at any time without notice. We can give no assurance as to development, maintenance or liquidity of any trading market for the shares of our common stock.

We, our directors, our executive officers, have agreed that, without the prior written consent of the representative, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock;
●	file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or
●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares of our common stock;

whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

In order to facilitate the offering of the shares of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the overallotment option. The underwriters can close out a covered short sale by exercising the overallotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the overallotment option. The underwriters may also sell shares in excess of the overallotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the shares of common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

Prior to this offering, there was no market for our common stock. The offering price in this offering was determined by negotiations between us and the representative. Among the factors considered in determining the offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have provided from time to time, and may provide in the future, investment and commercial banking and financial advisory services to us and our affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Hunton Andrews Kurth LLP and for the underwriters by Winston & Strawn LLP.                       will pass upon the validity of the shares of common stock sold in this offering and certain other matters of Maryland law.

EXPERTS

The balance sheet of Postal Realty Trust, Inc. as of November 19, 2018 included in this Prospectus and in the Registration Statement has been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

The combined consolidated financial statements of the Predecessor as of December 31, 2017 and 2016 and for each of the years then ended included in this Prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

The combined statements of revenues and certain operating expenses of the Acquisition Properties for the years ended December 31, 2017 and 2016 included in this Prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, LLP, independent public accountants, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a web site at www.                .com. Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

We have filed with the SEC a Registration Statement on Form S-11, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website, www.sec.gov.

AS A RESULT OF THIS OFFERING, WE WILL BECOME SUBJECT TO THE INFORMATION AND PERIODIC REPORTING REQUIREMENTS OF THE EXCHANGE ACT, AND WILL FILE PERIODIC REPORTS AND OTHER INFORMATION WITH THE SEC. THESE PERIODIC REPORTS AND OTHER INFORMATION WILL BE AVAILABLE FOR INSPECTION AND COPYING AT THE SEC’S PUBLIC REFERENCE FACILITIES AND THE WEB SITE OF THE SEC REFERRED TO ABOVE.

Postal Realty Trust, Inc.
Pro Forma Condensed Consolidated Balance Sheet
As of December 31, 2017
(Unaudited)

	Postal Realty Trust, Inc.		Predecessor	Postal Acquisition Portfolio	Net Proceeds from Offering	Other Pro Forma Adjustments	Adjusted Pro Forma
Assets

Real Estate
Land	$	─	$5,579,938	$	$	$	$
Buildings and improvements		─	27,960,771
Tenant improvements		─	1,575,093
Equipment		─	—
Less: accumulated depreciation		─	(6,118,071)
Investments in real estate		─	—

Total real estate, net	$		$28,997,731	$	$	$	$

Cash		1,000	159,700
Rent and other receivables		─	599,240
Prepaid expenses and other assets		─	140,835
Escrows and reserves		─	534,718
Deferred costs and intangible assets		─	15,414
In-place lease intangibles (net of accumulated amortization)(1)		─	3,217,517

Total assets		$1,000	$33,665,155	$	$	$	$

Liabilities and Equity

Liabilities:
Mortgage notes payable, net	$	─	$34,156,480	$	$	$	$
Loans payable, related party		─	3,544,215
Accounts payable and accrued expenses		─	1,563,983
Acquired below market leases, net		─	3,345,324
Deferred tax liability		─	1,065,792

Total liabilities	$	─	$43,675,794	$	$	$	$

Equity (deficit):
Common stock(2)		10	4,000,200
Additional paid-in capital		990	3,650,309
Accumulated earnings (deficit)		─	(10,693,356)
Stockholders’/Member’s equity (deficit)		─	(7,012,369)
Noncontrolling interest		─	44,577
Total equity (deficit)		$1,000	$(10,010,639)	$	$	$	$

Total liabilities and equity		$1,000	$33,665,155	$	$	$	$

(1) With respect to Predecessor, includes net accumulated amortization of $3,559,923 as of December 31, 2017.

(2) As of December 31, 2018, includes common stock of (a) UPH, no par, 1,000 shares authorized, 1,000 shares issued and outstanding and (b) NPM, no par, 200 shares authorized, issued and outstanding.

Postal Realty Trust, Inc.

Pro Forma Condensed Consolidated Statement of Income
for the Year Ended December 31, 2017

(Unaudited)

	Postal Realty Trust, Inc..	Predecessor	Postal Acquisition Portfolio	Pro Forma Adjustments	Adjusted Pro Forma
Revenues

Rent income	$	$5,212,633	$2,309,529	$	$
Tenant reimbursements		814,380	350,776
Fee and other income		699,659	—

Total revenues		6,726,672	2,660,305

Operating Expenses
Real estate taxes		837,941	358,899
Property operating expenses		712,639	171,952
General and administrative		1,458,043	—
Depreciation and amortization		1,657,987	—

Total operating expenses	$	$4,666,610	$530,851	$	$

Interest expense, net		(1,491,249)	—

Income tax benefit		543,287	—

Net income		1,112,100	2,129,454

Net income attributable to the noncontrolling interest	$	$(9,954)	$—	$	$

Net income attributable to Postal Realty Trust, Inc.	$	$1,102,146	$—	$	$

Pro forma earnings per share:
Basic					$
Diluted					$

Pro forma weighted average shares outstanding:
Basic
Diluted

Report of Independent Registered Public Accounting Firm

To the Stockholder

Postal Realty Trust, Inc.

Cedarhurst, New York

Opinion on the Consolidated Balance Sheet

We have audited the accompanying consolidated balance sheet of Postal Realty Trust, Inc. (the “Company”) as of November 19, 2018 (date of incorporation) and the related notes (collectively referred to as the “consolidated balance sheet”). In our opinion, the consolidated balance sheet presents fairly, in all material respects, the financial position of the Company at November 19, 2018 (date of incorporation), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated balance sheet based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated balance sheet, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated balance sheet. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated balance sheet. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2018.

New York, New York

November 21, 2018

Postal Realty Trust, Inc.

Consolidated Balance Sheet

November 19, 2018

Assets
Cash	$1,000

Total Assets	$1,000

Liabilities and Stockholders’ Equity

Common stock, $0.01 par value, 600,000,000 shares authorized, 1,000 shares issued and outstanding	$10
Additional Paid in Capital	990

Total Liabilities and Stockholder’s Equity	$1,000

See accompanying notes.

Postal Realty Trust, Inc.

Notes to Consolidated Balance Sheet

November 19, 2018

1. Organization

Postal Realty Trust, Inc. (the “Company”) was organized in the state of Maryland on November 19, 2018. The Company is authorized to issue up to 600,000,000 shares of common stock, par value $0.01 per share. The Company has no assets other than cash and has not yet commenced operations. The Company intends to confidentially submit a Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to a proposed underwritten public offering of shares of its common stock(the “Offering”).

The Company intends to make an election to be taxed as an S-Corporation under the Internal Revenue Code of 1986, as amended (the “Code”). The Company intends to qualify as a real estate investment trust (“REIT”) under the Code. As a REIT, the Company generally will not be subject to federal income tax to the extent that it distributes at least 90% of its taxable income for each tax year to its stockholders. REITs are subject to a number of organizational and operational requirements.

If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed income.

2. Formation of the Company and Offering Transaction

Upon completion of the Offering, the Company will contribute the net proceeds to Postal Realty LP (the “Operating Partnership”). The Company is the sole general partner of the Operating Partnership. The Operating Partnership was formed as a Delaware limited partnership on November 16, 2018. The Company’s operations are planned to commence upon completion of the Offering and the related formation transactions. Upon completion of the Offering and the related formation transactions, the Company expects its operations to be carried on through its Operating Partnership and wholly owned subsidiaries of the Operating Partnership. The Company, as the general partner of the Operating Partnership, will control the Operating Partnership and consolidate the assets, liabilities and results of operations of the Operating Partnership.

3. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated balance sheet includes the accounts of the Company and the Operating Partnership and has been prepared by management in accordance with accounting principles generally accepted in the United States.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make a number of estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results may differ materially from these estimates and assumptions.

Organization and Offering Costs

Costs related to the Company’s organization and the Offering as well as other transaction costs are being funded by an affiliate of the sole shareholder. The Company has agreed to reimburse actual costs incurred by an affiliate of the sole shareholder only upon the successful completion of the Offering. Organizational costs incurred by the Company will be expensed. Offering costs will be recorded in stockholders’ equity as a reduction of additional paid-in capital. Transaction costs related to asset acquisitions will be capitalized as part of the acquisition. The Company has not recorded any organization, offering or transaction costs because such costs are not the liability of the Company until the successful completion of the Offering has occurred. As of November 21, 2018, $1,440,207 of organizational and offering costs have been incurred by an affiliate of the sole shareholder.

Investments in Real Estate

Upon the acquisition of real estate, the purchase price will be allocated based upon the fair value of the assets acquired and liabilities assumed for business combinations. The purchase price for asset acquisitions will be allocated based upon the relative fair value of the assets acquired and liabilities assumed. The allocation of the purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. For transactions that are business combinations, acquisition costs are expensed as incurred. For transactions that are an asset acquisition, acquisition costs are capitalized as incurred.

Investments in real estate will generally include land, buildings, tenant improvements and identified intangible assets, such as in-place lease intangibles and above or below-market lease intangibles. Direct and certain indirect costs clearly associated with the development, construction, leasing or expansion of real estate assets will be capitalized as a cost of the property. Repairs and maintenance costs will be expensed as incurred.

Depreciation on buildings generally will be provided on a straight-line basis over 39 years. Tenant improvements will be depreciated over the shorter of their estimated useful lives or the term of the related lease. The acquired in-place lease values will be amortized to expense over the average remaining non-cancellable term of the respect in-place leases. The acquired above or below-market lease intangibles will be amortized to rent income over the applicable lease term, inclusive of any option periods for below-market leases.

The carrying value of real estate investments and related intangible assets will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment exists when the carrying amount of an asset exceeds the aggregate projected future cash flows over the anticipated holding period on an undisclosed basis. An impairment loss is measured based on the excess of the asset’s carrying amount over its estimated fair value. Impairment analyses will be based on current plans, intended holding periods and available market information at the time the analyses are prepared. If estimates of the projected future cash flows, anticipated holding periods, or market conditions change, the evaluation of impairment losses may be different and such differences may be material. The evaluation of anticipated cash flows is subjective and is based, in part, on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results.

Report of Independent Registered Public Accounting Firm

To the Stockholder

Nationwide Postal and Affiliates Predecessor

Cedarhurst, New York

Opinion on the Combined Consolidated Financial Statements

We have audited the accompanying combined consolidated balance sheets of Nationwide Postal and Affiliates Predecessor (the “Company”) as of December 31, 2017 and 2016, the related combined consolidated statements of income, changes in equity (deficit), and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “combined consolidated financial statements”). In our opinion, the combined consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2017.

New York, New York

November 21, 2018

Nationwide Postal and Affiliates Predecessor
Combined Consolidated Balance Sheets
December 31, 2017 and 2016

ASSETS	2017	2016

Real estate
Land	$5,579,938	$4,723,500
Buildings and improvements	27,960,771	26,833,771
Tenant improvements	1,575,093	1,539,513
	35,115,802	33,096,784
Less: accumulated depreciation	(6,118,071)	(5,190,156)
Total real estate, net	28,997,731	27,906,628

Cash	159,700	464,744
Rent and other receivables	599,240	567,536
Prepaid expenses and other assets	140,835	133,791
Escrows and reserves	534,718	531,001
Deferred rent receivable	15,414	20,107
In-place lease intangibles (net of accumulated amortization of $3,559,923 and $2,829,851, respectively)	3,217,517	3,750,996

Total assets	$33,665,155	$33,374,803

LIABILITIES AND EQUITY (DEFICIT)
Liabilities
Mortgage loans payable, net	$34,156,480	$34,758,384
Loans payable - related party	3,544,215	3,544,215
Accounts payable, accrued expenses and other	1,563,983	1,087,966
Below market leases (net of accumulated amortization of $1,225,863 and $983,198, respectively)	3,345,324	3,447,239
Deferred tax liability	1,065,792	1,755,930

Total liabilities	43,675,794	44,593,734

Commitments and contingencies

Equity (Deficit)
Common stock,
UPH - no par, 1,000 shares authorized, 1,000 shares issued and outstanding	4,000,000	4,000,000
NPM - no par, 200 shares authorized, issued and outstanding	200	200
Additional paid-in capital	3,650,309	4,128,303
Accumulated deficit	(10,693,356)	(10,474,657)
Member’s deficit	(7,012,369)	(8,918,823)
Noncontrolling interest	44,577	46,046

Total deficit	(10,010,639)	(11,218,931)

Total liabilities and equity (deficit)	$33,665,155	$33,374,803

The accompanying notes are an integral part of these combined consolidated financial statements.

Nationwide Postal and Affiliates Predecessor
Combined Consolidated Statements of Income
Years Ended December 31, 2017 and 2016

	2017	2016
Revenues
Rent income	$5,212,633	$5,161,429
Tenant reimbursements	814,380	807,643
Fee and other income	699,659	770,954
Total revenues	6,726,672	6,740,026

Operating expenses
Real estate taxes	837,941	832,678
Property operating expenses	712,639	338,824
General and administrative	1,458,043	734,354
Depreciation and amortization	1,657,987	1,655,071
Total operating expenses	4,666,610	3,560,927

Income from operations	2,060,062	3,179,099

Interest expense, net	(1,491,249)	(1,668,088)

Income before income tax benefit (expense)	568,813	1,511,011

Income tax benefit (expense)	543,287	(1,161)

Net income	1,112,100	1,509,850

Less: Net income attributable to the noncontrolling interest	(9,954)	(9,889)

Net income attributable to Nationwide Postal and Affiliates Predecessor	$1,102,146	$1,499,961

The accompanying notes are an integral part of these combined consolidated financial statements.

Nationwide Postal and Affiliates Predecessor
Combined Consolidated Statements of Changes in Equity (Deficit)
Years Ended December 31, 2017 and 2016

	Total	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Member’s Equity (Deficit)	Noncontrolling Interest

Balance - January 1, 2016	$(5,596,984)	$4,000,200	$4,807,245	$(10,585,907)	$(3,866,045)	$47,523

Capital contributions	2,643,959	—	41,058	—	2,602,901	—

Distributions and dividends	(9,775,756)	—	(720,000)	—	(9,044,390)	(11,366)

Net income	1,509,850	—	—	111,250	1,388,711	9,889

Balance - December 31, 2016	(11,218,931)	4,000,200	4,128,303	(10,474,657)	(8,918,823)	46,046

Capital contributions	5,394,477	—	334,408	—	5,060,069	—

Distributions and dividends	(5,298,285)	—	(812,402)	—	(4,474,460)	(11,423)

Net income (loss)	1,112,100	—	—	(218,699)	1,320,845	9,954

Balance - December 31, 2017	$(10,010,639)	$4,000,200	$3,650,309	$(10,693,356)	$(7,012,369)	$44,577

The accompanying notes are an integral part of these combined consolidated financial statements.

Nationwide Postal and Affiliates Predecessor
Combined Consolidated Statements of Cash Flows
Years Ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities
Net income	$1,112,100	$1,509,850
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	927,915	926,427
Amortization of in-place intangibles	730,072	728,644
Amortization of deferred financing costs	12,498	9,228
Amortization of below market leases	(242,665)	(242,989)
Deferred rent receivable	4,693	16,206
Deferred tax liability	(690,138)	(164,089)
Change in assets and liabilities
Rent and other receivables	(31,704)	100,252
Prepaid expenses and other assets	(7,044)	(16,031)
Additions to escrows and reserves	(3,717)	(33,006)
Accounts payable, accrued expenses and other	476,017	132,286
Net cash provided by operating activities	2,288,027	2,966,778

Cash flows from investing activity
Acquisition of real estate	(2,074,861)
Net cash used in investing activity	(2,074,861)	—

Cash flows from financing activities
Proceeds from refinancing of mortgages and loans payable	—	16,921,219
Proceeds from mortgage payable	404,000	—
Repayments of mortgages payable	(1,018,402)	(12,568,186)
Deferred financing costs	—	(249,970)
Capital contributions	5,394,477	2,643,959
Distributions and dividends	(5,298,285)	(9,775,756)
Net cash used in financing activities	(518,210)	(3,028,734)

Net decrease in cash	(305,044)	(61,956)

Cash - beginning of year	464,744	526,700

Cash - end of year	$159,700	$464,744

Supplemental disclosures of cash flow information
Cash paid during the year for interest	$1,456,862	$1,695,757

Cash paid during the year for income taxes	$18,005	$13,743

The accompanying notes are an integral part of these combined consolidated financial statements.

Nationwide Postal and Affiliates Predecessor Notes to Combined Consolidated Financial Statements December 31, 2017 and 2016

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Nationwide Postal and Affiliates Predecessor (the “Predecessor”) is a combination of limited liability companies (the “LLCs”), one C-Corporation (“UPH”), one S-Corporation (“NPM”) and one limited partnership. The Predecessor is not a legal entity. The entities that comprise the Predecessor are majority owned and controlled by Andrew Spodek and are expected to be acquired by contribution or merger by Postal Realty Trust, Inc., a recently formed company that intends to qualify as a real estate investment trust (the “REIT”) and its newly formed operating partnership, Postal Realty LP (the “Operating Partnership”) in connection with the REIT’s proposed underwritten initial public offering (the “IPO”).

At December 31, 2017, the Predecessor, through the LLCs and UPH, owns 178 post office properties in 32 states: Alabama, Arkansas, Connecticut, Florida, Georgia, Idaho, Illinois, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, North Carolina, North Dakota, Ohio, Oklahoma, Pennsylvania, South Dakota, Tennessee, Texas, Washington, Wisconsin, and Wyoming. All of the properties are leased to the United States Postal Service.

NPM, a subchapter S Corporation, was formed on November 17, 2004, for the purposes of managing commercial real estate properties.

If the IPO is completed, the operations of the REIT will be carried on primarily through the Operating Partnership. It is the intent of the REIT to elect to be taxed as and qualify as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code. The REIT will be the sole general partner of the Operating Partnership.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying combined consolidated financial statements of the Predecessor are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The effect of all significant intercompany balances and transactions has been eliminated. A non-controlling interest is defined as the portion of the equity in an entity not attributable, directly or indirectly, to the Predecessor. Non-controlling interests are required to be presented as a separate component of equity in the combined consolidated balance sheets and the presentation of net income is modified to present the income attributed to controlling and non-controlling interests.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the combined consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Real estate

In accordance with FASB ASC 805, Business Combinations, the Predecessor recorded the acquisition of real estate that will be used for the production of income as a business combination prior to January 1, 2017. All assets acquired and liabilities assumed in a business combination were measured at their acquisition date fair values. Acquisition costs were expensed as incurred. All acquisitions of real estate subsequent to January 1, 2017 were determined to be asset acquisitions in accordance with ASU 2017-01, Clarifying the Definition of a Business (“ASU 2017-01"). These assets acquired are measured at their relative fair values and the related acquisition costs are capitalized.

Upon the acquisition of real estate, the Predecessor assesses the fair values of acquired tangible and intangible assets including land, buildings, tenant improvements, below-market leases, in-place leases and any other identified intangible assets and assumed liabilities. The Predecessor allocates the purchase price to the assets acquired and liabilities assumed based on fair values. In estimating fair value of tangible and intangible assets acquired, the Predecessor assesses and considers fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates, estimates of replacement costs, net of depreciation, and available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

Nationwide Postal and Affiliates Predecessor Notes to Combined Consolidated Financial Statements December 31, 2017 and 2016

During 2017, the Predecessor acquired seven properties for an aggregate purchase price of $2,074,861, inclusive of acquisition costs of $7,370. The purchase price was allocated to the separately identifiable tangible and intangible assets and liabilities based on their relative fair values at the date of acquisition. The total purchase price was allocated as follows:

Land	$856,438
Building and improvements	1,127,000
Tenant improvements	35,580
In-place lease intangibles	196,593
Below market leases	(140,750)
Total	$2,074,861

The value of acquired land, land improvements, buildings and improvements is estimated by observed comparable sale transactions and information gathered during pre-acquisition due diligence activities and the valuation approach considers the value of the property as if it were vacant.

Intangible assets include the values of in-place leases. In-place lease values are estimated by calculating the estimated time to fill a hypothetically empty office property to its stabilization level based on historical observed move-in rates for each property. The intangible assets are calculated by estimating the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. The acquired in-place lease values are amortized to expense over the average remaining non-cancelable term of the respective in-place leases.

In determining the value of below market leases, the Predecessor estimates the present value difference between contractual rent obligations and estimated market rate of leases at the time of the transaction. To the extent there were fixed-rate options at below market rental rates, the Predecessor included these along with the current term below market rent in arriving at the fair value of the acquired leases. The discounted difference between contract and market rents is being amortized to rent income over the remaining applicable lease term, inclusive of any option periods.

Real estate is recorded at cost. Betterments, major renewals and certain costs directly related to the improvement and leasing of real estate are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is recognized on a straight-line basis over estimated useful lives as follows:

Building and improvements	15 to 40 years
Tenant improvements	Lease Term

The properties, including any related intangible assets, are individually reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment exists when the carrying amount of an asset exceeds the aggregate projected future cash flows over the anticipated holding period on an undiscounted basis. An impairment loss is measured based on the excess of the asset’s carrying amount over its estimated fair value. Impairment analyses are based on current plans, intended holding periods and available market information at the time the analyses are prepared. If estimates of the projected future cash flows, anticipated holding periods, or market conditions change, the evaluation of impairment losses may be different and such differences could be material to the combined consolidated financial statements. The evaluation of anticipated cash flows is subjective and is based, in part, on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results. As of December 31, 2017 and 2016, no impairment loss was recorded.

Cash

Cash consists of highly liquid investments with original maturities of three months or less carried at cost, which approximates fair value due to their short-term maturities. The majority of our cash consists of deposits at major commercial banks, which may at times exceed the Federal Deposit Insurance Corporation limit. To date, the Predecessor has not experienced any losses on invested cash.

Nationwide Postal and Affiliates Predecessor Notes to Combined Consolidated Financial Statements December 31, 2017 and 2016

Rents receivable

Rents receivable consists of rental payments that have not yet been collected in accordance with the terms of the tenants’ lease agreements. If management determines that the amount will not be collected, it is written off to allowance for bad debt after all efforts to collect the debt have been exhausted. Under GAAP, an allowance for bad debts is required when management believes collection of the amount is no longer probable. There was no allowance at December 31, 2017 and 2016.

Deferred financing costs

Deferred financing costs, which are reported as a direct deduction from the face amount of the mortgages payable on the combined consolidated balance sheets, represent commitment fees, legal and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the financing using the straight line method, which approximates the effective interest method, and are recorded in interest expense. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financing transactions that do not close are expensed in the period the financing transaction is terminated. Total amortization expense for the years ended December 31, 2017 and 2016, was $12,498 and $9,228, respectively, which is included in interest expense in the accompanying combined consolidated statements of income.

The Predecessor will amortize the remaining deferred financing costs as follows:

Year Ending December 31,	Amount
2018	$12,499
2019	12,499
2020	12,499
2021	12,499
2022	12,499
Thereafter	171,089
Total	$233,584

Escrows and reserves

Escrows and reserves consists of cash on deposit as escrow under loan agreements for maintenance and other capital improvements.

Revenue recognition

The Predecessor has operating lease agreements with tenants, expiring at various dates through February 28, 2027, some of which contain provisions for future rent increases. Rental income is recognized on a straight-line basis over the term of the lease. In addition, certain lease agreements provide for reimbursements from tenants for real estate taxes and other recoverable costs, which are recorded on an accrual basis as tenant reimbursement revenue.

Management and other fee income consist of property management fees. These fees arise from contractual agreements with entities that are affiliated with the Predecessor. Management fee income is recognized as earned under the respective agreements.

Provision for income taxes

The C-Corp included as part of the Predecessor is subject to federal income tax and state franchise taxes in jurisdictions where it conducts business. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are presented at their respective net value. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Nationwide Postal and Affiliates Predecessor Notes to Combined Consolidated Financial Statements December 31, 2017 and 2016

Income taxes or credits resulting from earnings or losses for the six limited liability companies, one limited partnership and the S Corp members of the Predecessor are payable by or accrue to the benefit of the members/partners/shareholders. No provision has been made for income taxes for the pass-through entities in these combined consolidated financial statements.

The Predecessor follows the authoritative guidance on accounting for and disclosure of uncertainty in tax positions set for in ASC 740, Income Taxes, which requires management to determine whether a tax position of the entities that comprise the Predecessor is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Predecessor recognizes interest and penalties, if any, related to unrecognized tax benefits, as income tax expense in the combined consolidated statements of income.

Certain entities comprising the Predecessor file tax returns as prescribed by the laws of the jurisdictions in which they operate. In the normal course of business, these entities are subject to examination by federal, state and local tax authorities.

Fair Value of Financial instruments

The following disclosure of estimated fair value was determined by management using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Predecessor could realize on disposition of the assets and liabilities at December 31, 2017 and 2016. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Cash equivalents, receivables, accounts payable and accrued expenses and other liabilities are carried at amounts which reasonably approximate their fair values as of December 31, 2017 and 2016. The fair value of the Predecessor’s mortgages loans payable and other obligations aggregated approximately $33,750,000 and $34,345,000 as compared to the book value of $34,156,480 and $34,758,384 as of December 31, 2017 and 2016, respectively. The fair value of the Predecessor’s debt was categorized as a level 3 basis (as provided by ASC 820, Fair Value Measurements and Disclosures). The fair value was estimated using a discounted cash flow analysis valuation based on the borrowing rates currently available to the Predecessor for loans with similar terms and maturities. The fair value of the mortgage debt was determined by discounting the future contractual interest and principal payments by a market rate. Although the Predecessor has determined that the majority of the inputs used to value its derivative financial instruments fall within level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivative financial instruments utilize level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties.

Disclosure about fair value of assets and liabilities is based on pertinent information available to management as of December 31, 2017 and 2016. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2017 and current estimates of fair value may differ significantly from the amounts presented herein.

Reportable segments

As of December 31, 2017, the Predecessor primarily operated in one reportable segment, commercial real estate.

Accounting Standards Updates

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09") and established Accounting Standards Codification (“ASC”) Topic 606 of the same name. ASU 2014-09, as amended by subsequent ASUs on the topic, establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most of the existing revenue recognition guidance. This standard is expected to be effective for interim and annual reporting periods that begin on or after December 15, 2018. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (the full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). Substantially all of the Predecessor’s revenue is derived from its leases and therefore falls outside of the scope of this guidance. With respect to its fee-derived revenue, the Predecessor expects no changes to the timing of the Predecessor’s revenue recognition. However, the recognition of gains on dispositions of properties may be impacted prospectively in limited circumstances under which collectability may not be reasonably assured or if the Predecessor has continuing involvement with a sold property.

Nationwide Postal and Affiliates Predecessor Notes to Combined Consolidated Financial Statements December 31, 2017 and 2016

In February 2016, the FASB issued ASU No. 2016-02, Leases. ASU 2016-02 outlines a new model for accounting by lessees, whereby all leases, existing and new, with lease terms greater than one year will be recognized on the balance sheet. For lessors, however, the accounting remains largely unchanged from the current model, changes have been made to align certain lessor and lessee accounting guidance and the key aspects of the lessor accounting model with new revenue recognition standard discussed above. Under the new guidance, contract consideration will be allocated to its lease components and non-lease components (such as maintenance). For the Predecessor as a lessor, any non-lease components will be accounted for under ASC Topic 606, Revenue from Contracts with Customers, unless the Predecessor elects a lessor practical expedient to not separate the non-lease components from the associated lease component (see discussion below). The new guidance also includes a definition of initial direct costs that is narrower than the prior definition in current GAAP (Topic 840, Leases).

ASU 2016-02 initially provided for one retrospective transition method; however, a second transition method was later added with ASU 2018-11 as described below. To ease the transition, the new lease accounting guidance permits companies to utilize certain practical expedients in their implementation of the new standard.

In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases. These amendments provide minor clarifications and corrections to ASU 2016-02, Leases (Topic 842). In July 2018, the ASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements. The amendments in this Update provide entities with an additional optional transition method to adopt ASU 2016-02. Under this new transition method, an entity may apply the new leases standard at the adoption date instead of the earliest comparative period presented in its financial statements and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting under this additional transition method for the comparative periods presented in the financial statements prior to the adoption date of the new leases standard will continue to be in accordance with current GAAP (Topic 840, Leases). The amendments in ASU 2018-11 also provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if the non-lease components otherwise would be accounted for under the new revenue guidance (Topic 606). To elect the practical expedient, the timing and pattern of transfer of the lease and non-lease components must be the same and the lease component must meet the criteria to be classified as an operating lease if accounted for separately. If these criteria are met, the single component will be accounted for under either under Topic 842 or Topic 606 depending on which component(s) are predominant. The lessor practical expedient to not separate non-lease components from the associated component must be elected for all existing and new leases.

As lessor, the Predecessor expects that post-adoption substantially all existing leases will have no change in the timing of revenue recognition until their expiration or termination. For tenant reimbursements, while this will be considered a non-lease component within the scope of Topic 606 for new leases, we expect to elect the lessor practical expedient to not separate maintenance from the associated lease for all existing and new leases and to account for the combined component as a single lease component. The timing of revenue recognition is expected to be the same for the majority of the Predecessor’s new leases as compared to similar existing leases; however, certain categories of new leases could have different revenue recognition patterns as compared to similar existing leases.

Topic 842 will be effective for the Predecessor on January 1, 2020 as a result of our classification as an emerging growth company. We continue to evaluate the FASB’s activities related to the new leasing standard and the potential impact on its financial results, policies and disclosures upon adoption, including the accounting for costs which may be paid by the lessee directly to a third party, such as real estate taxes.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments. This ASU clarifies guidance on the classification of certain cash receipts and payments in the statement of cash flows to reduce diversity in practice with respect to (i) debt prepayment or debt extinguishment costs, (ii) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, (iii) contingent consideration payments made after a business combination, (iv) proceeds from the settlement of insurance claims, (v) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (vi) distributions received from equity method investees, (vii) beneficial interests in securitization transactions, and (viii) separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2018. Predecessor has adopted this ASU effective January 1, 2018. The adoption of this update is not expected to have a significant impact on the Predecessor’s combined consolidated financial statements.

Nationwide Postal and Affiliates Predecessor Notes to Combined Consolidated Financial Statements December 31, 2017 and 2016

In November 2016, the FASB issued ASU 2016-18, Restricted Cash. This ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Restricted cash and restricted cash equivalents will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period balances on the statement of cash flows upon adoption of this standard. ASU 2016-18 is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2018. The Predecessor has adopted this ASU effective January 1, 2018 and the escrows and reserves balance will be reclassified in the combined consolidated statement of cash flows.

In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business. ASU 2017-01 which provides a screen to determine when an asset acquired or group of assets acquired is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen may reduce the number of transactions that need to be further evaluated and expects future property acquisitions to be asset acquisitions. ASU 2017-01 is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2017. The Predecessor has adopted this ASU effective January 1, 2017.

In January 2017, the FASB issued ASU 2017-03, Accounting Changes and Error Corrections (Topic 250) and Investments - Equity Method and Joint Ventures (Topic 323). This new guidance requires that companies evaluate ASUs that have not been adopted to determine the appropriate financial statement disclosures about the potential material effects of those ASUs on the financial statements when adopted. This new guidance is effective immediately. Predecessor adopted this guidance, as required, for the year ended December 31, 2017, which did not have a material impact on our combined consolidated financial statements.

In March 2018, the FASB issued ASU No. 2018-05, Income Taxes (Topic 740) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. ASU 2018-05 provides guidance on accounting for the tax effects of the U.S. Tax Cuts and Jobs Act (“Tax Reform”) pursuant to the Staff Accounting Bulletin No. 118, which allows companies to complete the accounting under Accounting Standard Codification (“ASC”) 740 within a one-year measurement period from Tax Reform enactment date, which occurred for the purposes of the Predecessor’s combined consolidated financial statements for the year ended December 31, 2018, when the necessary information is not available, prepared, or analyzed in sufficient detail to complete the accounting. The Predecessor will apply this amendment.

In July 2018, the FASB issued ASU No. 2018-09, Codification Improvements. These amendments provide clarifications and corrections to certain ASC subtopics including the following: 220-10 (Income Statement - Reporting Comprehensive Income - Overall), 470-50 (Debt - Modifications and Extinguishments), 480-10 (Distinguishing Liabilities from Equity - Overall), 718-740 (Compensation - Stock Compensation - Income Taxes), 805-740 (Business Combinations - Income Taxes), 815-10 (Derivatives and Hedging - Overall), and 820-10 (Fair Value Measurement - Overall). Some of the amendments in ASU 2018-09 do not require transition guidance and will be effective upon issuance; however, many of the amendments do have transition guidance with effective dates for annual periods beginning after December 15, 2018. The Predecessor is currently assessing the impact this guidance will have on its combined consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement which removes, modifies, and adds certain disclosure requirements related to fair value measurements in ASC 820. This guidance is effective for the Predecessor in fiscal years beginning after December 15, 2019 with early adoption permitted. The Predecessor is currently assessing the impact this guidance will have on its combined consolidated financial statements.

3. INTANGIBLE ASSETS AND LIABILITIES

Amortization of in-place lease intangibles was $730,072 and $728,644 for the years ended December 31, 2017 and 2016, respectively. This amortization is included in depreciation and amortization in the combined consolidated statements of income. Amortization of acquired below-market leases was $242,665 and $242,989 for the years ended December 31, 2017 and 2016, respectively, and is included in rent income in the combined consolidated statements of income.

Nationwide Postal and Affiliates Predecessor Notes to Combined Consolidated Financial Statements December 31, 2017 and 2016

These intangible assets and liabilities will be amortized as follows:

Year ending December 31,	In-Place Lease Intangibles	Below Market Leases
2018	$787,552	$281,944
2019	776,279	281,944
2020	774,848	278,515
2021	751,531	245,004
2022	127,307	222,090
Thereafter	—	2,035,827
Total	$3,217,517	$3,345,324

4. MORTGAGE LOANS PAYABLE

Mortgage loans payable consist of the following:

Vision Bank

In September 2016, the Predecessor repaid the mortgage loans that were secured by 30 properties with the proceeds of a mortgage loan from Vision Bank in the aggregate principal amount of $16,921,219. The Vision Bank loan requires monthly payments of principal and interest of $102,539 based on a 30-year amortization schedule, plus interest at 4% per annum for the first five years, after which the interest rate will reset at a variable rate equal to the Wall Street Journal prime rate plus 0.5%. The Vision Bank mortgage loan matures on September 8, 2036, at which time all accrued interest and unpaid principal are due. The mortgage loan is collateralized by the first mortgage liens on 30 properties and a personal guarantee of payment by the sole shareholder of NPM Inc.

Atlanta Postal Credit Union

Mortgage loan payable in the original principal amount of $19,840,000, requiring monthly payments of principal and interest of $98,475, including interest at 4.15% per annum until maturity on September 1, 2021, at which time all accrued interest and unpaid principal are due. The loan is secured by first mortgage liens on 140 properties and a personal guarantee of payment by the sole shareholder of NPM Inc.

First Oklahoma Bank

In December 2017, the Predecessor entered into a mortgage loan payable with First Oklahoma Bank in the original amount of $404,000 requiring monthly payments of principal and interest of $2,556 based on a 20-year amortization schedule, and interest at 4.5% per annum through December 13, 2022, after which the interest rate will reset to a variable rate equal to the Wall Street Journal prime rate plus 0.5%. The mortgage loan matures on December 13, 2037, at which time all accrued interest and unpaid principal are due. This mortgage loan is collateralized by first mortgage liens on four properties and a personal guarantee of payment by the sole shareholder of NPM Inc.

The following were the principal balances on the mortgage loans payable as of December 31, 2017 and 2016:

Mortgage loans payable	2017	2016
Vision Bank	$16,219,634	$16,789,422
Atlanta Postal Credit Union	17,766,430	18,215,044
First Oklahoma Bank	404,000	—
Total mortgage loans payable	$34,390,064	$35,004,466

Nationwide Postal and Affiliates Predecessor Notes to Combined Consolidated Financial Statements December 31, 2017 and 2016

Principal payments on the mortgage loans payable through maturity are as follows:

Year Ending December 31,	Amount
2018	$1,047,089
2019	1,090,886
2020	1,132,830
2021	17,009,646
2022	622,561
Thereafter	13,487,052
34,390,064
Less: Deferred financing costs, net	233,584
Total	$34,156,480

5. LOANS PAYABLE – RELATED PARTY

The Predecessor has interest-only promissory notes in principal amounts aggregating $3,544,215 payable to a related party. The loans bear interest at 1.9% per annum, require interest only payments and mature between August 1, 2036 through July 1, 2041. In June 2018, pursuant to a loan modification agreement, these notes were assumed by an affiliate of the Predecessor and recorded as an increase in equity of the Predecessor. Interest expense incurred for these notes was $67,340 for each of the years ended December 31, 2017 and 2016, respectively.

6. OPERATING LEASE AGREEMENTS

All of the properties owned by the Predecessor are leased to a single tenant, the United States Postal Service. The leases expire at various dates through February 28, 2027.

Future minimum rental income to be received on noncancellable leases is as follows:

Year Ending December 31,	Amount
2018	$5,232,201
2019	5,270,724
2020	4,760,699
2021	4,348,477
2022	2,226,311
Thereafter	4,203,289
Total	$26,041,701

7. INCOME TAXES

Federal and state income tax benefit (expense) relate to UPH. The federal and state income tax benefit (expense) for the years ended December 31, 2017 and 2016 is comprised of the following:

Provision for income taxes	2017	2016
Current:
Federal	$(125,662)	$(146,000)
States	(21,189)	(19,250)
Total current expense	(146,851)	(165,250)
Deferred:
Federal	683,778	129,041
State	6,360	35,048
Total deferred benefit	690,138	164,089
Total income tax benefit (expense)	$543,287	$(1,161)

Nationwide Postal and Affiliates Predecessor Notes to Combined Consolidated Financial Statements December 31, 2017 and 2016

The effective tax rate before income taxes varies from the current statutory US Federal income tax rate as follows:

	2017	2016
Tax expense at Federal statutory rates	34.0%	34.0%
Flow-through entities	-34.6%	-37.1%
Rate change	-1.7%	—
State taxes	-0.1%	-0.3%
Valuation allowance	-40.5%	0.2%
Uncertain tax position (“FIN 48”)	11.5%	3.3%
Total US Federal income tax rate	-31.4%	0.1%

Significant components of the Predecessor’s deferred tax assets (liabilities) are as follows:

Provision for income taxes	2017	2016
Deferred tax assets
Net operating loss carryforward	$1,435,599	$2,216,811
Other assets	43,444	102,004
Accrued expenses	62,001	76,575
Total deferred tax assets	1,541,044	2,395,390
Valuation allowance	(1,312,655)	(2,008,120)
Deferred tax assets, net of valuation allowance	228,389	387,270

Deferred tax liabilities
Basis differential in carrying value of real estate assets	(1,294,181)	(2,143,200)

Total deferred tax liability	(1,294,181)	(2,143,200)
Deferred tax liability, net	$(1,065,792)	$(1,755,930)

On December 22, 2017, the U.S. government enacted comprehensive tax reform commonly referred to as the Tax Cuts and Jobs Act (“TCJA”).  Under Accounting Standards Codification (“ASC”) 740, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. The TCJA makes broad and complex changes to the U.S. tax code, the following of which could potentially impact UPH’s effective tax rate in the current and future periods: (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017; (3) accelerated expensing on certain qualified property; (4) creating a new limitation on deductible interest expense to 30% of tax adjusted EBITDA through 2021 and then 30% of tax adjusted EBIT thereafter; (5) eliminating the corporate alternative minimum tax.   For the period ended December 31, 2017, UPH realized a tax benefit of $575,000 related to re-measuring the net deferred tax liability in connection with the reduced federal corporate tax rate enacted by the TCJA.

UPH has gross federal net operating losses of $6,070,000 and $6,118,000 at December 31, 2017 and 2016, respectively, which begin to expire in 2020.  UPH has post apportionment state net operating losses of $2,417,343 and $2,570,523 at December 31, 2017 and 2016, respectively, which begin to expire on various dates.  UPH’s federal and certain state net operating losses are subject to limitation under section 382 of the Internal Revenue Code and applicable state codes.  Accordingly, UPH is precluded from using a majority of the federal and certain state net operating losses and has provided for a valuation allowance of $1,312,655 and $2,008,120 against such tax effected net operating losses at December 31, 2017 and 2016, respectively.  The decrease in the valuation allowance at December 31, 2017 is primarily attributable to the change in the federal tax rate from 34% to 21% as enacted by the TCJA.

As of December 31, 2017 and 2016, the Predecessor’s combined consolidated balance sheets reflect a liability for unrecognized tax benefits in the amounts of $569,162 and $458,001, respectively, primarily related to the utilization of certain loss carryforwards. For the years ended December 31, 2017 and 2016, UPOI has accrued interest and penalties of $74,466 and $53,661, respectively, which are included in the combined consolidated balance sheets in accounts payable, accrued expenses and other liabilities.  For the years ended December 31, 2017 and 2016, UPOI incurred interest and penalties of $20,805 and $53,661, respectively, which are included in the combined consolidated statements of income.  The Predecessor estimates that unrecognized tax benefits may decrease by approximately $122,000 within twelve months of the balance sheet date due to expiring statutes of limitation.

Nationwide Postal and Affiliates Predecessor Notes to Combined Consolidated Financial Statements December 31, 2017 and 2016

The Predecessor files income tax returns in the U.S. and in various state jurisdictions with varying statutes of limitations. As of December 31, 2017, the Predecessor is no longer subject to income tax return examination by tax authorities for years prior to 2014.

8. RELATED PARTY TRANSACTIONS

Management fee income

The Predecessor recognized management fee income of $699,659 and $695,134 for the years ended December 31, 2017 and 2016, respectively, from various properties which are affiliated with the owner of NPM. These amounts include accrued management fees receivable of $99,724 and $62,581 at December 31, 2017 and 2016, respectively, which is included in rents and other receivables on the combined consolidated balance sheets.

9. COMMITMENTS AND CONTINGENCIES

The Predecessor is not presently involved in any litigation nor to its knowledge is any litigation threatened against the Predecessor that, in management’s opinion, would result in any material adverse effect on the Predecessor’s financial position, or which is not covered by insurance.

10. SUBSEQUENT EVENTS

During 2018, the Predecessor acquired ten properties for an aggregate purchase price of $2,766,700, including acquisition costs of $29,238.

In January 2018, the Predecessor entered into a mortgage loan with Vision Bank in the original amount of $960,000 requiring monthly payments of principal and interest of $6,374 based on a 20-year amortization schedule, and interest at 5% per annum through January 31, 2023, after which the interest rate will reset to a variable rate equal to the Wall Street Journal prime rate plus 0.5%. The mortgage loan matures on January 31, 2038, at which time all accrued interest and unpaid principal are due. This mortgage loan is collateralized by first mortgage liens on one property and a personal guarantee of payment by the sole shareholder of NPM Inc.

In October 2018, the Predecessor entered into a mortgage loan payable with First Oklahoma Bank in the original amount of $747,500 requiring monthly payments of principal and interest of $4,592 based on a 25-year amortization schedule, and interest at 5.5% per annum through October 31, 2023, after which the interest rate will reset to a variable rate equal to the Wall Street Journal prime rate. The mortgage loan matures on October 1, 2043, at which time all accrued interest and unpaid principal are due.

Management has evaluated subsequent events through the date that the financial statements were issued.

* * * * *

Independent Auditor’s Report

To the Stockholder

Acquisition Properties

Cedarhurst, New York

We have audited the accompanying combined statements of revenues and certain operating expenses of the Acquisition Properties for the years ended December 31, 2017 and 2016, and the related notes.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the combined statements of revenues and certain operating expenses in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the combined statements of revenues and certain operating expenses that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the combined statements of revenues and certain operating expenses based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined statements of revenues and certain operating expenses are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined statements of revenues and certain operating expenses. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined statements of revenues and certain operating expenses, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined statements of revenues and certain operating expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined statements of revenues and certain operating expenses.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined statements of revenues and certain operating expenses referred to above present fairly, in all material respects, the combined revenues and certain operating expenses of the Acquisition Properties for the years ended December 31, 2017 and 2016, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying combined statements of revenues and certain operating expenses were prepared for the purpose of complying with rules and regulations of the U.S. Securities and Exchange Commission as described in Note 1 to the combined statements of revenues and certain operating expenses and are not intended to be a complete presentation of the Acquisition Properties’ revenues and expenses.

/s/ BDO USA, LLP

We have served as the Company’s  auditor since 2017.

New York, New York

November 21, 2018

Acquisition Properties
Combined Statements of Revenues and Certain Operating Expenses
For the Years Ended December 31, 2017 and 2016

	Year Ended	Year Ended
	12/31/17	12/31/16

Revenues
Rental revenue	$2,309,529	$2,141,413
Reimbursement income	350,776	331,380
	2,660,305	2,472,793

Certain Operating Expenses
Real estate taxes	358,899	340,911
Insurance	60,565	54,568
Repairs and maintenance	57,877	59,894
Management fees	46,567	46,680
Utilities	6,943	4,713
Total expenses	530,851	506,766
Revenues in excess of certain operating expenses	$2,129,454	$1,966,027

See accompanying notes to combined statements of revenues and certain operating expenses.

Acquisition Properties Notes to Combined Statements of Revenues and Certain Operating Expenses For the Years Ended December 31, 2017 and 2016

1. BACKGROUND AND BASIS OF PRESENTATION

The accompanying combined statements of revenues and certain expenses of the Acquisition Properties (the “Portfolio”) include the combined operations of seventy-one post office properties under the common management of Nationwide Postage Management, Inc. (“NPM”). The properties were acquired between 1997 and 2017, and are owned either by single purpose LLC’s or through tenancy-in-common. Each of the LLC’s and tenancies-in-common is jointly controlled by a Nathanson family individual or entity and a Spodek family individual or entity. The Acquisition Properties do not represent a legal entity.

The accompanying combined statements of revenues and certain expenses of the Acquisition Properties have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X of the Securities Act of 1933, as amended. Accordingly, the combined statements are not representative of the actual operations of the respective properties reported on herein and are not intended to be a complete presentation in accordance with generally accepted accounting principles. Among the items excluded are interest income, interest expense, depreciation, amortization and amortization of above and below market lease intangibles.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

The Portfolio recognizes rental revenue from tenants on a straight-line basis over the lease terms when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset.

Tenant reimbursements represent the reimbursement of certain real estate taxes. The reimbursements are recognized and presented on a gross basis, as the Portfolio is the primary obligor with respect to real estate taxes.

Use of estimates

Certain estimates and assumptions have been made relating to the reporting and disclosure of revenues and certain expenses during the reporting period to prepare the combined statements of revenues and certain expenses in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates.

3. OPERATING LEASE AGREEMENTS

The Acquisition Properties are post office properties located throughout the United States leased to a single tenant, the United States Postal Service.

As of December 31, 2017, future minimum rental income to be received on noncancellable leases for leases that expire at various dates through January 31, 2028 are approximately as follows:

Year Ending December 31,	Amount
2018	$2,457,000
2019	2,354,000
2020	1,775,000
2021	1,234,000
2022	1,018,000
Thereafter	2,547,000
Total	$11,385,000

Acquisition Properties Notes to Combined Statements of Revenues and Certain Operating Expenses For the Years Ended December 31, 2017 and 2016

4. SUBSEQUENT EVENTS

The Portfolio’s management has evaluated subsequent events through (November 21, 2018), the date that the financial statements were available to be issued.

* * * * *

Until                 , 2018 (25 days after the date of this prospectus), all dealers that effect transactions in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Shares

Postal Realty Trust, Inc.

Common Stock

PROSPECTUS

Bookrunning Manager

Janney Montgomery Scott

, 2018

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC Registration Fee	$	*
NYSE Listing Fee		*
FINRA Filing Fee		*
Printing and Engraving Expenses		*
Legal Fees and Expenses (other than Blue Sky)		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Other Expenses		*
Total	$	*

* To be furnished by amendment.

Item 32. Sales to Special Parties.

See Response to Item 33 below.

Item 33. Recent Sales of Unregistered Securities.

In connection with the initial capitalization of our company, we issued 1,000 shares of our common stock for $1,000 to Andrew Spodek, our chief executive officer. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(a)(2) under the Securities Act of 1933, as amended, as transactions by the issuer not involving a public offering. No general solicitation or underwriters were involved in this issuance.

In connection with the formation transactions, an aggregate of OP units with an aggregate value of $ million, based on the midpoint of the price range set forth on the front cover of the prospectus that forms a part of this registration statement, will be issued to certain persons owning interests in the entities that own the properties and other assets comprising our portfolio as consideration in the formation transactions. All such persons had a substantive, pre-existing relationship with us and made irrevocable elections to receive such securities in the formation transactions prior to the filing of this registration statement with the SEC. Prior to the filing of this registration statement, each such person consented to the contribution of their interests in the ownership entities, or sell certain assets, to our operating partnership or its subsidiaries. All of such persons are “accredited investors” as defined under Regulation D of the Securities Act. The issuance of such units will be effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D of the Securities Act.

Item 34. Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision which eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that: (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate ourselves and our bylaws obligate us, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employees or agents of our company or a predecessor of our company.

We intend to enter into indemnification agreements with each of our executive officers and directors whereby we indemnify such executive officers and directors to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

Furthermore, our officers and directors are indemnified against specified liabilities by the underwriters, and the underwriters are indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See “Underwriting.” In addition, our directors and officers are indemnified for specified liabilities and expenses pursuant to the partnership agreement of Postal Realty LP, the partnership of which we serve as sole general partner.

Insofar as the foregoing provisions permit indemnification of directors, officer or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35. Treatment of Proceeds from Stock Being Registered.

Not applicable

Item 36. Financial Statements and Exhibits.

(A) Financial Statements. See page F-1 for an Index to Financial Statements and the related notes thereto included in this registration statement.

(B) Exhibits. The attached Exhibit Index is incorporated herein by reference.

Item 37. Undertakings.

(a) The undersigned registrant hereby further undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or Rule 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cedarhurst, State of New York, on this       th day of November, 2018.

Postal Realty Trust, Inc.

Andrew Spodek Chief Executive Officer (Principal Executive Officer)

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Andrew Spodek and Jeremy Garber, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional related registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended (including post-effective amendments to the registration statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer and Director	, 2018
Andrew Spodek	(Principal Executive Officer)

	President, Treasurer and Secretary	, 2018
Jeremy Garber	(Principal Financial Officer)

	Chief Accounting Officer	, 2018
(Principal Accounting Officer)

EXHIBIT INDEX

Exhibit	Exhibit Description
1.1*	Form of Underwriting Agreement
3.1*	Form of Articles of Amendment and Restatement of Postal Realty Trust, Inc.
3.2*	Form of Amended and Restated Bylaws of Postal Realty Trust, Inc.
4.1*	Form of Certificate of Common Stock of Postal Realty Trust, Inc.
5.1*	Opinion of regarding the validity of the securities being registered
8.1*	Opinion of Hunton Andrews Kurth LLP with respect to tax matters
10.1*	Form of First Amended and Restated Agreement of Limited Partnership of Postal Realty LP
10.2†*	Postal Realty Trust, Inc. Equity Incentive Plan
10.3†*	Form of Restricted Stock Award Agreement (Time Vesting)
10.4*	Form of Indemnification Agreement between Postal Realty Trust, Inc. and its directors and officers
10.6†*	Form of Employment Agreement between Postal Realty Trust, Inc. and Andrews Spodek
10.7†*	Form of Employment Agreement between Postal Realty Trust, Inc. and Jeremy Garber
10.8*	Form of Tax Protection Agreement between Postal Realty LP and Andrew Spodek
10.9*	Form of Registration Rights Agreement between Postal Realty Trust, Inc. and

21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of BDO USA, LLP
23.2*	Consent of (included in Exhibit 5.1)
23.3*	Consent of Hunton Andrews Kurth LLP (included in Exhibit 8.1)
24.1*	Power of Attorney (included on the Signature Page)
99.1*	Consents of Independent Director Nominees

* To be filed by amendment.

† Compensatory plan or arrangement.